Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

ILLINOIS TOOL WORKS INC.,

ITW IPG INVESTMENTS LLC,

ITW ALPHA S.À R.L.,

ITW PARTICIPATIONS S.À R.L.,

ITW LLC & CO. KG,

ITW SIGNODE HOLDING GMBH,

and

VAULT BERMUDA HOLDING CO. LTD.

Dated as of February 6, 2014

TABLE OF CONTENTS

ARTICLE I
DEFINITIONS

Section 1.01.	Definitions	2
Section 1.02.	Cross References	19
Section 1.03.	Interpretation	21

ARTICLE II
PURCHASE AND SALE

Section 2.01.	Purchase and Sale; Transfer	22
Section 2.02.	Purchase Price	22
Section 2.03.	Closing	23
Section 2.04.	Closing Deliverables	23
Section 2.05.	Preliminary Closing Statement; Payment of Preliminary Purchase Price	25
Section 2.06.	Post-Closing Adjustment	25
Section 2.07.	Allocation of Purchase Price	28
Section 2.08.	Withholding	29

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND THE SELLERS

Section 3.01.	Organization and Qualification	29
Section 3.02.	Authorization	30
Section 3.03.	Non-contravention	30
Section 3.04.	Governmental Authorization	30
Section 3.05.	Capitalization	31
Section 3.06.	Financial Statements	32
Section 3.07.	Absence of Certain Developments	33
Section 3.08.	Compliance with Laws; Permits	33
Section 3.09.	Litigation	35
Section 3.10.	No Undisclosed Liabilities	35
Section 3.11.	Environmental Matters	35
Section 3.12.	Employee Matters	36
Section 3.13.	Employee Benefit Plans	37
Section 3.14.	Taxes	39
Section 3.15.	Intellectual Property	41
Section 3.16.	Material Contracts	42
Section 3.17.	Insurance	44
Section 3.18.	Real Property	44
Section 3.19.	Title to Assets; Sufficiency of Assets	45
Section 3.20	Related Party Transactions	46
Section 3.21.	Brokers	46
Section 3.22.	Reorganization	46
Section 3.23.	No Other Representations And Warranties	47

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Section 4.01.	Organization and Qualification	48
Section 4.02.	Authorization	48
Section 4.03.	Non-contravention	48
Section 4.04.	Governmental Authorization	49
Section 4.05.	Litigation	49
Section 4.06.	Financing	49
Section 4.07.	Solvency	50
Section 4.08.	Brokers	50
Section 4.09.	Purchase for Investment	50
Section 4.10.	Acknowledgements by Buyer	50
Section 4.11.	No Intermediary Transaction Tax Shelter	52
Section 4.12.	Limited Guaranty	52

ARTICLE V
COVENANTS

Section 5.01.	Conduct of the Business	52
Section 5.02.	Pre-Closing Access and Information	56
Section 5.03.	Efforts; Regulatory Filings	57
Section 5.04.	Post-Closing Financial Statements	59
Section 5.05.	Shared Contracts; Affiliate Transactions	59
Section 5.06.	Third Party Approvals and Permits	61
Section 5.07.	Business Guarantees	62
Section 5.08.	Use of ITW Marks	62
Section 5.09.	Insurance	63
Section 5.10.	Legal Proceedings; Production of Witnesses; Privileged Matters	64
Section 5.11.	Retention of Business Records and Post-Closing Access	66
Section 5.12.	Confidentiality	67
Section 5.13.	Noncompetition; Non-Solicitation	69
Section 5.14.	Public Announcements	71
Section 5.15.	Financing	71
Section 5.16.	Debt Financing Cooperation	73
Section 5.17.	Indemnification and Exculpation	75
Section 5.18.	Notice of Certain Events	76
Section 5.19	Appropriate Actions; Further Assurances	77
Section 5.20.	Mail and Other Communications; Accounts	77
Section 5.21.	Reorganization Purchase-Price Adjustments	78
Section 5.22.	Exclusive Dealing	78

ARTICLE VI
TAX MATTERS

Section 6.01.	Tax Returns; Refunds; Transfer Taxes	79
Section 6.02.	Cooperation On Tax Matters	80
Section 6.03.	Buyer Covenants	81
Section 6.04.	Tax Sharing Agreements	81
Section 6.05.	Tax Indemnification	81
Section 6.06.	Procedures Relating to Indemnification of Tax Claims	83
Section 6.07.	Coordination with Article IX	84

ARTICLE VII
EMPLOYEE MATTERS

Section 7.01.   Employees   84

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.01.   Mutual Conditions   87
Section 8.02.   Conditions to the Obligation of Buyer   87
Section 8.03.   Conditions to the Obligations of Parent and the Sellers   88
Section 8.04.   Frustration of Closing Conditions   88

ARTICLE IX
INDEMNIFICATION

Section 9.01.   Survival   89
Section 9.02.   Indemnification   89
Section 9.03.   Procedures   91
Section 9.04.   Limitations of Liability   93
Section 9.05.   Assignment of Claims   95
Section 9.06.   Exclusivity   95
Section 9.07.   Characterization of Indemnity Payments   96

ARTICLE X
TERMINATION

Section 10.01. Termination   96
Section 10.02. Effect of Termination; Termination Fee   97

ARTICLE XI
MISCELLANEOUS

Section 11.01.	Notices	99
Section 11.02.	Amendments and Waivers	100
Section 11.03.	Expenses	101
Section 11.04.	Governing Law; Jurisdiction; WAIVER OF JURY TRIAL	101
Section 11.05.	Assignment; Successors and Assigns; No Third Party Beneficiaries	102
Section 11.06.	Counterparts; Effectiveness	103
Section 11.07.	Entire Agreement	103
Section 11.08.	Severability	103
Section 11.09.	Specific Performance	103
Section 11.10.	Disclosure Schedule	105
Section 11.11.	Retention of Counsel	105
Section 11.12.	Seal	105

EXHIBITS

Exhibit   A   **Calculation Principles**

Exhibit   B   **Loan Assignment Agreement**

Exhibit   C   **Transition Services Agreement**

Exhibit   D   **License Agreement**

Exhibit   E   **Reverse Transition Services Agreement**

Exhibit   F   **Sample Preliminary Closing Statement**

Exhibit   G   **Transition Activities**

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of February 6, 2014, is made and entered into by and among ILLINOIS TOOL WORKS INC., a Delaware corporation ("Parent"), ITW IPG INVESTMENTS LLC, a Delaware limited liability company ("IPG Investments"), ITW ALPHA S.À R.L., a limited liability company organized under the laws of the Grand-Duchy of Luxembourg ("Alpha"), ITW PARTICIPATIONS S.À R.L., a limited liability company organized under the laws of the Grand-Duchy of Luxembourg ("Participations", and together with IPG Investments and Alpha, each an "IPG Equity Seller" and collectively, the "IPG Equity Sellers"), ITW LLC & CO. KG, a limited partnership organized under the laws of Germany ("ITW KG"), ITW SIGNODE HOLDING GMBH, a limited liability company organized under the laws of Germany ("ITW GMBH", and together with ITW KG, each a "German Equity Seller" and collectively, the "German Equity Sellers", and together with the IPG Equity Sellers, each a "Seller" and collectively the "Sellers"), and Vault Bermuda Holding Co. Ltd., a Bermuda exempted limited liability company ("Buyer"). Each of the foregoing parties is referred to herein as a "Party" and collectively as the "Parties".

W I T N E S S E T H :

WHEREAS, Parent and certain of its Subsidiaries (as defined herein) are engaged in the development, manufacture, distribution and sale of steel, plastic and paper products and related equipment and services used for bundling, shipping and protecting transported goods, including one or more of the following: (i) steel and plastic strapping and related tools, equipment, parts and services, (ii) stretch packaging film and related tools, equipment, parts and services, (iii) edge protectors, load-securement materials, bulk flexible packaging bags, cargo container liner systems, corrugated interior packaging, and plastic slip and tier sheets and (iv) software modules for industrial packaging manufacturers, in each case, as conducted by Parent and certain of its Subsidiaries in what is referred to as the Industrial Packaging segment (the "Business");

WHEREAS, in order to effect the separation of the Business, Parent and certain of its Subsidiaries entered into that certain Global Separation Agreement, dated as of October 1, 2013 (the "Global Separation Agreement"), whereby Parent and certain of its Subsidiaries completed an internal legal reorganization (the "Reorganization") to facilitate the separation and sale of the Business and pursuant to which, among other things, (i) Parent and its applicable Subsidiaries contributed, sold, transferred and assigned the Transferred Assets (as defined herein) to the applicable IPG Transferred Entity (as defined herein) or IPG Subsidiary (as defined herein), (ii) the applicable IPG Transferred Entity or IPG Subsidiary assumed and agreed to perform and fulfill when due or comply with the Assumed Liabilities, (iii) Parent and its applicable Subsidiaries retained all right, title and interest in and to the Excluded Assets (as defined herein), and (iv) the Excluded Liabilities (as defined herein) remained the sole obligation and responsibility of Parent or its applicable Subsidiary, in each case, upon the terms and subject to the conditions set forth in the Global Separation Agreement;

WHEREAS, the IPG Equity Sellers own all of the issued and outstanding shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests in, the IPG Transferred Entities and the IPG Transferred Entities directly or indirectly own all of the stock of the IPG Subsidiaries;

WHEREAS, Buyer desires to purchase or cause its Buyer Designee to purchase the IPG Transferred Entities from the IPG Equity Sellers, and the IPG Equity Sellers desire to sell the IPG Transferred Entities to Buyer or its Buyer Designee, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, in connection with the transactions contemplated hereby, Buyer desires to purchase or cause its Buyer Designee to purchase the German Equity Interests (as defined herein) from the German Equity Sellers, and the German Equity Sellers desire to sell the German Equity Interests to Buyer or its Buyer Designee, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, in connection with the transactions contemplated hereby, Buyer desires to purchase or cause its Buyer Designee to purchase the Participations Intercompany Loan (as defined herein) from Participations, and Participations desires to sell the Participations Intercompany Loan to Buyer or its Buyer Designee, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, concurrently with the execution of this Agreement, Buyer has delivered to Parent and the Sellers the limited guaranty (the "Limited Guaranty") of Carlyle Partners VI Cayman Holdings, L.P. (the "Guarantor"), dated as of the date hereof, and pursuant to which the Guarantor has guaranteed certain of Buyer's obligations under this Agreement, on the terms and subject to the conditions set forth in the Limited Guaranty; and

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. <u>Definitions.</u> As used herein, the following terms have the following meanings:

"Action" means any action, claim, suit, arbitration, investigation or proceeding, in each case by or before any Governmental Authority.

"Actually Realized" means, with respect to any Tax Benefit, the time that any refund of Taxes is actually received or applied against other Taxes due, or at the time of the filing of a Tax Return on which a loss, deduction, credit or increase in basis is applied to reduce the amount of Taxes that would otherwise be payable.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have correlative meanings; provided that, from and after the Closing, (a) none of the IPG Entities shall be considered an Affiliate of Parent or the Sellers or any of their respective Affiliates and (b) none of Parent or the Sellers or any of their respective Affiliates shall be considered an Affiliate of any IPG Entity.

"Assumed Liability" has the meaning ascribed to such term in the Global Separation Agreement.

"Balance Sheet" means the unaudited combined statement of financial position of the Business as of the Balance Sheet Date.

"Balance Sheet Date" means September 30, 2013.

"Bargaining Agreement" means each agreement or labor contract entered into with a union, labor organization, works council or similar employee representative governing the terms and conditions of employment of any Business Employee.

"Business Day" means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America, are required to or may be closed.

"Business Employee" means (a) each employee of an IPG Entity (b) each individual whose name is set forth on Schedule 1.01(a) (to the extent employed by an IPG Entity at the Closing), and (c) each individual whose position is set forth on Schedule 1.01(a) (to the extent employed by an IPG Entity at the Closing).

"Business Guarantees" means all guarantees, letters of credit, letters of comfort, bonds (including both bid and performance bonds), sureties and other credit support or assurances provided by Parent or any of the Non-IPG Subsidiaries in support of any obligation of the Business.

"Business Records" means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), Tax Returns and other Tax work papers and files, in each case, only to the extent relating to the Business or the IPG Entities.

"Buyer Designee" means any Subsidiary of Buyer (or, with respect to the German Equity Interests, an IPG Entity) designated by Buyer as purchaser of one or more of the Equity Interests on or prior to the Closing Date.

"Calculation Principles" means (a) the accounting principles, procedures, policies, practices, estimates, judgments and methods set forth on Exhibit A and (b) to the extent not specified on Exhibit A, GAAP consistent with the principles, procedures, policies, practices, estimates, judgments and methods applied in preparation of the Balance Sheet. Any inconsistency between the principles of presentation in the Balance Sheet and the principles, procedures, policies, practices, estimates, judgments and methods described on Exhibit A shall be resolved in favor of Exhibit A.

"Cash" means, as of any date specified, without duplication, cash and cash equivalents and marketable securities of the IPG Entities (taken as a whole) calculated in accordance with GAAP and measured using the Closing Date Exchange Rates. For the avoidance of doubt, (a) Cash shall be increased by the amount of deposits or other payments received by the IPG Entities but not yet credited to the bank accounts of the IPG Entities, to the extent that such deposits or other payments have reduced Net Operating Assets, (b) Cash shall be reduced by the amount of any outstanding checks or other payments issued by the IPG Entities but not yet deducted from the bank accounts of the IPG Entities, to the extent that such checks or other payments have increased Net Operating Assets, (c) Cash of the IPG Entities held in bank accounts of the IPG Entities shall be calculated net of amounts overdrawn from such accounts by one or more IPG Entities but shall not be reduced by any overdrawn positions reclassified to accounts payable and captured in the Net Operating Assets calculation, and (d) Cash shall be reduced by any cash deposits being held as collateral or other security for contractual obligations where the cash in these accounts cannot be withdrawn without curing with a future cash deposit or other financial obligation, including any security deposits with landlords.

"Closing Date Cash" means the aggregate amount of Cash (expressed in United States dollars) retained by the IPG Entities as of 12:01 a.m. (local time in each jurisdiction where such calculation must be made) on the Closing Date; provided, that, Closing Date Cash shall exclude (a) Cash held by the IPG Entities in excess of $75,000,000 in the aggregate, and (b) Cash distributed (or otherwise paid) by the IPG Entities to Parent, the Sellers or their respective Subsidiaries (other than the IPG Entities) prior to or as of the Closing.

4

"Closing Date Exchange Rates" means the foreign exchange rates published by Bloomberg as the Composite 5:00 pm New York closing rates (CMPN) one (1) Business Day prior to the Closing Date (or, if such rate is not published on such date, the first date prior on which Bloomberg publishes the CMPN rate), except as otherwise required by applicable Law (in which case, the exchange rate shall be determined in accordance with such Law).

"Closing Date Indebtedness" means the aggregate amount of Indebtedness (expressed in United States dollars) incurred by any IPG Entity and which remains outstanding as of 12:01 a.m. (local time in each jurisdiction where such calculation must be made) on the Closing Date (but giving effect to any subsequent incurrence of Indebtedness by any IPG Entity prior to or as of the Closing, which for the avoidance of doubt excludes Indebtedness incurred in connection with the Financing or otherwise at the request of Buyer); provided, that, Closing Date Indebtedness shall exclude (a) Indebtedness repaid or otherwise terminated or released prior to or as of the Closing, and (b) the Participations Intercompany Loan.

"Closing Date Payments" means the payment at the Closing in full, in cash, of the Preliminary Purchase Price and any costs, fees and expenses required to be paid by Buyer in connection with the transactions contemplated by this Agreement and the Financing.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Commitment Letters" means the Debt Commitment Letter and the Equity Commitment Letter.

"Competition Laws" means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the purchase and sale of the Equity Interests and the other transactions contemplated by this Agreement, including the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

"Compliant" means, with respect to the Financing Information and Marketing Material, that: (a) such Financing Information and Marketing Material does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information or Marketing Material not misleading in light of the circumstances in which made; and (b) the IPG Entities' auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Financing Information or Marketing Material.

"Confidentiality Agreement" means that certain Confidentiality Agreement by and between Parent and Carlyle Investment Management L.L.C., dated as of October 4, 2013.

"Contract" means any written or oral contract, agreement, arrangement, lease, sublease, license, sublicense, sales order, purchase order, instrument, note, bond, promise or other commitment or obligation that is binding on any Person under Law.

"COTS License" means (a) a "shrink-wrap," "click-through," or "off-the-shelf" software license, or (b) any other software license that is commercially available to the public generally, with annual royalty, license, maintenance, support and other fees of two hundred fifty thousand dollars ($250,000) or less.

"Damages" means any losses, damages, Liabilities, interests, fines, amounts or costs paid or incurred, or claims of any kind (including Taxes) that are actually suffered or sustained, including those resulting from a judgment, a settlement or an award, including the Taxes, costs and expenses (including reasonable fees and expenses of counsel, consultants, experts, and other professional fees) associated therewith.

"Debt Commitment Letter" means the debt commitment letter delivered by Buyer to Parent on the date hereof, together with any related fee letter (in a customarily redacted form), in each case, as amended, supplemented or replaced in compliance with this Agreement, pursuant to which the financial institutions party thereto have agreed, subject only to the Financing Conditions, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the transactions contemplated hereby, including the Closing Date Payments.

"Debt Financing" means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, including the offering or private placement of debt securities contemplated by the Debt Commitment Letter and any related engagement letter.

"Debt Financing Documents" means the agreements, documents and certificates contemplated by the Debt Financing, including: (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes, intercreditor agreements and security documents pursuant to which the Debt Financing will be governed or otherwise contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency and perfection certificates, legal opinions, Organizational Documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or reasonably requested by Buyer or its Financing Sources; (c) all documentation and other information required by bank regulatory authorities under applicable "know-your-customer" and anti-money laundering rules and regulations, including the Patriot Act; and (d) agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are reasonably requested by Buyer or its Financing Sources.

"Disclosure Schedule" means the disclosure schedules delivered by Parent and the Sellers to Buyer concurrently with the execution and delivery of this Agreement.

"Dutch Equity Interests" means all the issued and outstanding shares in the share capital of SPG Netherlands B.V.

"Effect" has the meaning set forth in the definition of Material Adverse Effect.

"Employee CGP" means (i) all the cash payments pursuant to the ITW Long-Term Incentive Plan or any other long-term incentive plan to U.S. Business Employees, and (ii) the accelerated vesting of and settlement of any Seller equity based awards under the ITW Long-Term Incentive Plan. "Employee CGP" does not include cash payments pursuant to the ITW Long-Term Incentive Plan or any other long-term incentive plan for Non-U.S. Business Employees.

"Employee Plan" means any "employee benefit plan", (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)), and each other plan, practice, arrangement or policy providing welfare benefits (health, dental, vision, life, and disability), pension, deferred compensation or retirement benefits (but excluding any such plans or similar employee benefits arrangements sponsored and administered by a Governmental Authority or otherwise required by Law) or equity-based incentive benefits.

"Environmental Conditions" means the presence of Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or ambient air) in a manner or in quantities that has resulted or would result in a violation of, or Liability under, Environmental Laws.

"Environmental Laws" means any applicable Law relating to pollution, protection of the environment and/or protection of the health and safety of persons to the extent relating to Hazardous Substances, including those in the environment.

"Equity Commitment Letter" means the equity financing commitment letter delivered by Buyer to Parent on the date hereof, by and between Buyer and the investment fund named therein, naming Parent as express third party beneficiaries and pursuant to which such investment fund has committed to invest or cause to be invested in the equity capital of Buyer the amount set forth therein for the purposes of financing the transactions contemplated hereby, including the Closing Date Payments.

"Equity Financing" means the equity financing incurred or to be incurred pursuant to the Equity Commitment Letter.

"Equity Interests" means the IPG Equity Interests, and the German Equity Interests, as described in Schedule 1.01(b) hereof.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Excluded Asset" has the meaning ascribed to such term in the Global Separation Agreement.

"Excluded Liability" has the meaning ascribed to such term in the Global Separation Agreement.

"Export Control Laws" means the laws and regulations of applicable jurisdictions governing the export of goods, technical data and services, including the U.S. Arms Export Control Act (22 U.S.C. § 2778 et seq.), as amended, Export Administration Act (50 U.S.C. App. §§ 2401 et seq.), as amended and continued in force by presidential order, any applicable international sanctions law and programs, including those promulgated under the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706), the National Emergencies Act (50 U.S.C. §§ 1601-1651), the Trading with the Enemy Act (50 U.S.C. App. §§ 5, 16), additional international sanctions programs administered by the Department of Treasury Office of Foreign Assets Control and any other regulations promulgated under each such act.

"Final Net Operating Assets" means the Net Operating Assets set forth in the Final Closing Statement and determined to be final pursuant to Section 2.06.

"Financing" means the Equity Financing and the Debt Financing.

"Financing Conditions" means (a) with respect to the Debt Financing, the conditions precedent set forth in Exhibit D of the Debt Commitment Letter, and (b) with respect to the Equity Financing, (i) the conditions precedent to Buyer's obligations under this Agreement set forth in Sections 8.01 and 8.02 and (ii) the condition that the Debt Financing would be funded at the Closing pursuant to the Debt Commitment Letter, if the Equity Financing is funded at the Closing.

"Financing Deliverables" means the following documents to be delivered in connection with the Debt Financing: (a) a solvency certificate in the form attached to the Debt Commitment Letter and customary perfection certificates required in connection with the Debt Financing, and Organizational Documents, officer's certificates and good standing certificates required by the Debt Commitment Letter; (b) documentation and other information reasonably requested by Buyer to evidence compliance with Laws including as may be required by bank regulatory authorities under applicable "know-your-customer" and anti-money laundering rules and regulations; and (c)

agreements, documents or certificates that facilitate the creation, perfection or enforcement, in each case as of the Closing, of Liens securing such Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys and title insurance) as expressly required by the Debt Commitment Letter.

"Financing Failure Event" means any of the following: (a) the commitments with respect to all or any portion of the Financing expiring or being terminated; (b) for any reason, all or any portion of the Financing becoming unavailable; or (c) a breach or repudiation by any party to the Commitment Letters of which the Buyer becomes aware, and which in the case of this clause (c) would reasonably be expected to result in a material delay to the Closing Date.

"Financing Information" means the information with respect to the business, operations and financial condition of the IPG Entities that is expressly required to be provided by the Debt Commitment Letter, including: (a) (i) audited combined statements of financial positions and related statements of income, comprehensive income, equity and cash flows, of the Business for the three most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date; (ii) unaudited combined statements of financial positions and related statements of income, comprehensive income, equity and cash flows of the Business for each subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date (but excluding the fourth quarter of any fiscal year); and (iii) for the periods required by Rule 3-05(b)(2) of Regulation S-X, all additional audited and unaudited financial statements for all significant completed or probable acquisitions; (b) as promptly as practicable, all other information of the type required by Regulation S-X and Regulation S-K under the Securities Act and other accounting rules and regulations of the SEC as may reasonably be requested of the type and form customarily included in private placement memoranda pursuant to Rule 144A of the Securities Act (which, for the avoidance of doubt, shall not include financial statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X, Compensation Discussion and Analysis required by Regulation S-K Item 402(b) or other information or financial data customarily excluded from a Rule 144A offering memorandum, but shall include a customary summary in respect to non-guarantors); (c) due diligence information (including, subject to the receipt of customary non-reliance letters, reports prepared by third parties) reasonably requested by the Financing Sources in connection with the Marketing Material and required to be provided by the Debt Commitment Letter; and (d) such other information relating to the IPG Entities expressly required to be provided by the Debt Commitment Letter.

"Financing Sources" means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financing (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and their respective successors and assigns, together, solely for purposes of Section 10.02(d) and Section 11.05, with their respective Affiliates, and their respective Affiliates'

officers, directors, employees, agents and Representatives and their respective successors and assigns.

"Fundamental Representations" means the representations and warranties of Parent and the Sellers contained in Sections 3.01 (Organization and Qualification), 3.02 (Authorization), 3.05(a) and 3.05(b) (other than the first sentence of 3.05(b))(Capitalization), 3.21 (Brokers) and 3.22 (Reorganization).

"GAAP" means generally accepted accounting principles in the United States of America.

"German Equity Interests" means (a) one common share with a nominal value of EUR 66,400 in Strapex GmbH, a limited liability company organized under the laws of Germany, (b) one common share with a nominal value of EUR 20,500 in ITW Packaging System Group GmbH, a limited liability company organized under the laws of Germany, and (c) one common share with a nominal value of EUR 181,140 in Signode System GmbH, a limited liability company organized under the laws of Germany.

"Government Official" means any officer or employee of a Government Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

"Governmental Authority" means (a) any national, federal, state, county, municipal, local or foreign or supranational government, or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government, and (c) any arbitrator or arbitral body or panel, department, ministry, instrumentality, agency, court, commission or body of competent jurisdiction.

"Hazardous Substances" means any toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive or caustic substances or materials (whether solids, liquids or gases), or any other substances, materials or wastes subject to regulation (or for which Liability may be imposed) under any Environmental Law based on their deleterious or dangerous characteristic(s) or property(ies), including petroleum, its derivatives, by-products and other hydrocarbons, urea formaldehyde, lead-based paint, PCBs and asbestos.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

"Import Laws" means the laws and regulations of applicable jurisdictions governing the import of merchandise, including those administered by the U.S. Customs and Border Protection under Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

"Income Tax" means any income, franchise, net profits, excess profits or similar Taxes measured on the basis of net income.

"Indebtedness" means, in each case measured using the Closing Date Exchange Rates for the applicable jurisdiction, (a) all obligations of the IPG Entities for borrowed money, (b) all obligations of the IPG Entities evidenced by notes, bonds, debentures or similar instruments, (c) all obligations of the IPG Entities for the deferred purchase price of property or services (other than obligations for raw materials, inventory, services and supplies incurred in the ordinary course of business), (d) all obligations of the IPG Entities under any capitalized lease (as determined consistent with the treatment within the Financial Statements, or GAAP if such leases are not included within the Financial Statements), (e) all obligations of the IPG Entities under conditional sale or other title retention agreements relating to property purchased by an IPG Entity, (f) all obligations of the IPG Entities under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination cost thereof), (g) all guarantees issued by an IPG Entity of any Indebtedness of any Person other than another IPG Entity, and (h) all accrued and unpaid interest, penalties, prepayment premiums, breakage, make-whole payments, fees and other charges and amounts related to any of the foregoing. For the avoidance of doubt, Indebtedness shall exclude (i) obligations solely between or among one or more IPG Entities, (ii) the leases set forth on Schedule 1.01(c), which shall be treated as operating leases, and not capital leases, for all purposes of this Agreement and consistent with the treatment of such leases within the Financial Statements, and (iii) the undrawn portion of any letters of credit or performance bonds.

"Intellectual Property" means all United States and foreign intellectual property rights, including all: (a) patents and patent applications; (b) trademarks, service marks, trade dress, logos, brand names, corporate names, trade names, and other indicia of origin, and all registrations of and applications to register the foregoing, together with the goodwill symbolized by any of the foregoing; (c) copyrights, and all registrations thereof and applications to register the foregoing; (d) mask works and industrial designs, and all registrations of and applications to register the foregoing; (e) internet domain names; and (f) trade secrets and any other intellectual property rights in confidential or proprietary information, unpatented inventions, know-how, methods, processes, customer lists, designs, intellectual property rights in Software, and data and databases.

"Intercompany Balances" means, as of any date, all balances as of such date between Parent and any Non-IPG Subsidiaries, on the one hand, and any IPG Entity, on the other hand, including intercompany accounts receivable and intercompany accounts payable. For the avoidance of doubt, for purposes of this Agreement the definition of "Intercompany Balances" shall exclude all balances arising from or related to Trade Intercompany Arrangements and the Participations Intercompany Loan.

"IPG Entities" means the IPG Transferred Entities and the IPG Subsidiaries.

11

"IPG Equity Interests" means all of the issued and outstanding shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests in, the IPG Transferred Entities.

"IPG Plan" means each Employee Plan that an IPG Entity, alone and not with Parent or any Affiliate of Parent (other than an IPG Entity) sponsors or maintains for the benefit of any current or former Business Employee.

"IPG Subsidiaries" means the direct and indirect Subsidiaries of the IPG Transferred Entities. For the avoidance of doubt, for purposes of this Agreement the definition of "IPG Subsidiaries" shall (a) exclude the JV Entities and (b) include Strapex GmbH, a limited liability company organized under the laws of Germany, ITW Packaging Systems Group GmbH, a limited liability company organized under the laws of Germany, and Signode System GmbH, a limited liability company organized under the laws of Germany.

"IPG Transaction Expenses" means all (i) costs and expenses incurred by or on behalf of the IPG Entities in connection with the preparation, negotiation, execution and performance of this Agreement, the Reorganization Documents and the other Transaction Documents and the transactions contemplated hereby and thereby and (ii) the Seller Retention Amounts; provided, however, that IPG Transaction Expenses shall exclude (a) costs and expenses paid by Parent, the Sellers or any of their Subsidiaries (including the IPG Entities) prior to or as of the Closing, (b) costs and expenses contemplated to be paid by Buyer or its Affiliates pursuant to this Agreement or any other Transaction Document, (c) costs and expenses incurred by the IPG Entities after the Closing (other than pursuant to agreements entered into by any IPG Entity prior to the Closing), and (d) other than the Seller Retention Amounts, all amounts payable at or following the Closing pursuant to the Retention Agreements or any Severance Arrangements.

"IPG Transferred Entities" means Premark Packaging LLC, a Delaware limited liability company, Signode International Holdings LLC, a Delaware limited liability company, and SPG Netherlands Holdings C.V., a limited partnership organized under the laws of the Netherlands.

"IRS" means the U.S. Internal Revenue Service.

"ITW Marks" means the names "ITW" and "Illinois Tool Works", and any derivation thereof, and anything confusingly similar thereto, and their translations into languages other than English, including, any trade names, logos, Internet addresses and domain names, trademarks and related registrations and applications, in each case, that consist of or contain such names, whether or not in combination with other names.

"JV Entities" means, collectively, (a) Indiana Pickling and Processing Company, an Indiana joint venture partnership, and (b) M.P.S. Metal Plastik Sanayi Cember ve Paketleme Sistemleri Imalat ve Ticaret A.S., a corporation organized under the laws of the Republic of Turkey.

"knowledge of the Sellers", "Sellers' knowledge" or any other similar knowledge qualification in this Agreement means to the actual knowledge of the Persons set forth in Schedule 1.01(d).

"Law" means, with respect to any Person, any United States or foreign federal, state or local law, constitution, treaty, convention, ordinance, code, rule, regulation, statute, order, executive order, writ, injunction, judgment, decree, ruling, award or other similar requirement enacted, issued, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise herein.

"Leased Real Property" means the real property leased by any IPG Entity as tenant that is utilized by the Business.

"Liability" means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

"Licensed Intellectual Property" has the meaning ascribed to such term in the License Agreement.

"Lien" means, with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, license, right of first refusal, right of first offer, adverse claim, restriction on use or transfer, encroachment, easement, right-of-way, title defect, levy, covenant or option in respect of such property, equity interest or asset.

"Marketing Material" means each of the following: (a) customary bank books, information memoranda and other information packages regarding the business, operations and financial condition of the IPG Entities, including information relating to the transactions contemplated hereby; (b) a customary "road show presentation" and a preliminary and final offering memorandum, pricing term sheet, or private placement memorandum, in each case that is suitable for use in a customary "high-yield road show," which offering memorandum or private placement memorandum will be in a form customary for offerings under Rule 144A (which, for the avoidance of doubt, shall not include financial statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X, Compensation Discussion and Analysis required by Regulation S-K Item 402(b) or other information or financial data customarily excluded from a Rule 144A offering memorandum, but shall include a customary summary in respect to non-guarantors) and to enable the independent registered public accountants of the IPG Entities to render a customary "comfort letter" (including customary "negative assurances") on the Closing Date; and (c) other marketing material expressly required to be provided by the Debt Commitment Letter in connection with the marketing of the Debt Financing.

"Marketing Period" means the first period of 15 consecutive calendar days (provided that July 3, 2014 and July 4, 2014 shall not be deemed calendar days for purposes of calculating such 15 consecutive calendar day period) throughout and at the end of which Buyer and its Financing Sources shall have had access to all requested Marketing Material and the Financing Information, in each case, that is Compliant; provided, that if Parent shall in good faith believe that the Marketing Period has commenced and that it has provided the Financing Information and Marketing Material that is Compliant at the time such notice is given, Parent may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery), in which case Parent shall be deemed to have complied with this clause unless Buyer in good faith reasonably believes that either the Marketing Period has not commenced or that Parent has not completed the delivery of the Financing Information and Marketing Material or that the Financing Information or Marketing Material is not Compliant at the time such notice is given and, within three (3) Business Days after the delivery of such notice by Parent, Buyer delivers a written notice to Parent to that effect (stating, if applicable, with specificity which Financing Information or Marketing Material Parent has not been delivered or is not Compliant); provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.

"Material Adverse Effect" means any circumstance, development, change, event or effect (each an "Effect") that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Business or the IPG Entities (taken as a whole and after giving effect to the Reorganization); provided, however, that no Effect shall be considered when determining whether a Material Adverse Effect has occurred to the extent such Effect resulted or arose from any of the following: (a) any action taken or omission to act with the consent or upon the request of Buyer (including any action taken or omission to act which is required or expressly permitted by the Transaction Documents); (b) any change or development in general economic conditions in the industries, markets or geographies in which the Business operates; (c) any change in Law or GAAP or the interpretation or enforcement of any of the foregoing; (d) any failure of the Business to meet, with respect to any period or periods, any internal forecasts or projections, estimates of earnings or revenues or business plans; provided, that this clause (d) shall not prevent a determination that any Effect underlying such failure to meet forecasts, projections, estimates or business plans has resulted in, or contributed to, a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect); (e) any natural disaster, change in the weather or climate, act of war (whether or not declared), armed hostilities or terrorism, change in political environment or any escalation or worsening thereof or actions taken in response thereto; (f) the execution, delivery, performance, consummation or public announcement of this Agreement or the transactions contemplated by this Agreement, including any Action resulting therefrom or with respect thereto, and any adverse change in customer, governmental, vendor, employee, union, supplier or similar relationships in each case to the extent resulting therefrom or with respect thereto, including as a result of the identity of Buyer or any of its Affiliates (provided, that this clause (f) shall not apply (x) to any representation or warranty contained in this Agreement to the extent that it expressly purports to address the consequences resulting from the execution, delivery, performance, consummation or public announcement of this Agreement or the transactions contemplated hereby or (y) to the condition set forth in Section 8.02(b) to the extent related to the truth or accuracy of any such representation or warranty); (g) any change or development in financial, credit, currency or securities markets, general economic or business conditions, or political, social or regulatory conditions; or (h) any fluctuations in currency, but in the case of clauses (b), (c), (e) and (g) only to the extent any such Effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on the Business or the IPG Entities (taken as a whole and after giving effect to the Reorganization) relative to other Persons in the industries in which the Business operates.

"Net Operating Assets" means the difference (whether positive or negative) of (a) the total combined operating assets of the IPG Entities, including accounts receivable, inventory, property, plant and equipment and prepaid and other assets, minus (b) the total combined operating liabilities of the IPG Entities, including accounts payable and other accrued liabilities, in each case, calculated as of 12:01 a.m. (local time in each jurisdiction where such calculation must be made) on Closing Date, as determined in accordance with the Calculation Principles. Notwithstanding the foregoing, the Parties agree that the determination of "Net Operating Assets" shall (i) exclude Cash, Indebtedness and IPG Transaction Expenses, (ii) exclude any assets and liabilities related to Income Taxes, (iii) exclude amounts outstanding under the Participations Intercompany Loan, (iv) exclude any Intercompany Balances that are eliminated by discharge or otherwise at or prior to the Closing in accordance with Section 5.05(c), (v) exclude all amounts payable at or following the Closing pursuant to the Retention Agreements and Severance Arrangements, (vi) exclude all assets and liabilities under the Excluded Plans and (vii) include all assets and liabilities related to the IPG Plans and the New IPG Plans, in each case, as determined in accordance with the Calculation Principles.

"New IPG Plan" means each IPG Plan listed in Schedule 3.13(a)(ii) that will become effective on or before the Closing.

"Non-IPG Subsidiary" means any Subsidiary of Parent other than the IPG Entities.

"Non-U.S. Business Employee" means each Business Employee that is not a U.S. Business Employee.

"Organizational Documents" means any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments of any Person.

"Owned Real Property" means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any IPG Entity.

"Participations Intercompany Loan" means the loans evidenced by (a) that certain Loan Agreement dated as of December 31, 2013 between SPG Netherlands Holdings C.V., as borrower and Participations, as lender, denominated in DKK, (b) that certain Loan Agreement dated as of December 31, 2013 between SPG Netherlands Holdings C.V., as borrower and Participations, as lender, denominated in EUR, (c) that certain Loan Agreement dated as of December 31, 2013 between SPG Netherlands Holdings C.V., as borrower and Participations, as lender, denominated in EUR and (d) that certain Loan Agreement dated as of October 1, 2013 between SPG Netherlands Holdings C.V., as borrower and Participations, as lender, denominated in AUD.

"Permitted Liens" means (a) Liens for Taxes, assessments or other governmental charges, in each case, not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics', materialmens', carriers', workers', repairers' and similar Liens, in each case, arising or incurred in the ordinary course of business consistent with past practice for amounts that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (c) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the Business or any violation of which has not had and would not reasonably be expected to have, individually or in the aggregate, a material impact on the Business (taken as a whole), (d) covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens, if any, that would not reasonably be expected to result in material Liability or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted, (e) with respect to any Leased Real Property, (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, and (ii) any Lien permitted under the applicable lease agreement and any ancillary documents thereto, (f) all covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens that would be readily apparent upon physical inspection of the Real Property or review of an accurate survey covering the Real Property, or that are otherwise disclosed in any real property files that have been made available to Buyer, in each case, which do not, individually or in the aggregate, materially impair the occupancy, use or value of the Real Property for the purposes for which it is currently used in connection with the Business, (g) Liens disclosed in the Disclosure Schedules, including those listed in Schedule 1.01(e), (h) Liens created by Buyer or its successors and assigns, (i) Liens (other than monetary liens) incurred in the ordinary course of business since the Balance Sheet Date that do not materially interfere with the conduct of the Business in substantially the manner currently conducted, (j) non-exclusive licenses to Intellectual Property and (k) exclusive licenses to Intellectual Property granted in the ordinary course of business consistent with past practice.

"Person" means an individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust or other entity or organization of any kind, including a Governmental Authority.

"Post-Closing Tax Period" means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

"Pre-Closing Tax Period" means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.

"Preliminary Net Operating Assets" means the Net Operating Assets as estimated, in good faith, by the Sellers in the Preliminary Closing Statement pursuant to Section 2.05(a).

"Prime Rate" means the rate per annum published in *The Wall Street Journal* from time to time as the prime lending rate prevailing during any relevant period.

"Real Property" means the Owned Real Property and Leased Real Property.

"Reorganization Documents" means the Global Separation Agreement, the Conveyance Instruments (as defined in the Global Separation Agreement) and any other deed, bill of sale, endorsement, assignment, certificate or other instrument of conveyance and assignment as may be determined by Parent to be necessary or advisable to effect the Reorganization pursuant to the Global Separation Agreement.

96   "Representative" means, with respect to any Person, such Person's directors, legal representatives, officers, employees, counsel, financial advisors, accountants, financing sources, auditors, agents and other authorized representatives (whether third-party or otherwise).

97   "Restricted Business" means the development, manufacture, distribution and sale of (a) steel and plastic strapping and related tools, equipment, parts and services, (b) stretch packaging film and related tools, equipment, parts and services, and (c) edge protectors used to unitize goods on a pallet, paper and plastic air bags that restrict load movement during transport, cargo container liner systems, corrugated and honeycomb void fillers and panels for cargo

containers, and plastic slip and tier sheets, in each case, for use in the protection of goods in transit, and, in the case of each of clauses (a) through (c) above, as conducted by Parent and certain of its Subsidiaries in what is referred to as the Industrial Packaging segment.

"Retained Businesses" means all businesses now, previously or hereafter conducted by Parent, the Sellers or any of their Subsidiaries or Affiliates, other than the Business.

"Retention Agreements" means the retention agreements set forth on Schedule 1.01(f).

"SEC" means the United States Securities and Exchange Commission.

Seller Group" means, with respect to U.S. federal Income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Parent is the common parent and an IPG Entity is a member and, with respect to state, local or foreign Income Taxes, the consolidated, combined or unitary group of which an IPG Entity, on the one hand, and Parent or a Non-IPG Subsidiary, on the other hand, are members for such state, local or foreign Income Tax purposes.

"Seller Group Tax Return" means any Tax Return of any Seller Group.

"Seller Retention Amounts" means the sum of (a) all amounts payable (including any employer portion of applicable employment or social insurance taxes) under any retention, stay, transaction, completion or similar bonus payable to any current or former Business Employees as a result of the completion of the transactions contemplated by this Agreement or the recipient's continued employment following Closing other than pursuant to the Retention Agreements, plus (b) any amounts payable by reason of the Retention Agreements (including the employer portion of any employment or social insurance taxes), plus (c) any amounts attributable to the cash payments payable to Non-U.S. Employees pursuant to the ITW Long-Term Incentive Plan or any other long-term incentive plan, only, in the case of clauses (b) and (c) to the extent such amounts, in the aggregate, exceed $15,000,000.

"Severance Arrangements" means (a) each individual severance agreement set forth in Schedule 1.01(g), (b) the Industrial Packaging Transitional Severance Policy and (c) the ITW Separation Pay Plan and practices.

"Shared Contract" means any Contract to which Parent or any of its Subsidiaries is a party with any non-Affiliated third party and which (a) benefits both the Business and any Retained Business, and (b) (x) pursuant to which the IPG Entities, individually or in the aggregate, purchased (or otherwise received) goods and/or services, directly or indirectly, from such third party in excess of $250,000 in the fiscal year ended December 31, 2012, or (y) that are otherwise material to the conduct of the Business. For the avoidance of doubt, for purposes of this Agreement the definition of "Shared Contract" shall exclude Employee Plans, which are addressed in Section 3.13, insurance policies, which are addressed in <u>Section 3.17</u> and other corporate-level services provided by Parent, which are addressed in the Transition Services Agreement.

"<u>Significant Other Income Taxes</u>" means a deficiency equal to or greater than $100,000 of Income Taxes imposed by any Taxing Authority (other than the Internal Revenue Service) with respect to a single Tax Issue.

"<u>Software</u>" has the meaning ascribed to such term in the License Agreement.

"<u>Specified Auditor Assistance</u>" means (a) providing customary "comfort letters" (including customary "negative assurances") for either a public registration statement or private placement transaction and assistance with the due diligence activities of Buyer's Financing Sources, (b) providing access to work papers of Parent with respect to the Business and other supporting documents as may be reasonably requested by Buyer or its Financing Sources, (c) providing customary consents to the inclusion of audit reports in any relevant public registration statement, and (d) providing customary consents to references to the auditor as an expert in any public registration statement.

"<u>Straddle Tax Period</u>" means a Tax period that begins on or before the Closing Date and ends thereafter.

"<u>Subsidiary</u>" or "<u>subsidiary</u>" means, with respect to any Person: (a) any other Person of which such Person beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such other Person, (ii) the total combined equity interests of such other Person, or (iii) the capital or profit interests of such other Person; or (b) any other Person of which such Person has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such other Person; <u>provided</u> that, from and after the Closing, none of the IPG Entities shall be considered a Subsidiary of Parent or the Sellers.

"<u>Target Net Operating Assets</u>" means $647,500,000.

"<u>Tax</u>" means any tax, governmental fee or other similar assessment or charge of any kind whatsoever (including alternative or add-on minimum, gross receipts, profits, lease, service, service use, wage, employment, workers compensation, business occupation, occupation, premiums, environmental, estimated, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, social security, unemployment, disability, ad valorem, estimated, highway use, commercial rent, capital stock, paid up capital, recording, registration, property, real property gains, real estate, value added, business license, custom duties and withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority, and any Liability for any of the foregoing pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as transferee or successor, by contract or otherwise.

"Tax Benefit" means the sum of the amount by which the actual Tax Liability (after giving effect to any alternative minimum or similar Tax) of a party entitled to indemnification pursuant to this Agreement is reduced by the recognition of the Damages upon which the claim for indemnity is based (including by or as a result of a deduction, entitlement to refund, or credit), calculated by taking into account any Tax items attributable to the Damages (to the extent permitted by relevant Tax Law and treating such Tax items as the last items claimed for such taxable year), and taking into account the Tax treatment of the receipt of indemnification payments.

"Tax Issue" means all assertions of Tax Liability arising from (a) a Tax Claim asserted by a single Taxing Authority, regardless of the period of time for which such Tax Claim is asserted or (b) Tax Claims asserted by one or more Taxing Authorities arising from substantially the same legal argument or arguments or substantially the same fact pattern or patterns.

"Tax Item" means any item of income, gain, loss, deduction or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

"Tax Liability" means any Liabilities related to Taxes.

"Tax Return" means any report, return, document, declaration, information return or other filing supplied, or required to be supplied, to any Taxing Authority in connection with the determination, assessment, or collection of Taxes, including any attachment or schedule thereto or amendment thereof.

"Tax Sharing Agreements" means any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement which obligates any Person to indemnify another party to any such agreement for Tax obligations, other than (a) agreements solely among the IPG Entities, which agreements are set forth in Schedule 1.01(h), (b) credit agreements and other debt documents, (c) commercial agreements entered into in the ordinary course of business not primarily about Taxes, (d) agreements entered into in the ordinary course of business (including real property leases) providing for the allocation or payment of real property Taxes; (e) agreements entered into in the ordinary course of business for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business, (f) provisions of employment agreements compensating employees for any increase in taxation of such employee's income resulting from the performance of work outside of such employee's country of residence, and (g) agreements pursuant to which an IPG Entity is solely a beneficiary of, and not an obligor under, the Tax indemnification, sharing or allocation provisions of such agreement, which agreements are set forth in Schedule 1.01(i).

"Taxing Authority" means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

"Trade Intercompany Arrangements" means intercompany transactions between Parent and any Non-IPG Subsidiaries, on the one hand, and any IPG Entity, on the other hand, for the purchase or sale of products and related services entered into in the ordinary course of business consistent with past practices and on arms' length terms, together with any intercompany accounts receivable or intercompany accounts payable, as applicable, with respect thereto.

"Transaction Documents" means this Agreement, the Loan Assignment Agreement, the Transition Services Agreement, the License Agreement, the Reverse Transition Services Agreement, the GSA Assignment Agreement, the German Sale and Transfer Agreement and any other deed, bill of sale, endorsement, assignment, certificate or other instrument of conveyance and assignment as the Parties and their respective legal counsels deem reasonably necessary to vest in Buyer the Sellers' right, title and interest in, to and under the Equity Interests.

"Transactional Insurance Policy" means any (a) transactional representation and warranty insurance policy, or (b) standalone environmental liability insurance policy covering current and former facilities, properties and offsite waste disposal locations, in each case, purchased by Buyer, or at the direction of Buyer, in connection with the transactions contemplated by this Agreement and, for the avoidance of doubt, excluding ordinary course insurance policies of the IPG Entities.

"Transferred Asset" has the meaning ascribed to such term in the Global Separation Agreement.

"Treasury Regulations" means the rules and regulations promulgated by the U.S. Treasury Department under the Code.

"U.S. Business Employee" means each Business Employee employed in the United States.

Section 1.02. Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Affiliate Transactions	3.20(b)
Agreement	Preamble
Alpha	Preamble
Applicable Plans	7.01(b)
Asset Allocation	2.07
Audited Financial Statements	3.06(a)
Base Purchase Price	2.02
Benefit Period	7.01(b)

Term	Section
Business	Recitals
Business Intellectual Property	3.15(c)
Business Registered Intellectual Property	3.15(a)
Business IT Assets	3.15(e)
Buyer	Preamble
Buyer Designated Shared Contracts	5.05(a)
Buyer Group	10.02(c)(i)
Buyer Indemnitees	9.02(a)
Buyer Replacement Contracts	5.05(a)
Buyer Taxes	6.05(a)
Cap	9.04(c)
Claim Notice	9.03(a)
Closing	2.03
Closing Date	2.03
Closing Legal Impediment	8.01(a)
Combined Marks	5.08(a)
Competing Activity	5.13(a)
D&O Indemnitees	5.17(a)
De Minimis Amount	9.04(a)
Deductible	9.04(b)
Employment Arrangements	3.13(i)
Excluded Plan	7.01(f)
Existing Materials	5.08(b)
Final Allocation Statement	2.07
Final Closing Balance Sheet	2.06(a)(i)
Final Closing Documents	2.06(c)
Final Closing Statement	2.06(a)(ii)
Final Purchase Price	2.06(a)(ii)(3)
Financial Statements	3.06(a)
German Equity Sellers	Preamble
German Sale and Transfer Agreements	2.04(a)(xii)
Global Separation Agreement	Recitals
GSA Assignment Agreement	2.04(a)(iv)
Guarantor	Recitals
Independent Firm	2.06(d)
Indemnified Party	9.03(a)
Indemnifying Party	9.03(a)
Information	5.10(d)
Initial Allocation Statement	2.07
IPG Equity Sellers	Preamble
IPG Investments	Preamble

Term	Section
ITW GMBH	Preamble
ITW Indemnitors	5.17(e)
ITW KG	Preamble
Leases	3.18(c)
Lender Group	10.02(c)(ii)
License Agreement	2.04(a)(ix)
Limited Guaranty	Recitals
Loan Assignment Agreement	2.04(a)(iv)
Material Contract	3.16(a)
New IPG 401(k) Plans	7.01(e)
Non-Assignable Contract	5.06(a)
Non-U.S. IPG Corporations	3.14(l)
Notice of Objection	2.06(c)
Outside Date	10.01(c)
Parent	Preamble
Parent U.S. Defined Contribution Plans	7.01(e)
Participations	Preamble
Parties	Preamble
Party	Preamble
PBGC	3.13(b)
Per Diem Taxes	6.05(c)(i)
Permits	3.08(b)
Permitted Acquisition	5.13(b)
Potential Contributor	9.05
Pre-Closing Buyer-Filed Tax Return	6.01(a)
Preliminary Closing Statement	2.05(a)
Preliminary Purchase Price	2.05(b)
Premark	2.07
Privileged Information	5.10(d)
Privileges	5.10(d)
Purchase Price	2.02
Receiving Party	5.06(b)
Regulatory Approvals	5.03(a)
Reorganization	Recitals
Reorganization Taxes	6.05(a)
Restricted Period	5.13(a)
Reverse Transition Services Agreement	2.04(a)(x)
Review Documents	3.23
Sample Preliminary Closing Statement	2.05(a)
Scheduled Guarantee	5.07
Scheduled Leased Real Property	3.18(a)

Term	Section
Scheduled Owned Real Property	3.18(a)
Scheduled Real Property	3.18(a)
Second Request	5.03(b)
Seller Indemnitees	9.02(b)
Seller	Preamble
Sellers	Preamble
Tail Policy	5.17(g)
Tax Claim	6.06(a)
Tax de Minimis Amount	9.04(a)
Tax Refunds	6.01(b)
Termination Fee	10.02(b)
Third Party Approvals	5.06(a)
Third Party Claim	9.03(a)
Third Party Confidentiality Agreement	2.04(a)(xii)
Tier 1 Activities	5.01
Tier 2 Activities	5.01
Transfer Taxes	6.01(c)
Transferred Marks	5.08(a)
Transferring Party	5.06(b)
Transition Services Agreement	2.04(a)(vi)
Transition Team	5.01
Unaudited Financial Statements	3.06(a)
Unresolved Items	2.06(d)

Section 1.03.   Interpretation. The table of contents, titles, headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, "hereby," "herewith," "herein," "hereto," "hereof" and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (b) the words "include," "includes" or "including" shall be deemed to be followed by the words "without limitation"; (c) masculine gender shall also include the feminine and neutral genders, and vice versa; (d) words importing the singular shall also include the plural, and vice versa; (e) references to "Articles," "Exhibits," "Sections" or "Schedules" shall be to Articles, Exhibits, Sections or Schedules of or to this Agreement; (f) all Exhibits or Schedules of or to this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein, and any capitalized terms used in such Exhibits or Schedules and not otherwise defined therein shall have the meaning set forth in this Agreement; (g) "writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the sign "$" means the lawful currency of the United States of America; (i) all references

to "days" mean calendar days and all references to time mean Eastern Time in the United States of America, in each case unless otherwise indicated; (j) any references in this Agreement to dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality; (k) references to the transactions contemplated by this Agreement or by the Transaction Documents shall not include the Reorganization or the transactions contemplated by the Reorganization Documents; (l) whenever the words "made available to Buyer" or similar words are used in this Agreement with respect to any documents or other information, such words shall mean that such documents or information were available to Buyer prior to and through the date of execution of this Agreement in the electronic data room maintained on behalf of Parent and/or the Sellers by Merrill Datasite (an electronic copy of which shall be delivered by Parent to Buyer promptly following the date hereof); and (m) derivative forms of defined terms will have correlative meanings. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.01. Purchase and Sale; Transfer. At the Closing, upon the terms and subject to the conditions of this Agreement, the Sellers agree to sell and transfer to Buyer or the applicable Buyer Designee(s), and Buyer agrees to, or to cause the applicable Buyer Designee(s) to, purchase and acquire from the Sellers, all of the Sellers' right, title and interest in and to the Equity Interests and the Participations Intercompany Loan in exchange for the consideration specified in this Article II. The German Equity Sellers agree to enter into an agreement with a Buyer Designee to sell and transfer the German Equity Interests in customary form reasonably acceptable to Parent and Buyer, and Buyer shall cause the applicable Buyer Designee to enter into such agreement.

Section 2.02. Purchase Price. The purchase price for the Equity Interests and the Participations Intercompany Loan (the "Purchase Price") shall equal: (a) Three Billion Two Hundred Million and 00/100 Dollars ($3,200,000,000) ("Base Purchase Price"), plus (b) Closing Date Cash, minus (c) the excess (if any) of the Target Net Operating Assets over the Final Net Operating Assets, plus (d) the excess (if any) of the Final Net Operating Assets over the Target Net Operating Assets, minus (e) Closing Date Indebtedness, minus (f) IPG Transaction Expenses.

Section 2.03. Closing. The closing (the "Closing") of the purchase and sale of the Equity Interests and the Participations Intercompany Loan contemplated hereby shall take place at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois, as promptly as practicable, but in no event later than the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to the satisfaction or waiver of such conditions), or on such other date or at such other place as the Parties mutually agree in writing (the date on which the Closing occurs, the "Closing Date"); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), the Closing shall occur on the earlier to occur of (a) a date during the Marketing Period specified by Buyer on no less than three (3) Business Days' notice to Parent, (b) the third (3rd) Business Day following the end of the Marketing Period or (c) on such other date or at such other place as the Parties mutually agree in writing (subject, in each case, to the satisfaction or waiver of the conditions set forth in Article VIII for the Closing as of the date determined pursuant to this proviso). The Parties acknowledge and agree that (i) all proceedings at the Closing shall be deemed to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed or delivered, and (ii) the Closing shall be deemed to have occurred at 12:01 a.m., Eastern Time, on the Closing Date.

Section 2.04. Closing Deliverables.

(a)   Subject to the terms and conditions hereof, at the Closing, Parent and the Sellers shall deliver to Buyer:

(i)   if any Equity Interests are certificated, the certificates representing such Equity Interests being purchased hereunder, accompanied by instruments of transfer or assignment endorsed in blank and dated as of the Closing Date;

(ii)   the duly executed partners' resolution of SPG Netherlands Holdings C.V. granting consent to the substitution of the two partners of SPG Netherlands Holdings C.V. and adopting the amended and restated limited partnership agreement of SPG Netherlands Holdings C.V.;

(iii)   duly executed notarial transfer confirmations with respect to the German Equity Interests (to be the last actions taken with respect to the acquisition of the German Equity Interests) and a duly executed sale and transfer agreement between the German Equity Sellers and the applicable Buyer Designee, in each case, in customary form reasonably acceptable to Parent and Buyer (the "German Sale and Transfer Agreements");

(iv)   duly executed powers of attorney and the duly executed notarial share transfer deed with respect to the Dutch Equity Interests in customary form reasonably acceptable to Parent and Buyer;

(v)   the duly executed assignment agreement in the form attached as <u>Exhibit B</u> (the "<u>Loan Assignment Agreement</u>") with respect to the assignment of the Participations Intercompany Loan;

(vi)   the duly executed transition services agreement in the form attached as <u>Exhibit C</u> (the "<u>Transition Services Agreement</u>");

(vii)   the resignations of all directors and officers of the IPG Entities that are not continuing as employees or directors of one or more IPG Entity after Closing from their director and officer position(s), as applicable;

(viii)   the closing certificate of Parent as provided for in <u>Section 8.02(d)</u>;

(ix)   the duly executed license agreement in the form attached as <u>Exhibit D</u> (the "<u>License Agreement</u>");

(x)   the duly executed reverse transition services agreement in the form attached as <u>Exhibit E</u> (the "<u>Reverse Transition Services Agreement</u>");

(xi)   a duly executed assignment agreement in customary form reasonably acceptable to Parent and Buyer, pursuant to which Parent and its applicable Subsidiaries will effectuate the assignment to the applicable IPG Entity of the right to sue for past infringement of Intellectual Property included in the Transferred Assets (the "<u>GSA Assignment Agreement</u>");

(xii)   a statement in accordance with the requirements of Treasury Regulation Section 1.1445-2(b)(2) from an officer of Parent certifying that it is not a "foreign person" as defined in Section 1445(f)(3) of the Code;

(xiii)   to the extent assignable in accordance with the terms thereof without the consent of the counterparty thereto, and solely as it relates to confidential or proprietary information related to the Business, duly executed assignment agreements effectuating the assignment of each confidentiality agreement entered into by Parent with any third party in anticipation of the potential sale of the Business (a "<u>Third Party Confidentiality Agreement</u>");

(xiv)   a certificate from an officer of each Seller (other than Parent) certifying that none of their respective assets are United States real property interests (as defined in Section 897(c)(1) of the Code); and

(xv)   such other customary closing documents and instruments as are typical for transactions of this kind or as required by this Agreement.

(b)   Subject to the terms and conditions hereof, at the Closing, Buyer shall deliver to Parent and the Sellers:

(i)   the Preliminary Purchase Price, which Buyer shall pay via wire transfer of immediately available funds to an account or accounts designated by Parent;

(ii)   the duly executed Loan Assignment Agreement, Transition Services Agreement, License Agreement, Reverse Transition Services Agreement and the GSA Assignment Agreement and the German Sale and Transfer Agreements;

(iii)   duly executed notarial transfer confirmations with respect to the German Equity Interests in customary form reasonably acceptable to Parent and Buyer;

(iv)   duly executed powers of attorney with respect to the Dutch Equity Interests in customary form reasonably acceptable to Parent and Buyer;

(v)   the closing certificate of Buyer as provided for in Section 8.03(c); and

(vi)   such other customary closing documents and instruments as are typical for transactions of this kind or as required by this Agreement.

Section 2.05.   Preliminary Closing Statement; Payment of Preliminary Purchase Price.

(a)   No later than three (3) Business Days prior to the Closing Date, Parent shall deliver to Buyer a preliminary closing statement setting forth, in reasonable detail, its good faith estimates of the Preliminary Net Operating Assets, Closing Date Cash, Closing Date Indebtedness and IPG Transaction Expenses (the "Preliminary Closing Statement"). The Preliminary Closing Statement shall be prepared in good faith in accordance with the Calculation Principles and this Agreement. For illustrative purposes only, attached hereto as Exhibit F is a sample Preliminary Closing Statement based upon the Balance Sheet and assuming the Closing were to occur as of the Balance Sheet Date (the "Sample Preliminary Closing Statement").

(b)   The Purchase Price to be paid at the Closing (the "Preliminary Purchase Price") shall equal: (i) Base Purchase Price, plus (ii) Closing Date Cash reflected on the Preliminary Closing Statement, minus (iii) the excess (if any) of the Target Net Operating Assets over the Preliminary Net Operating Assets, plus (iv) the excess (if any) of the Preliminary Net Operating Assets over the Target Net Operating Assets, minus (v) Closing Date Indebtedness reflected on the Preliminary Closing Statement, minus (vi) IPG Transaction Expenses reflected on the Preliminary Closing Statement.

(c)   The Preliminary Purchase Price shall be paid by Buyer at the Closing to the Sellers in accordance with written instructions delivered to Buyer prior to the Closing.

Section 2.06.   Post-Closing Adjustment.

(a)   Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Parent:

(i)   an unaudited combined balance sheet of the IPG Entities (the "Final Closing Balance Sheet") as of and at the close of business on the date immediately prior to the Closing Date; and

(ii)   a final closing statement (the "Final Closing Statement") setting forth in reasonable detail Buyer's calculation of:

1)   the Final Net Operating Assets, Closing Date Cash, Closing Date Indebtedness and IPG Transaction Expenses;

2)   the difference between the Preliminary Purchase Price and the Purchase Price shown on the Final Closing Statement (determined in accordance with Section 2.02 by substituting the Final Net Operating Assets and Closing Date Cash, Closing Date Indebtedness and IPG Transaction Expenses amounts shown on the Final Closing Statement for those previously appearing on the Preliminary Closing Statement); and

3)   the resulting final Purchase Price calculated in accordance with Section 2.02 (the "Final Purchase Price").

(b)   The Final Closing Balance Sheet and Final Closing Statement shall be prepared in accordance with the Calculation Principles and this Agreement. Nothing in this Section 2.06 is intended to be used to adjust for errors, omissions or inconsistencies that may be found with respect to the Financial Statements or the Balance Sheet, or any actual or alleged failure of the Financial Statements or the Balance Sheet to be prepared in accordance with GAAP. Buyer shall not be permitted to introduce different accounting principles, procedures, policies, practices, estimates, judgments or methodologies in the preparation of the Final Closing Statement or the determination of Final Net Operating Assets, Closing Date Cash, Closing Date Indebtedness or IPG Transaction Expenses from the Calculation Principles.

(c)   Parent may dispute Buyer's calculation of the Final Closing Balance Sheet and Final Closing Statement (collectively, the "Final Closing Documents") (or any element thereof) by notifying Buyer in writing, setting forth in reasonable detail the particulars of such disagreement, including the basis therefor (the "Notice of Objection"), within forty-five (45) days after Parent's receipt of the Final Closing Documents. Any item or amount as to which no dispute is raised in the Notice of Objection will be final, conclusive and binding on the Parties for all purposes hereunder, unless such item or amount is by its nature adjusted in connection with the matters raised in the Notice of Objection. In the event that Parent does not deliver a Notice of Objection to Buyer within such forty-five (45) day period, Parent shall be deemed to have accepted Buyer's calculation of the Final Purchase Price set forth in the Final Closing Documents. In the event that a Notice of Objection is timely delivered, Buyer and Parent shall use their respective commercially reasonable efforts for a period of sixty (60) days after Buyer's receipt of the Notice of Objection, or such longer period as the Parties may agree in writing, to resolve any disagreements set forth in the Notice of Objection.

(d) If Buyer and Parent are unable to resolve such disagreements within such sixty (60) day period (or such longer period as the Parties shall have agreed in writing), then KPMG LLP (or such other independent accounting firm of recognized national standing as may be mutually selected by Buyer and Parent) (the "Independent Firm") shall be appointed, as an expert and not an arbitrator, to resolve any items that remain in dispute at the end of such period (the "Unresolved Items"), but in no case shall the Independent Firm review or propose any resolution for any matters that have not been raised in the Notice of Objection. If KPMG LLP is unwilling or unable to serve in such capacity and the Parties are not able to mutually select an alternative accounting firm that is willing and able to serve in such capacity, then Parent shall within ten (10) days deliver to Buyer a listing of three (3) other accounting firms of nationally recognized standing (and none of which have worked in the past two (2) years for Parent or Buyer or any of Parent's Affiliates or Buyer's Subsidiaries or its equityholders and Buyer shall within ten (10) days after receipt of such list, select one of such three (3) accounting firms to act as the Independent Firm.

(e) Buyer and Parent shall instruct the Independent Firm to determine as promptly as practicable, and in any event within ninety (90) days after the date on which such dispute is referred to the Independent Firm, based solely on the provisions of this Agreement, and the written presentations by Parent and Buyer, and not on an independent review, whether and to what extent (if any) the calculations set forth in the Final Closing Documents require adjustment. In resolving any Unresolved Item, the Independent Firm (i) may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party, and (ii) may not take oral testimony from the Parties hereto or any other Person. Parent and Buyer shall give each other copies of any written submissions at the same time as they are submitted to the Independent Firm. Buyer shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Final Purchase Price proposed by Parent that are successful, and Parent shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Final Purchase Price proposed by Parent that are not successful, in each case, as determined by the Independent Firm. The determination of the Independent Firm shall be set forth in a written statement delivered to the Parties and shall be final, conclusive and binding on the Parties, absent fraud or manifest error.

(f)   Each of Buyer, Sellers and Parent shall, and shall cause their respective Subsidiaries (including, in the case of Buyer, the IPG Entities) to (i) permit the other Parties and their Representatives to have reasonable access during normal business hours to their respective books, records and other documents (including work papers, schedules, financial statements and memoranda) pertaining to or used in connection with the preparation of the Preliminary Closing Statement or the Final Closing Documents, as applicable, and the calculation of the Net Operating Assets, Closing Date Cash, Closing Date Indebtedness and IPG Transaction Expenses and (ii) make such Party's employees available to, and use its reasonable best efforts to cause its accountants to cooperate with, the other Parties to verify the accuracy of the Preliminary Closing Statement or Final Closing Documents, as applicable; provided, that the accountants of a Party shall not be obliged to make any work papers available to any other Party or its Representatives except in accordance with such accountant's normal disclosure procedures, after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(g)   If the Final Closing Statement shows that an amount is due to Buyer (because the Preliminary Purchase Price is greater than the Final Purchase Price shown on the Final Closing Statement), the Sellers shall promptly pay such difference to Buyer, in cash. If the Final Closing Statement shows that an amount is due to the Sellers (because the Preliminary Purchase Price is less than the Final Purchase Price shown on the Final Closing Statement), Buyer shall promptly pay such excess to the Sellers, in cash. Any payment pursuant to this Section 2.06(g) shall be made by Buyer or the Sellers, as the case may be, by wire transfer of immediately available funds within five (5) Business Days to such account or accounts of such other Party as may be designated by such other Party in writing. In the event of a failure to timely make such payment, interest shall accrue on such amount for the period commencing on the payment due date through the date on which such payment is made calculated at the Prime Rate. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred and sixty-five (365) days and the actual number of days elapsed.

Section 2.07.   Allocation of Purchase Price. Schedule 2.07 sets forth the allocation of the Preliminary Purchase Price (together with Liabilities treated as assumed by Buyer for federal income tax purposes and other capitalized costs) among the Participations Intercompany Loan, each of the IPG Transferred Entities, the Licensed Intellectual Property and the covenant contained in Section 5.13, which has been mutually agreed by Parent and Buyer (the "Initial Allocation Statement"). Within thirty (30) days of the date of this Agreement, but not later than thirty (30) days before the expected Closing Date, Parent shall provide to Buyer a proposed further allocation on Schedule 2.07-A of the relevant portion of the Purchase Price attributable to SPG Netherlands Holdings C.V. and Signode International Holdings LLC among their respective Subsidiaries, as well as a specific allocation to each of the German Equity Interests, which further allocation shall be mutually agreed by Parent and Buyer. Within thirty (30) days after the final determination of the Purchase Price pursuant to the terms of this Agreement, Parent shall deliver to Buyer an allocation of the final Purchase Price (together with Liabilities treated as assumed by Buyer for federal income tax purposes and other capitalized costs) based on the same principles, methods and percentages used in determining the Initial Allocation Statement (the "Final Allocation Statement"). Concurrent with the delivery of the Final Allocation Statement, Parent shall also deliver an initial allocation of the Final Purchase Price attributable to the assets of Premark Packaging LLC ("Premark") and its Subsidiaries, in accordance with Section 1060 of the Code (the "Asset Allocation"). Parent and Buyer shall cooperate and negotiate in good faith to agree on the final determination of the Final Allocation Statement and Asset Allocation within sixty (60) days thereafter. If, after sixty (60) days, Parent and Buyer cannot agree on the final determination of the Final Allocation Statement or Asset Allocation, any dispute or objection remaining unresolved shall be submitted to the Independent Firm for resolution and the decision of the Independent Firm shall be final, conclusive and binding on the parties hereto. All costs and expenses of the Independent Firm shall be allocated based on the methodology set forth in Section 2.06(e) as it applies to the final allocation determined by the Independent Firm. Parent and Buyer agree that the Final Allocation Statement shall reflect the fair market value of the Participations Intercompany Loan, each of the IPG Transferred Entities, and each of the German Equity Interests. After the Closing, the Parties and their respective Affiliates will consistently use the allocations set forth in the Final Allocation Statement and the final Asset Allocation, in each case, as finally determined pursuant to this Section 2.07, for federal, state, local and other Tax purposes, including for any Tax Returns and any forms or reports required to be filed pursuant to Section 1060 of the Code (including Internal Revenue Service Form 8594), or any comparable provision of state, local or foreign Law, and in any administrative or judicial proceeding relating to Taxes, and such Parties agree that none of them will assert or maintain a position inconsistent with the foregoing, except as may be otherwise required by applicable Law. Unless otherwise agreed by Parent and Buyer, any subsequent adjustment to the Final Purchase Price will be allocated based on the same principles, methods and percentages used in determining the Final Allocation Statement and the final Asset Allocation, in each case, as finally determined pursuant to this Section 2.07. Buyer shall timely and promptly prepare, execute, file and deliver all such documents, forms, and other information as Parent may reasonably request in preparing such allocation.

Section 2.08. Withholding. Buyer and the IPG Entities shall be entitled to deduct and withhold any amounts they are required to deduct and withhold pursuant to any provision of the Code or other Law in connection with any payments required to be made by Buyer or any IPG Entity pursuant to the terms of this Agreement; provided that before making any such deduction or withholding, Buyer shall (i) to the extent reasonably practicable, give Parent written notice at least fifteen (15) Business Days prior to such deduction or withholding and (ii) reasonably cooperate with Parent and the Sellers to reduce or eliminate such deduction or withholding. To the extent that amounts are so withheld by Buyer or any IPG Entity, such withheld amounts (a) shall be remitted by Buyer or such IPG Entity to the applicable Governmental Authority in accordance with applicable Law and (b) shall be treated for all purposes of this Agreement as having been paid to the Person otherwise entitled to receive such payments pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE SELLERS

Parent and the Sellers represent and warrant to Buyer that, except as set forth in the Disclosure Schedules (but subject to Section 11.10):

Section 3.01.   Organization and Qualification.

(a)   Each of Parent and each Seller is duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable. Each IPG Entity is duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable and as specified in Schedule 3.01(a). Each of Parent, each Seller, and each IPG Entity has all requisite corporate or similar organizational power and authority necessary to own or lease their respective properties and assets and to carry on their respective business as presently conducted in all material respects, except, in the case of Parent and the Sellers, as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Parent and the Sellers to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents.

(b)   Each of Parent, each Seller and each IPG Entity is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of their respective business or the ownership of their respective assets makes such qualification necessary, except where the failure to be so qualified (i) in the case of Parent and the Sellers, would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Parent and the Sellers to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (ii) otherwise has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent has made available to Buyer true and complete copies of the Organizational Documents of each IPG Entity, and all respective amendments thereto, as currently in effect. No IPG Entity is in material violation of any provision of such Organizational Documents.

Section 3.02.   Authorization. Each of Parent and each Seller has all requisite corporate or equivalent organizational powers and authority to execute and deliver this Agreement and each other Transaction Document to be executed by Parent or such Seller and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby. This Agreement and each Transaction Document to be executed by each of Parent and each Seller has been duly authorized, executed and delivered by Parent and such Seller and, assuming that this Agreement has been duly and validly authorized, executed and delivered by Buyer, constitutes a valid and binding agreement of Parent and such Seller, enforceable against Parent and such Seller in accordance with its terms, except as limited by Laws affecting the enforcement of creditors' rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.03. <u>Non-contravention</u>. The execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by Parent or the applicable Seller, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Parent and such Seller of its obligations hereunder and thereunder will not (a) violate any provision of the Organizational Documents of Parent, such Seller or any IPG Entity, (b) violate or result in a breach of, or constitute a default or require a consent under or require the payment of a penalty or increased fees under or give rise to any right of termination, cancellation, modification or acceleration of any right or obligation or to a loss of any benefit to which Parent, such Seller or any IPG Entity is or would be entitled under any provision of any Contract to which any such Person is party, (c) assuming compliance with the matters referred to in <u>Section 3.04</u>, violate or result in a breach of any Law or Permit applicable to Parent, such Seller or the IPG Entities, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent, such Seller or any IPG Entity, except, with respect to <u>clauses (b)</u>, <u>(c)</u> and <u>(d)</u>: (i) in the case of Parent and the Sellers, as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Parent and the Sellers to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (ii) otherwise as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.04. <u>Governmental Authorization.</u> The execution, delivery and performance by each of Parent and each Seller of this Agreement and other Transaction Documents to which they are a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act, the Exchange Act or any other Competition Laws, (b) compliance with the regulatory requirements set forth in <u>Schedule 3.04</u>, and (c) any such action or filing the failure of which to be made or obtained (i) would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Parent and the Sellers to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (ii) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05. <u>Capitalization.</u>

(h)   All of the Equity Interests are owned beneficially and of record by the Sellers, free and clear of any Liens other than transfer restrictions imposed thereon by Law. At the Closing, Sellers will deliver to Buyer or its applicable Buyer Designee good and valid title to the Equity Interests free and clear of all Liens (other than transfer restrictions imposed thereon by Law or Liens created by the Buyer). The authorized capital stock of, partnership interests that represent the corporate capital of, or other equity interests in, the IPG Transferred Entities are set forth in <u>Schedule 3.05(a)</u>. All of the Equity Interests were duly authorized and validly issued, fully paid and nonassessable (to the extent such concept is relevant to such IPG Transferred Entity), and are free and clear of, and were not issued in violation of, any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights or other similar rights or restrictions on transfer (other than restrictions under applicable Law). There is no (i) existing option, warrant, call, right or agreement to which the Sellers or any of the IPG Transferred Entities is a party requiring, and there are no securities of the Sellers or any of the IPG Transferred Entities outstanding that upon conversion or exchange would require, an increase to the value of any capital stock, limited liability company interest or partnership interest of any IPG Transferred Entity, as applicable, or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock, limited liability company interest or partnership interest of any IPG Transferred Entity, (ii) shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests in the IPG Transferred Entities that are reserved for issuance, or (iii) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of any IPG Transferred Entity may vote.

(i)   <u>Schedule 3.05(b)</u> sets forth an accurate and complete list of (i) each IPG Subsidiary, (ii) the authorized shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests of each such IPG Subsidiary, (iii) the issued and outstanding shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests of each such IPG Subsidiary, and (iv) the legal ownership of each such IPG Subsidiary. All of the IPG Subsidiaries set forth on <u>Schedule 3.05(b)</u> are owned beneficially, directly or indirectly, and of record by the IPG Transferred Entities, free and clear of any Liens other than Permitted Liens and transfer restrictions imposed thereon by Law. There is no (A) existing option, warrant, call, right or agreement to which any of the IPG Transferred Entities or IPG Subsidiaries is a party requiring, and there are no securities of any of the IPG Subsidiaries outstanding that upon conversion or exchange would require, an increase to the value of any capital stock, limited liability company interest or partnership interest of any IPG Subsidiary, as applicable, or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock, limited liability company interest or partnership interest of any IPG Subsidiary, (B) shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests in the IPG

Subsidiaries that are reserved for issuance, or (C) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of any IPG Subsidiary may vote.

(j)   The IPG Transferred Entities and the IPG Subsidiaries do not own or hold any equity interest in any Person other than the IPG Subsidiaries and the JV Entities. Schedule 3.05(c) sets forth a true and complete list of (i) each JV Entity, (ii) the equity interests that represent the equity interests of each such JV Entity, (iii) the issued and outstanding equity interests that represent the equity interests in each such JV Entity, and (iv) the legal ownership of each such JV Entity. All of the outstanding equity interests of the JV Entities set forth on Schedule 3.05(c) represent the equity interests in each JV Entity that are owned, directly or indirectly, by the IPG Entities, which are free and clear of any Liens other than Permitted Liens and transfer restrictions imposed thereon by Law or the Organizational Documents of the JV Entities.

Section 3.06. Financial Statements.

(a)   Parent has made available to Buyer complete and correct copies of the (i) audited combined statements of financial position of the Business as of December 31, 2012 and 2011, and the related combined statements of income, comprehensive income, group equity, and cash flows for each of the two years in the period ended December 31, 2012 (the "Audited Financial Statements"), and (ii) the unaudited combined statements of financial position of the Business for the nine-month period ended as of September 30, 2013, and the related unaudited combined statements of income, comprehensive income, group equity, and cash flows for the nine-month period ended as of September 30, 2013 (the "Unaudited Financial Statements"; and together with the Audited Financial Statements, the "Financial Statements"), true and complete copies of which are set forth in Schedule 3.06(a). The Financial Statements (A) have been prepared from, are in accordance with, and accurately reflect the books and records of Parent in all material respects (except as may be indicated in the notes thereto), (B) fairly present in all material respects the combined financial position and combined results of operations and cash flows of the Business as of the respective dates or for the respective time periods set forth therein, (C) have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of the Unaudited Financial Statements, for normal and recurring year-end adjustments), and (D) have been prepared in accordance with the carve out guidelines included in SEC Staff Accounting Bulletin Topic 1.B. This Section 3.06(a) is qualified by the fact that the Business has not operated as a separate "stand alone" entity within Parent. As a result, the Business has been allocated certain charges and credits for purposes of the preparation of the Financial Statements, as described in footnote 12 of the Audited Financial Statements and footnote 10 of the Unaudited Financial Statements. Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

(b)   Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting related to the Business. Parent (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent related to the Business in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the Business's auditors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the ability to record, process, summarize and report financial information related to the Business and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting.

Section 3.07.   <u>Absence of Certain Developments.</u> Except for actions taken to effect the transactions contemplated by this Agreement and the Reorganization Documents, from the Balance Sheet Date through the date of this Agreement, (a) there has not been any Effect which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) the Business has been conducted in the ordinary course consistent with past practice in all material respects, and (c) none of Parent, any Seller or any IPG Entity has taken any action that would, if taken by Parent or such Seller or IPG Entity from the date hereof through the Closing Date, require the consent of Buyer under clauses (e), (f) or (q) of Section 5.01.

Section 3.08.   <u>Compliance with Laws; Permits.</u>

(a)   Except with respect to (i) compliance with Law concerning employee matters (as to which certain representations and warranties are made pursuant to <u>Sections 3.12</u> and <u>3.13</u>), (ii) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to <u>Section 3.11</u>), (iii) compliance with anti-corruption, Export Control Laws and Import Laws (as to which certain representations and warranties are made pursuant to <u>Section 3.08 (c)-(e)</u>, and (iv) compliance with Law concerning Taxes (as to which certain representations and warranties are made pursuant to <u>Section 3.14</u>), no IPG Entity is, nor in the preceding two (2) years has been, in conflict with, default under or violation of, or to the Sellers' knowledge is being, or in the preceding two (2) years has been, investigated for, or is, or in the preceding two (2) years has been, to the Sellers' knowledge charged by any Governmental Authority with a violation of, any Law applicable to such IPG Entity or by which any property or asset of such IPG Entity is bound or affected, except for conflicts, defaults, violations, investigations or charges that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. No investigation or review by any Governmental Authority with respect to any IPG Entity is pending or, to Sellers' knowledge, threatened, nor, in the preceding two (2) years, has any Governmental Authority indicated an intention to conduct any such investigation or review, except for such investigations or reviews, the outcomes of which if determined adversely to the IPG Entities, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.

(b)   The IPG Entities possess all governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the Business as currently conducted (the "Permits"), except when the failure to possess such Permit would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. All Permits are, and in the preceding two (2) years have been, in full force and effect, and there are no Actions pending or, to the Sellers' knowledge, threatened by any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. None of the IPG Entities are in default, and, to the knowledge of the Sellers, no condition exists that with notice or lapse of time or both would constitute a default, under the Permits, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.

(c)   No IPG Entity or any director, officer, employee or, to the knowledge of the Sellers, any agent or other Person acting for or on behalf of an IPG Entity is or, in the last five (5) years, has been in violation of, or has conducted or initiated any internal investigation, or disclosed to a Governmental Authority any matter, with respect to, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, as amended, or any other applicable anti-bribery or anti-corruption laws, or except, in each case, as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. No officer or director or, to the knowledge of the Sellers, any employee, agent or other Person acting for or on behalf of any IPG Entity is a non-U.S. Government Official.

(d)   No IPG Entity is, or in the preceding five (5) years has been, (i) in violation of any U.S. Export Control Laws or Import Laws and (ii) neither Parent nor any of the IPG Entities have received any notice alleging any violation by any of the IPG Entities of any U.S. Export Control Laws or U.S. Import Laws, except in the case of clauses (i) and (ii) as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. To the knowledge of the Sellers, no IPG Entity is, or in the preceding five (5) years has been (i) in violation of any other Export Control Laws in any manner that would reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted and (ii) neither Parent nor any of the IPG Entities have received any notice alleging any violation by any of the IPG Entities of any Export Control Law or Import Law that would reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.

(e)   As of the date of this Agreement, no IPG Entity nor any director or officer, or to the knowledge of the Sellers, any employee, agent or other Person acting for or on behalf of any IPG Entity, is importing or, in the last three (3) years, has imported any products or materials for which final liquidation has not yet occurred which are subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation.

Section 3.09.   Litigation. In the preceding two (2) years there have been no Actions pending by or before any Governmental Authority or, to the knowledge of the Sellers, threatened against Parent, the Sellers or the IPG Entities or otherwise arising out of or relating to the Business that (a) in the case of Parent and the Sellers, would reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Parent and the Sellers to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, or (b) otherwise would reasonably be expected, individually or in the aggregate, to result in any material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. In the preceding two (2) years, there has been no order, writ, judgment, award, ruling, injunction, decree or consent decree entered by or with any Governmental Authority purporting to enjoin or restrain the execution, delivery and performance by Parent and the Sellers of the transactions contemplated hereby or that would reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.

Section 3.10.   No Undisclosed Liabilities. The IPG Entities do not have any Liabilities that would have been required to be reflected in, reserved against or otherwise described in the Balance Sheet in accordance with GAAP, consistently applied in accordance with past practice, and that were not so reflected, reserved against or described therein, other than Liabilities (a) disclosed in the Financial Statements, (b) incurred after September 30, 2013 in the ordinary course of business consistent with past practice, (c) incurred under this Agreement or in connection with the transactions contemplated hereby, (d) that would not reasonably be expected, individually or in the aggregate, to result in any material Liability to the IPG Entities taken as a whole, and (e) that are Tax Liabilities incurred in connection with the Reorganization, to the extent Parent has agreed to provide indemnification pursuant to Section 6.05(a)(iv). The IPG Entities do not maintain any "off-balance sheet arrangement" within the meaning of Item 303 of Regulation S-K of the U.S. Securities Exchange Act of 1934, as amended.

Section 3.11.   Environmental Matters.

(a)   Except for matters that would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted:

(i)   the IPG Entities and the Real Property are, and (together with Parent and its applicable Subsidiaries with respect to the Business) for the past three (3) years have been, in compliance with all applicable Environmental Laws, including but not limited to any Permits required by applicable Environmental Laws;

(ii)   (A) no written notice, claim, inquiry, order, complaint, penalty or demand has been made or received and (B) there is no Action pending or, to the knowledge of the Sellers, threatened, which (1) alleges the actual or potential violation of or noncompliance with any Environmental Law or any Permit required by any applicable Environmental Law, alleges any actual or potential Liability, obligation, costs or Damages arising under or relating to any Environmental Law including any remedial, natural resource, response, removal or corrective obligations, or seeks to revoke, amend, modify or terminate any Permit required by any applicable Environmental Law, (2) relates to the Business, the IPG Entities and the Real Property and (3) has not been settled, dismissed, paid or otherwise resolved without ongoing Liability, obligations or costs prior to the date hereof;

(iii)   to the knowledge of the Sellers, the Business has not caused any Environmental Condition at any currently or formerly owned, operated or leased property or facility relating to the Business, the IPG Entities and the Real Property;

(iv)   to the knowledge of the Sellers, no IPG Entity, or any other Person, has treated, stored, disposed of, arranged for the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Substance so as to give rise to any Liability under any Environmental Law; and

(v) neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of Governmental Authorities or third parties, pursuant to any Environmental Laws.

(b) Parent and the Sellers have furnished to Buyer copies of all material environmental audits, assessments and reports, and all other material documents bearing on environmental, health or safety Liabilities, in their possession or under their reasonable control relating to the Business.

(c) The representations in this Section 3.11 are the sole and exclusive representations made by Parent and the Sellers with respect to any Environmental Conditions, Environmental Laws or any Permit required under any Environmental Law.

Section 3.12.   Employee Matters.

(a) With respect to the Business Employees, each of the IPG Entities and, as applicable, each of Parent and its Non-IPG Subsidiaries, are, and for the past two (2) years, have been, in material compliance with all applicable Laws respecting employment, including provisions thereof relating to employment practices, labor, terms and conditions of employment, wages and hours, employment standards, human rights, occupational safety, workers' compensation, language of work, and plant closings. There are no complaints, lawsuits or other proceedings pending or, to the knowledge of the Sellers, threatened against the IPG Entities, Parent or any of its Non-IPG Subsidiaries brought by or on behalf of any current or former Business Employee, relating to any such Laws which would reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.

(b) The terms and conditions of employment of the Business Employees are not subject to any Bargaining Agreement and there are no labor unions or works councils representing any Business Employee or, to the knowledge of Sellers, engaged in any organizing activity with respect to representing any Business Employee (and to the knowledge of Sellers no such organizing activities have occurred within the preceding two (2) years). None of the IPG Entities are in breach of or default under, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a breach or default by the IPG Entities under any Bargaining Agreement, except for any breach or default that would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. To the knowledge of the Sellers, no other party to a Bargaining Agreement set forth on Schedule 3.12(b) is in breach of or default under any such Bargaining Agreement, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG

Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. During the past two (2) years, there has not been and, to the knowledge of Sellers there is not presently pending, existing, or threatened, any strike, slowdown, picketing or work stoppage with respect to any Business Employee. With respect to the Reorganization and the transactions contemplated by this Agreement, each of the Sellers and the IPG Entities has provided or prior to the Closing will provide all legally required notices to Business Employees and/or their representatives, and each of the Sellers and the IPG Entities has satisfied or will have satisfied all bargaining, consultation, consent or similar obligations.

Section 3.13. Employee Benefit Plans.

(a) Schedule 3.13(a)(i) lists each material IPG Plan. Parent has made available to Buyer for each IPG Plan listed in Schedule 3.13(a)(i), each material plan document, trust agreement insurance contract, or other funding arrangement and all current summary plan descriptions and for each material Excluded Plan that covers Business Employees, a summary of such Excluded Plan. Schedule 3.13(a)(ii) lists each New IPG Plan. Parent will make available to Buyer copies of each New IPG Plan as they become available.

(b) None of the IPG Plans or New IPG Plans are subject to Title IV of ERISA or Section 412 of the Code. The transactions contemplated by this Agreement shall not trigger any Liability for Buyer or any IPG Entity under Title IV of ERISA with respect to any Employee Plan. No liens under Section 430(k) of the Code or Section 4068 of ERISA have arisen on the assets of any IPG Entity, and no condition exists that presents a material risk to any IPG Entity of incurring any Liability under Title IV of ERISA (other than Liability of an ERISA Affiliate for routine premium payments due to the Pension Benefit Guaranty Corporation ("PBGC")) or Sections 412 or 430 of the Code. No U.S. Business Employee participates in a "multiemployer plan" (as defined in Section 3(37) of ERISA), nor has any withdrawal Liability (within the meaning of Section 4201 of ERISA) been triggered by an ERISA Affiliate that has not been satisfied in full as of the date hereof.

(c) Each IPG Plan, each New IPG Plan, each Parent U.S. Defined Contribution Plan set forth on Schedule 7.01(e), and, except as could not result in a Liability to Buyer, each other Excluded Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (a copy of which has been provided to Buyer), or has pending or is within the remedial amendment period in which to file, an application for such determination from the IRS, and to the knowledge of the Sellers or Parent, nothing has occurred that could adversely affect such qualified status.

(d) Each IPG Plan, each New IPG Plan and, except as could not result in Liability to Buyer or any IPG Entity, each Excluded Plan has been established, maintained, funded and administered in material compliance with its terms and with all applicable Law. None of the IPG

Plans, the New IPG Plans, or the Excluded Plans are, to the knowledge of Sellers or Parent, presently under audit or examination (nor has notice been received of any potential audit or examination) by any Governmental Authority. Other than routine claims for benefits, there are no material proceedings or claims pending or, to the knowledge of Sellers or Parent, threatened with respect to any IPG Plan, New IPG Plan, or, to the extent it could reasonably be expected to result in Liability to Buyer or any IPG Entity, any Excluded Plan. Except as set forth on Schedule 3.13(c), no IPG Plan or New IPG Plan provides, nor have Sellers, Parent or any IPG Entity promised to provide, life or health insurance benefits to any U.S. Business Employee (or spouse or dependent thereof) beyond such U.S. Business Employee's termination of employment or service except as required by Section 4980B of the Code or similar U.S. state Law.

(e) With respect to each IPG Plan that covers Non-U.S. Business Employees: (i) the IPG Entities have performed in all material respects the obligations required thereunder, (ii) all payments (including premiums due) and all employer and employee contributions required to have been collected have been paid when due, or if applicable, accrued on the balance sheet of the applicable IPG Entity, (iii) no Taxes, penalties or fees are owing or assessable under or against any such IPG Plan, (iv) no event has occurred with respect to any such IPG Plan which is tax-qualified or registered under Law which would result in the revocation or loss of such tax-qualified status or registration of such IPG Plan, or which would entitle any Person (without the consent of the sponsor of such IPG Plan) to wind up or terminate any such IPG Plan, in whole or in part, and (v) each IPG Entity has met all minimum funding obligations required by applicable Law.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as a termination of employment) (i) result in any payment (including severance, parachute or otherwise) becoming due to any Business Employee under any IPG Plan or otherwise, (ii) materially increase any benefits otherwise payable under any IPG Plan, or (iii) result in the acceleration of the time of payment, funding or vesting of any material benefits.

(g) Each IPG Plan that is a "nonqualified deferred compensation plan" (as defined for purposes of Section 409A(d)(1) of the Code) is in documentary and operational compliance with the requirements of Section 409A of the Code and the applicable guidance issued thereunder in all material respects. No IPG Entity has any obligation to indemnify any Person for any Taxes imposed under Section 4999 or 409A of the Code.

(h) The transactions contemplated by this Agreement will not cause a "change in ownership," a "change in effective control" or a "change in ownership of a substantial portion of the assets" of Parent within the meaning of Section 280G of the Code.

(i) With respect to each employment agreement to which an IPG Entity is a party or is bound ("Employment Arrangements"), such IPG Entity is in compliance with the term of such Employment Arrangements, and such Employment Arrangements are in compliance with applicable Law, except, in each case, for any defaults, violations or noncompliance that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.

Section 3.14. Taxes.

(a) Each of the IPG Entities has timely filed with the appropriate Taxing Authority all income and other material Tax Returns required to be filed by it, and all such Tax Returns are accurate and complete in all material respects. None of the IPG Entities currently is the beneficiary of any extension of time within which to file any income or material Tax Return, other than automatic extensions of time not requiring the consent of any Taxing Authority.

(b) All material Taxes that have become due and payable by each of the IPG Entities have been paid or for which adequate reserves have been established and maintained in the books and records of the IPG Entities in accordance with GAAP. No claim has been made within the previous six (6) years by an authority in a jurisdiction where the IPG Entities do not file Tax Returns that an IPG entity is or may be subject to a material amount of Taxes in that jurisdiction.

(c) There are currently no material deficiencies for Taxes due from any IPG Entity that have been claimed, proposed or assessed, in each case, in writing, by any Taxing Authority for any taxable period for which the period of assessment remains open. There are no pending audits, claims, assessments, administrative proceedings or other Actions for or relating to any material Tax Liability of any of the IPG Entities. None of the IPG Entities has (i) received written notice from any Taxing Authority indicating an intent to open an audit or other review (other than audits that are currently pending or already closed) or (ii) waived any statute of limitations in respect of Income Taxes or other material Taxes or agreed to any extension of time with respect to any assessment or deficiency of a material amount of Taxes which waiver has not expired or been terminated. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been sought from, entered into or issued by any Taxing Authority directly related to any IPG Entity within the previous six (6) years.

(d) There are no material Liens for Taxes upon the assets of any IPG Entity other than Permitted Liens.

(e) All material Taxes that each IPG Entity was required to withhold or collect have been duly withheld or collected and have been paid, to the extent required by applicable Law, to the proper Taxing Authority. Each IPG Entity has complied in all material respects with the rules and regulations relating to the withholding and remittance of Taxes.

(f)　　None of the IPG Entities has (i) been a member of an affiliated group filing a U.S. consolidated federal income Tax Return (other than a group the common parent of which was Parent) within the previous six (6) years or (ii) any Liability for the Taxes of any Person (other than Parent, the Sellers or an IPG Entity) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, or (C) under any Tax Sharing Agreement.

(g)　　None of the IPG Entities has engaged in any "listed transactions" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h)　　None of the IPG Entities has constituted either a "distributing corporation" or a "controlled corporation" in a transaction intended to be governed by Section 355 of the Code within the four (4) years prior to the date hereof.

(i)　　None of the IPG Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (iv) any installment sale or open transaction, (v) any prepaid amount received or paid, or (vi) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made with respect to any taxable period ending on or prior to the Closing Date.

(j)　　None of the IPG Entities is or has been within the five-year period described by Section 897(c)(1) of the Code a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Code.

(k)　　Following the Closing, none of the IPG Entities will be included in a consolidated, combined, unitary, VAT, group relief or other similar group where such group includes a member other than an IPG Entity, Buyer or any Buyer's Affiliates.

(l)　　Other than the IPG Entities listed in Schedule 3.14(l), (the "Non-U.S. IPG Corporations"), after the Reorganization, each IPG Entity organized outside the United States shall be treated as a disregarded entity (or partnership) for U.S. federal income tax purposes.

(m)   None of the IPG Entities has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized that would give rise to a material amount of Tax.

(n)   The representations in Section 3.13 (to the extent Tax-based) and 3.14 are the sole and exclusive representations made by Parent and the Sellers with respect to any matters relating to Taxes.

Section 3.15.   Intellectual Property.

(a)   Schedule 3.15(a) contains a list of all material (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case, owned by any of the IPG Entities (collectively, the "Business Registered Intellectual Property").

(b)   (i) The IPG Entities are the sole and exclusive owners of material Business Registered Intellectual Property, free and clear of all Liens other than Permitted Liens, and (ii) no Action is pending, or to the knowledge of the Sellers, is threatened, which challenges the validity, enforceability, registration, ownership or use of any of the Business Registered Intellectual Property.

(c)   Except for the ITW Marks and the Licensed Intellectual Property, the Intellectual Property owned by the IPG Entities constitutes all material Intellectual Property owned by Parent and its Subsidiaries (including the IPG Entities) and used or held for use in the conduct of the Business in substantially the manner currently conducted (the "Business Intellectual Property"). Except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted, the execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by Parent or the applicable Seller, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Parent and such Seller of its obligations hereunder and thereunder will not result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of any of the IPG Entities in any Business Intellectual Property.

(d)   Except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted, to the knowledge of the Sellers, the conduct of the Business by the IPG Entities does not currently infringe, misappropriate, dilute, or otherwise violate, any Intellectual Property of any other Person. Neither Parent, its Subsidiaries, the Sellers nor the IPG Entities have received any charge, complaint, claim, demand, or notice during the past three (3) years (or earlier, if presently not resolved) alleging any

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infringement, misappropriation, dilution, or other violation of the Intellectual Property of any other Person by Parent, its Subsidiaries, the Sellers or any of the IPG Entities in their conduct of the Business. To the knowledge of the Sellers, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted, no Person is infringing, misappropriating, diluting, or otherwise violating any Intellectual Property owned by the IPG Entities.

(e)   The computer systems, servers, workstations, routers, hubs, switches, circuits, networks, and other information technology equipment, hardware and Software owned, licensed, leased or controlled by the IPG Entities (collectively, the "Business IT Assets") have not materially malfunctioned or failed within the preceding three (3) years. The IPG Entities have in place commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the Business IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Neither Parent nor its Subsidiaries (taken as a whole) have, in connection with the operation of the Business in the preceding three (3) years, experienced any data security breach or failure or unauthorized data release incident, other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)   Except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted Parent and its Subsidiaries have used commercially reasonable efforts to (i) protect the confidentiality of trade secrets and confidential or proprietary information used in the conduct of the Business in substantially the manner currently conducted, and (ii) cause its employees, contractors and consultants to execute "work made for hire" arrangements or assignment agreements and confidentiality agreements for the protection and assignment of the material Business Intellectual Property.

(g)   The representations in this Section 3.15 and Sections 3.16, 3.19 (which shall not be deemed to address the infringement of any Intellectual Property of any third party, which is addressed exclusively in Section 3.15(d), or the validity or enforceability of any Intellectual Property) and 3.20 are the sole and exclusive representations made by Parent and the Sellers with respect to any matters relating to Intellectual Property.

Section 3.16.   Material Contracts.

(a)   Schedule 3.16(a) sets forth a list of all Contracts (other than purchase or service orders executed in the ordinary course of business or Contracts of Parent or its Subsidiaries related to Excluded Liabilities) of the type described below to which any IPG Entity is a party that are in effect on the date of this Agreement (each Contract that is required to be listed in Schedule 3.16(a), being a "Material Contract"):

       (i)   any Contract for the purchase or lease by any IPG Entity of vehicles, machinery, equipment, materials, supplies or other personal property requiring annual payments by such IPG Entity of $5,000,000 or more;

       (ii)   any Contract providing for the sale or license by any IPG Entity of materials, supplies, goods, services, equipment or assets requiring annual payments to such IPG Entity of $5,000,000 or more;

       (iii)   other than exclusive distribution agreements (but including any such Contracts listed under clause (a)(ii) of this Section 3.16), any Contract that contains noncompetition covenants that prohibit any IPG Entity from freely engaging in any business or in any geographic territory or market;

       (iv)   any mortgage, indenture, note, bond or other Contract relating to indebtedness for borrowed money incurred by any IPG Entity in an amount in excess of $7,500,000 or that otherwise cannot, pursuant to its terms, be prepaid prior to Closing;

       (v)   any partnership, joint venture, franchise or other similar equity investment agreements with any Person other than an IPG Entity;

       (vi)   any agreement material to the Business (A) granting any IPG Entities a license, consent or right to use, exploit or practice any Intellectual Property owned by third parties (other than COTS Licenses), (B) whereby any IPG Entity grants to a third party a license, consent or right to use, exploit or practice any Business Intellectual Property (other than non-exclusive licenses or sublicenses granted, and licenses or sublicenses to customers and distributors in connection with the sale or license of products or services, in each case, in the ordinary course of business consistent with past practice), in each case, requiring annual payments of $250,000 or more, or (C) regarding any settlement of any Intellectual Property-related Action (other than settlement agreements that do not provide for any future payment or performance obligations on behalf of the IPG Entities);

       (vii)   except for (A) transactions between or among IPG Entities and (B) transactions contemplated by the Reorganization Documents, any Contract entered into during the three-year period prior to the date of this Agreement for the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) having an aggregate purchase price of $7,500,000 or more;

(viii)   any Contract associated with hedges, derivatives or other similar instruments, in each case, having a termination value in excess of $5,000,000; or

(ix)   any Contract requiring capital expenditures after the date hereof in excess of $2,500,000.

(b)   Each Material Contract set forth in Schedule 3.16(a) is a valid and binding agreement of the IPG Entity party thereto, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors' rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. None of the IPG Entities are in breach of or default under, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a breach or default by the IPG Entities under any Material Contract, except for any breach or default that would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. To the knowledge of the Sellers, no other party to a Material Contract is in breach of or default under any such Material Contract, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.

(c)   True and complete copies of each Material Contract, including all material amendments, modifications, supplements, exhibits, schedules and addenda thereto through the date of this Agreement, have been made available to Buyer prior to the date hereof; provided, however, that any amendments, modifications, supplements, exhibits, schedules and addenda to such Material Contracts that do not otherwise materially amend, modify or otherwise waive any provisions of such Material Contracts have been provided only to the extent in Parent's possession and readily available.

Section 3.17.   Insurance. Parent has previously made available to Buyer true and correct summaries of all material policies of property, liability, workers' compensation and other forms of insurance owned or held by Parent on behalf of the IPG Entities (not including any IPG Plan or any New IPG Plan). Except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted, (a) all such policies are in full force and effect, all premiums due and payable have been paid, no written notice of cancellation or termination has been received with respect to any such policy, and there is no existing default with respect to any such policy, and (b) there is no material claim by Parent, the Sellers or the IPG Entities pending under any such policy as to which coverage has been denied or disputed by the underwriters of such policy or in respect of which such underwriters have reserved their rights.

Section 3.18.   Real Property.

(a)   Schedule 3.18(a)(i) sets forth an accurate and complete list of the Owned Real Property that is material to the Business(the "Scheduled Owned Real Property"). Schedule 3.18 (a)(ii) sets forth an accurate and complete list of the Leased Real Property that contains manufacturing and assembly facilities (the "Scheduled Leased Real Property" and, together with the Scheduled Owned Real Property, the "Scheduled Real Property").

(b)   The Real Property owned or leased by the IPG Entities constitutes all the material real property that is used or held for use primarily in the conduct of the Business as currently conducted. No Person other than the IPG Entities has the right to use the Scheduled Real Property and there are no shared facilities or services at the Scheduled Real Property which are used in connection with any Retained Business. There are no pending or, to the knowledge of the Sellers, threatened condemnation proceedings, expropriation or other proceeding in eminent domain with respect to any Scheduled Real Property. With respect to the Scheduled Owned Real Property, (i) the IPG Entities have good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all liens and encumbrances, except Permitted Liens and (ii) other than the rights of Buyer pursuant to this Agreement, to the knowledge of the Sellers, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Scheduled Owned Real Property or any portion thereof or interest therein.

(c)   Schedule 3.18(c) sets forth an accurate and complete list of any lease covering Scheduled Leased Real Property (the "Leases"). Each Lease is a valid and binding agreement of the IPG Entity party thereto, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors' rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought, and except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. None of the IPG Entities are in default of, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by the IPG Entities under any Lease, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. To the knowledge of the Sellers, no other party to a Lease is in default of such Lease, except for any such defaults that would not reasonably be expected, individually or in the aggregate, result in material Liability to the IPG Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. Parent has delivered to Buyer a true and complete copy of each Lease (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) to the extent in Parent's possession and readily available. No IPG Entities' possession and quiet enjoyment of the Scheduled Leased Real Property under any Lease has been disturbed, and to the knowledge of the Sellers, there are no disputes pending or threatened with respect to any Lease. Other than (i) those agreements, arrangements or understandings that are contemplated by this Agreement and the other Transaction Documents, including the Transition Services Agreement, the License Agreement and the Reverse Transition Services Agreement, (ii) those agreements, arrangements or understandings that are contemplated by or otherwise addressed in the Reorganization Documents, (iii) the Affiliate Transactions and (iv) subleases, licenses or rights to use or occupy that would be not reasonably be expected, individually or in the aggregate, to materially interfere with the conduct of the Business in substantially the manner currently conducted, no IPG Entity has subleased, licensed or otherwise granted any Person the right to use or occupy any Real Property or any portion thereof.

Section 3.19.   Title to Assets; Sufficiency of Assets.

(a)   Each IPG Entity has good and marketable title to, valid leasehold interests in, or a valid license to occupy, all Transferred Assets and all assets and properties of such IPG Entity reflected on the Balance Sheet or acquired after the Balance Sheet Date (other than assets or properties disposed of in the ordinary course of business consistent with past practice), in each case, free and clear of all Liens other than Permitted Liens, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)   The assets, properties, rights, titles and interests of the IPG Entities, together with (i) the Trade Intercompany Arrangements, (ii) the Buyer Designated Shared Contracts, and (iii) any assets, properties, rights, titles and interests made available to Buyer or the IPG Entities following the Closing pursuant to any Transaction Document or other Contract executed at Closing for the benefit of Buyer or the IPG Entities pursuant to the terms hereof or otherwise would give Buyer or the IPG Entities the unlimited right to use thereof, including the Transition Services Agreement and the License Agreement, constitute all of the assets, properties, rights, titles and interests owned or held by Parent and its Subsidiaries and necessary to operate the Business immediately following the Closing in all material respects in substantially the manner conducted immediately prior to Closing; provided, however, the foregoing is subject to the limitation that certain transfers, assignments, licenses, sublicenses, leases and subleases, as the case may be, of Contracts and Permits, and any claim or right or benefit arising thereunder or resulting therefrom, may require consent of a Person or Governmental Authority, which has not been obtained, and that such matters are addressed elsewhere in this Agreement and the other Transaction Documents.

Section 3.20.   Related Party Transactions.

(a)   To the knowledge of the Sellers, no executive officer or director of Parent or its Subsidiaries (including any of the IPG Entities) is (i) party to any material Contract or other business arrangement (other than employment, retention or similar agreements and IPG Plans and New IPG Plans) with any IPG Entity that is not terminable at will by the IPG Entity without payment or penalty, or (ii) owns any material property or right, tangible or intangible (including Intellectual Property), which is used by any IPG Entity.

(b)   There are no agreements, arrangements or understandings between Parent or any Non-IPG Subsidiaries, on the one hand, and an IPG Entity, on the other hand, that are material to the operation of the Business and that are not terminable at will by such IPG Entity without payment or penalty ("Affiliate Transactions"), other than (i) those agreements, arrangements or understandings that are contemplated by this Agreement and the other Transaction Documents, including the Transition Services Agreement, the License Agreement and the Reverse Transition Services Agreement, (ii) those agreements, arrangements or understandings that are contemplated by or otherwise addressed in the Reorganization Documents, (iii) Trade Intercompany Arrangements and the Participations Intercompany Loan, or (iv) intercompany loans or agreements related to Indebtedness, or other Intercompany Balances, that will be terminated prior to or at the Closing.

(c)   Schedule 3.20(c) sets forth the Shared Contracts, other than (i) confidentiality agreements, (ii) employment, retention or similar agreements and (iii) any other Shared Contract that, if terminated, would not reasonably be expected, individually or in the aggregate, to materially impair the operation of the Business.

Section 3.21.   Brokers. Except for fees payable to J.P. Morgan and Goldman Sachs & Co., whose fees shall be paid by Parent and the Sellers, no Person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from Parent or the Sellers or any Person acting on their behalf in connection with this Agreement or any of the transactions contemplated hereby.

Section 3.22.   Reorganization. The Reorganization has been completed in all material respects in accordance with (1) the Global Separation Agreement and the other Reorganization Documents and (2) all applicable Laws. Parent has made available to Buyer a true and complete copy of the Global Separation Agreement and the other material Reorganization Documents, in each case, including all amendments or modifications thereto, as in effect as of the date hereof. Each of the Global Separation Agreement and each other material Reorganization Document (a) is a valid and binding agreement of the parties thereto, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors' rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought, (b) has not been amended or modified and represents the entire agreement between the parties thereto, and (c) is not the subject of any lawsuits or other proceedings pending or, to the knowledge of the Sellers, threatened by any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof. None of parties to the Global Separation Agreement or any other material Reorganization Document are in default of, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by the parties thereto.

Section 3.23. <u>No Other Representations And Warranties.</u> Except for the specific representations and warranties contained in this <u>Article III</u> or other Transaction Documents (including in any closing certificate furnished under this Agreement with respect thereto), but in each case as modified by the Disclosure Schedules hereto), none of Parent, the Sellers or any other Person makes, and each of Parent and the Sellers disclaim, any express or implied representation or warranty, including with respect to Parent or the Sellers, or their respective Subsidiaries (including the IPG Entities) or the transactions contemplated by this Agreement, and Parent and the Sellers disclaim any other representations or warranties, whether made by Parent or the Sellers, any of their respective Affiliates or any of their respective officers, directors, managers, employees, agents or other Representative. Any documents, title information, assessments, surveys, plans, specifications, reports and studies, or other information made available to Buyer by or on behalf of Parent or the Sellers (collectively, the "<u>Review Documents</u>") are provided as information only. Except for the specific representations and warranties contained in this <u>Article III</u> or other Transaction Documents (in each case as modified by the Disclosure Schedules hereto), Parent and the Sellers have not made, do not make, and have not authorized anyone else to make, any representation as to: (a) the accuracy, reliability or completeness of any of the Review Documents; (b) the condition of any building(s), structures or other improvements at the Real Property; (c) the operating condition of the properties or assets of the Business; (d) the Environmental Conditions of the Real Property INCLUDING THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES; (e) the enforceability of, or Buyer's ability to obtain the benefits of, any agreement of record affecting the Business; (f) the transferability or assignability of any Contract or Permit; or (g) any other matter or thing affecting or relating to the Business, the IPG Entities or the Equity Interests.

EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS <u>ARTICLE III</u> OR OTHER TRANSACTION DOCUMENTS (INCLUDING IN ANY CLOSING CERTIFICATE FURNISHED UNDER THIS AGREEMENT WITH RESPECT THERETO), PARENT AND THE SELLERS HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY DIRECTOR,

OFFICER, MANAGER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF PARENT OR THE SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES). EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III OR OTHER TRANSACTION DOCUMENTS (INCLUDING IN ANY CLOSING CERTIFICATE FURNISHED UNDER THIS AGREEMENT WITH RESPECT THERETO), PARENT AND THE SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS, PROFITABILITY OR VALUE OF ANY OF THE BUSINESS OR THE IPG ENTITIES.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Parent and the Sellers that:

Section 4.01.   Organization and Qualification.   Buyer is an exempted limited liability company duly organized, validly existing and in good standing under the laws of Bermuda. Buyer is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated hereby. Buyer has the all requisite power and authority necessary to own or lease its properties and assets and to carry on its business as presently conducted in all material respects.

Section 4.02.   Authorization. Buyer has all requisite corporate or equivalent organizational powers and authority to execute and deliver this Agreement and each other Transaction Document to be executed by Buyer and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby. This Agreement and each Transaction Document to be executed by Buyer has been duly authorized, executed and delivered by Buyer and, assuming that this Agreement has been duly and validly authorized, executed and delivered by the Sellers and Parent, constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as limited by Laws affecting the enforcement of creditors' rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.03.   Non-contravention. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to be executed by Buyer, and the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Buyer of its obligations hereunder and thereunder do not and will not (a) violate any provision of the Organizational Documents of Buyer, (b) violate or result in a breach of, or constitute a default or require a consent under or give rise to any right of termination or other action by any Person under, any provision of any Contract to which Buyer is party, (c) assuming compliance with the matters referred to in Section 4.04, violate or result in a breach of any Law of any Governmental Authority applicable to Buyer, or (d) result in the creation or imposition of any material Lien on any asset of Buyer (except, in the case of clauses (b), (c) and (d), as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents).

Section 4.04.   Governmental Authorization.   The execution, delivery and performance by Buyer of this Agreement and other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and other Competition Laws, (b) compliance with the regulatory requirements set forth in Schedule 4.04, and (c) any such action or filing the failure of which to be made or obtained would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents.

Section 4.05.   Litigation.   There are no Actions pending or, to the knowledge of Buyer, threatened against Buyer by or before any Governmental Authority, except for such Actions as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to perform its obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby or thereby.   There is no order, writ, judgment, award, ruling injunction, decree or consent decree entered by or with any Governmental Authority purporting to enjoin or restrain the execution, delivery and performance by Buyer of this Agreement or the other Transaction Documents or the transactions contemplated hereby or that would reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to perform its obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby or thereby.

Section 4.06.   Financing.   Buyer has delivered to Parent a true and complete copy of the executed Debt Commitment Letter and Equity Commitment Letter.   Neither of the Commitment Letters has been amended or modified in any manner prior to the date of this Agreement.   Neither Buyer nor any of its Affiliates has entered into any agreement, side letter or other arrangement (other than customary engagement letters and fee letters) relating to the financing of the Closing Date Payments or the transactions contemplated by this Agreement, other than as set forth in the Commitment Letters.   The aggregate proceeds of the Financing (both before and after giving effect to the exercise of any or all "market flex" provisions related thereto), when funded, will be sufficient to consummate the transactions contemplated hereby, including the making of all Closing Date Payments on the Closing Date. As of the date of this Agreement, the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. The Commitment Letters are in full force and effect and represent a valid, binding and enforceable obligation of Buyer and, to the Buyer's knowledge, each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions and except as limited by Laws affecting the enforcement of creditors' rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity). Buyer has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Buyer or, to the Buyer's knowledge, any other party thereto under any of the Commitment Letters. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Debt Commitment Letter. As of the date of this Agreement, to the knowledge of the Buyer, subject to the satisfaction of the conditions set forth in Section 8.01 and Section 8.02, the Buyer has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Financing will not be made available to Buyer on the Closing Date. Buyer understands and acknowledges that under the terms of this Agreement, Buyer's obligation to consummate the acquisition is not in any way contingent upon or otherwise subject to Buyer's consummation of any financing arrangements, Buyer's obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer.

Section 4.07. <u>Solvency.</u> Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud present or future creditors of Buyer or any of its Affiliates. Assuming (i) the satisfaction of the conditions set forth in Sections 8.01 and 8.02, and (ii) the most recent financial forecasts of the Business made available to Buyer prior to the date hereof have been prepared in good faith upon assumptions that were reasonable at such time (it being understood and agreed that Parent is making no representation and warranty with respect thereto as a result of such assumption in this clause (ii)) and after giving effect to the transactions contemplated by this Agreement (including the Financing), at and immediately after the Closing, Buyer and each of its Subsidiaries (including each of the IPG Entities) will, on a consolidated basis, (a) be solvent (in that both the fair value of its assets will not be less than the sum of its indebtedness (including a reasonable estimate of any contingent Liabilities) and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse indebtedness as such indebtedness matures or becomes due), (b) have adequate capital and liquidity with which to engage in its business, and (c) not have incurred and does not plan to incur indebtedness beyond its ability to pay as such indebtedness matures or becomes due.

Section 4.08.   Brokers. No Person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from Buyer or any Person acting on its behalf in connection with this Agreement or any of the transactions contemplated hereby for which Parent or any of its Subsidiaries' shall have any Liability.

Section 4.09.   Purchase for Investment.   Buyer is purchasing the Equity Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Equity Interests and is capable of bearing the economic risks of such investment. Buyer acknowledges that the Equity Interests have not been registered under any federal, state or foreign securities Laws and that the Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under any federal, state or foreign securities Laws or is effected pursuant to an exemption from registration under any federal, state or foreign securities Laws.

Section 4.10.   Acknowledgements by Buyer.

(d)   Buyer acknowledges and agrees that it has conducted its own independent review and analysis of the Business and the IPG Entities and their assets, financial condition, results of operations and prospects. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors and Representatives, experienced in the evaluation and purchase of companies, property and assets such as the Business and the IPG Entities and their properties and assets and the Equity Interests as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and has relied solely upon its own investigation and the express representations and warranties set forth in this Agreement. Buyer acknowledges that Parent and the Sellers have given Buyer access to the employees, documents and facilities of the Business and the IPG Entities for the purpose of evaluating the transaction contemplated by the Transaction Documents.

(e)   Buyer acknowledges and agrees that none of the Sellers, Parent, the IPG Entities, the Business or its or their Affiliates or any other Person acting on behalf of them (i) has made any representation or warranty, express or implied, including any implied representation or warranty as to the condition, merchantability, suitability or fitness for a particular purpose of any assets of or held by the Business or the IPG Entities, or (ii) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Business or the IPG Entities, in each case except as expressly set forth in this Agreement.

(f)   Buyer acknowledges and agrees that the properties and assets of the Business and the IPG Entities are sold "as is", except as expressly set forth in this Agreement or any other agreement or certificate executed and delivered in connection herewith, including the Transaction Documents. Buyer agrees to accept the properties and assets of the IPG Entities and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to the Sellers or Parent, except as expressly set forth in this Agreement or any other agreement or certificate delivered in connection herewith, including the Transaction Documents.

(g)   In connection with Buyer's investigation of the Business and the IPG Entities, Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Business and the IPG Entities and certain budget and business plan information. Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, and that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, Buyer acknowledges and agrees that, except as expressly set forth herein, neither Parent nor the Sellers make any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, budgets, projections and forecasts (or any component thereof).

Section 4.11.   No Intermediary Transaction Tax Shelter. Buyer has no plan or intention to take any action with respect to the IPG Entities subsequent to the Closing that would cause the transaction contemplated hereby to constitute part of a transaction that is the same as, or substantially similar to, the "Intermediary Transaction Tax Shelter" described in Internal Revenue Service Notices 2001-16 and 2008-111.

Section 4.12.   Limited Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to Parent the Limited Guaranty dated as of the date hereof. The Limited Guaranty is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as limited by Laws affecting the enforcement of creditors' rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Limited Guaranty.

ARTICLE V

COVENANTS

Section 5.01. Conduct of the Business. From the date hereof until the Closing Date, except as set forth in Schedule 5.01, as required by applicable Law, as expressly contemplated by this Agreement or the other Transaction Documents, as may be required to complete the Reorganization pursuant to the terms of the Global Separation Agreement and the other Reorganization Documents, or otherwise with Buyer's prior written consent (not to be unreasonably withheld, conditioned or delayed), Parent and the Sellers shall cause the IPG Entities to (i) conduct the Business in all material respects in the ordinary course consistent with past practice and (ii) use commercially reasonable efforts to preserve intact the Business and organizations, goodwill, and business relationships of the Business in all material respects. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as set forth in Schedule 5.01, as required by applicable Law, as expressly contemplated by this Agreement or the other Transaction Documents, as may be required to complete the Reorganization pursuant to the terms of the Global Separation Agreement and the other Reorganization Documents or otherwise with Buyer's prior written consent (not to be unreasonably withheld, conditioned or delayed), solely with respect to the Business, Parent and the Sellers shall cause the IPG Entities not to:

(c) amend or modify the Organizational Documents of any IPG Entity, except for such amendments or modifications in connection with changes in the directors or officers of an IPG Entity or to change the name of the IPG Entities in accordance with Section 5.08(c);

(d) merge or consolidate any IPG Entity with, or purchase all or substantially all of the stock or assets of, or otherwise acquire the business or product lines of, any other Person except (i) pursuant to any Contract in existence on the date hereof, (ii) any transaction between or among wholly-owned IPG Entities, and (iii) any transaction involving less than $5,000,000, individually, or $10,000,000, in the aggregate; provided that, in the case of clause (ii), such transactions would not have material adverse Tax consequences to the IPG Entities, taken as a whole;

(e) sell, license, transfer, abandon, fail to renew, or incur, create or subject to any Lien (except for Permitted Liens), lease or otherwise dispose of the stock or assets of any IPG Entity, except (i) pursuant to any Contract in existence on the date hereof, (ii) any transaction between or among wholly-owned IPG Entities, provided that such transactions would not have material adverse Tax consequences to the IPG Entities, taken as a whole, (iii) sales of inventory or other assets, or non-exclusive licenses of Intellectual Property, in the ordinary course of business consistent with past practice, (iv) disposal of obsolete inventory or other obsolete or worn-out assets, (v) the abandonment or non-renewal of non-material Intellectual Property in the ordinary course of business consistent with past practice, or (vi) any transaction involving less than $5,000,000, individually, or $10,000,000, in the aggregate;

(f)   issue any capital stock or other equity interests of, or become a party to any subscriptions, warrants, rights, options, convertible securities, voting or other similar agreements or commitments relating to the capital stock or other equity interests of, an IPG Entity, except (i) pursuant to any Contract in existence on the date hereof, and (ii) any transaction between or among wholly-owned IPG Entities; provided that, in the case of clause (ii), such transactions would not have material adverse tax consequences to the IPG Entities taken as a whole;

(g)   make any material change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(h)   (i) increase the compensation or benefits payable to any Business Employee, (ii) grant any new retention, severance or termination pay to any Business Employee or (iii) enter into or amend any employment, consulting, indemnification, severance, retention or termination agreement with any Business Employee, except in each case (A) as reflected in the budget or financial forecast previously provided to Buyer, (B) as required by applicable Law or the terms of any IPG Plan or any Contract in existence on the date hereof, or (C) as may be required to adopt and implement the New IPG Plans and human resource systems for the IPG Entities but solely to the extent such New IPG Plans and human resource systems do not materially increase the costs of providing benefits to and human resource systems for Business Employees;

(i)   adopt or enter into any new IPG Plan or amend or modify in any material respect or terminate any existing IPG Plan, except (i) as reflected in the budget or financial forecast previously provided to Buyer, (ii) as required by applicable Law or the terms of any IPG Plan or any Contract in existence on the date hereof, or (iii) as may be required to adopt and implement the New IPG Plans and human resource systems for the IPG Entities, but solely to the extent such New IPG Plans and human resource systems do not materially increase the costs of providing benefits to, and human resource systems for, Business Employees;

(j)   enter into or amend any Bargaining Agreement or, through negotiation or otherwise, make any binding commitment to any labor organization with respect to the Business Employees, except (i) as required by applicable Law or the terms of any IPG Plan or any Contract in existence on the date hereof or (ii) as may be required to adopt and implement the New IPG Plans and human resource systems for the IPG Entities but solely to the extent such New IPG Plans and human resource systems do not materially increase the costs of providing benefits to and human resource systems for Business Employees;

(k)   other than transfers in connection with filling positions set forth on <u>Schedule 1.01 (a)</u> or otherwise to fill open positions or replace existing employees, transfer or make provision for the transfer of any employee who is not a Business Employee to an IPG Entity;

(l)   transfer or make provision for the transfer of any Business Employee from an IPG Entity to Parent, the Sellers or any of their Subsidiaries or Affiliates (other than the IPG Entities);

(m)   hire any Business Employee, other than Business Employees hired in the ordinary course of business consistent with past practice whose base salary would be less than $200,000;

(n)   terminate any Business Employee whose base salary equals or exceeds $200,000 for reason other than gross misconduct or cause;

(o)   make, issue, assume or guarantee any material Indebtedness (other than Indebtedness that will be repaid in full prior to or at the Closing) or make any loans or advances to, or equity investments in, any Person, except (i) pursuant to any Contract in existence on the date hereof, (ii) any loans or advances to, or investments in, wholly-owned IPG Entities, provided that such transactions would not have material adverse tax consequences to the IPG Entities taken as a whole, (iii) advancement of trade credit to customers or expenses and other advances to employees in the ordinary course of business consistent with past practice, or (iv) any other transaction involving less than $500,000;

(p)   permit or authorize any of the IPG Entities to make any individual capital expenditures in excess of $500,000, except for capital expenditures (i) pursuant to any Contract in existence on the date hereof, or (ii) reflected in the budget or financial forecast previously provided to Buyer;

(q)   amend or modify in any material respect adverse to the applicable IPG Entity or terminate any Material Contract, cancel or extend any Material Contract or expressly waive any material benefits under any Material Contract, except (i) in the ordinary course of business consistent with past practice, (ii) termination in the ordinary course of business upon the expiration of such Material Contract, or (iii) renewal in the ordinary course of business prior to the expiration of such Material Contract;

(r)   amend or modify in any material respect or otherwise terminate or expressly waive any material benefit under the Global Separation Agreement or any other material Reorganization Document;

(s)   cancel, compromise or settle any material Action or enter into any consent decree or settlement agreement with any Governmental Authority, except where the amount paid in settlement or compromise is less than $1,000,000 individually or $5,000,000 in the aggregate;

(t)   (i) make or change any material Tax election, (ii) change any annual Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) compromise or settle any material Tax Liability, (v) consent to any extension or waiver of the limitation period applicable to any material Tax claim or material assessment relating to an IPG Entity (other than such extensions or waivers in connection with a Seller Group Tax Return), (vi) enter into any closing agreement, (vii) fail to pay any material Taxes when it becomes due and payable or timely contest in good faith by appropriate proceedings any assessment of material Taxes, or (viii) amend any material Tax Return, in each case, except in the ordinary course of business if such action would reasonably have no material effect on the Tax Liability of any IPG Entity for any Post-Closing Tax Period; or

(u)   agree or commit to do any of the foregoing.

For the avoidance of doubt, to the extent paid in full prior to Closing, Parent and the Sellers shall be permitted to (A) cause each IPG Entity to dividend, distribute or otherwise pay to Parent, the Sellers or any of their respective Affiliates any Cash of such IPG Entity, including through share repurchases or capital reduction arrangements in foreign jurisdictions, (B) remove, or cause any IPG Entity to remove, and pay to Parent, the Sellers or any of their respective Affiliates any Cash held in any bank account, (C) settle Intercompany Balances and make capital increases in connection therewith, and (D) enter into Contracts in connection with any of the foregoing, in each case, to the extent permitted by and in accordance with applicable Law.

Without in any way limiting any Party's rights or obligations under this Agreement, the Parties understand and agree that prior to Closing nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operation of the IPG Entities, and prior to Closing, Parent, the Sellers and the IPG Entities shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Promptly following the date hereof, Parent shall establish a project team representing the IPG Entities (a "Transition Team") and designate one or more representatives to serve as the Buyer contact for such Transition Team. Buyer shall also promptly designate one or more representatives to serve as the Parent contact on Buyer's behalf. As soon as reasonably practicable following the date hereof, Parent and Buyer shall prepare jointly with respect to the IPG Entities a detailed implementation plan with respect to the transformation of the IPG Entities into self-supported entities, which shall include the identification of, from among those activities and functions set forth in Exhibit G to this Agreement, activities and functions critical to the ongoing operation of the Business in a manner substantially similar to the manner in which the Business was operated prior to the Closing Date ("Tier 1 Activities"). The other activities and functions from among those set forth on Exhibit G to this Agreement that are required to be separated and functioning as of the Closing Date are referred to herein as "Tier 2 Activities". Parent and its Subsidiaries shall use commercially reasonable efforts to transition the Tier 1 Activities and Tier 2 Activities from Parent and its Subsidiaries (other than the IPG Entities) to the IPG Entities or their respective service providers by the Closing Date. In the event any Tier 1 Activity is not capable of being separated by the Closing Date, Parent shall assist Buyer with the performance of such activity by either (a) providing an applicable service under the Transition Services Agreement, which services shall be provided on terms to be negotiated by the Parties in good faith with respect to (i) the duration such service will be provided, which shall not be longer than the term of the Transition Services Agreement, and (ii) the fees for such service, which shall be set in a manner consistent with the methodology set forth in Section 2.1(c) of the Transition Services Agreement, or (b) ensuring that a third party service provider is engaged by the IPG Entities to perform such Tier 1 Activity, it being understood that Parent shall use commercially reasonable efforts to obtain market rates from such third party service provider. With respect to the Tier 2 Activities, Parent and its Subsidiaries shall either assist Buyer with the performance of such Tier 2 Activity, or identify to Buyer third party service providers which may provide recipient with any services required, or alternatively, if such services are in-sourced by Buyer through temporary employees, Parent will provide reasonable training to such temporary employees.

Section 5.02.   Pre-Closing Access and Information.

(d)   From the date hereof until the Closing Date, Parent and the Sellers shall, and shall cause the IPG Entities to, (i) afford Buyer and its Representatives reasonable access to the offices, properties, books and records of Parent, the Sellers and the IPG Entities relating to the Business and to such personnel, officers and other facilities and properties of the IPG Entities as Buyer may reasonably request during normal business hours and upon reasonable prior written notice (which may be provided via e-mail), (ii) furnish to Buyer and its Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (iii) cause the employees, counsel and financial advisors of Parent, the Sellers and the IPG Entities to cooperate with Buyer solely in connection with clauses (i) and (ii) above; provided, that Buyer acknowledges that such books and records, data and other information may be provided by Parent, the Sellers and the IPG Entities in a manner consistent with the information provided to Buyer prior to the date hereof; provided, further, that such investigation shall be conducted in such manner as not to unreasonably interfere with the conduct of the business of Parent, the Sellers and the IPG Entities.

(e)   Notwithstanding the foregoing, (i) Buyer shall not have access to (A) personnel records of the Business Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information which Parent believes in good faith is sensitive information relating to personnel or the disclosure of which could subject the Parent, the Sellers, the IPG Entities or any of their respective Affiliates to risk of Liability, (B) any properties of Parent, the Sellers, the IPG Entities or any of their respective

Affiliates for purposes of conducting any environmental sampling or testing, (C) any information to the extent (but only to the extent) relating to the Retained Businesses, or (D) any Seller Group Tax Return or any work papers related thereto, and (ii) Parent, the Sellers and the IPG Entities and their respective Affiliates may withhold (A) any information relating to the sale process, bids received from other Persons in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids, and (B) any document or information, the disclosure of which could reasonably be expected, upon the advice of counsel, to violate any Contract or any Law, result in the loss of protectable interests in trade secrets, or result in the waiver of any legal privilege or work-product privilege (provided, that, in the case of this clause (B), Parent shall give notice to Buyer of the fact that such documents or information are being withheld and thereafter Parent shall cooperate in good faith to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such a violation, disclosure or waiver).

(f)   Parent, the Sellers and the IPG Entities shall have the right to have one or more Representatives present at all times during any such inspections, interviews and examinations. Buyer shall hold in confidence all such information disclosed, whether before or after the date hereof, pursuant to the terms and subject to the conditions contained in the Confidentiality Agreement and such information shall not be used by any Person, other than in connection with the transactions contemplated hereby or as otherwise expressly permitted by the Confidentiality Agreement. Notwithstanding anything to the contrary contained herein, prior to Closing, without the prior written consent of Parent, which may be withheld in its sole discretion, Buyer shall not contact any Business Employees or any vendors to, or customers of, Parent, the Sellers, the IPG Entities or any of their respective Affiliates regarding the Business, this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, Buyer shall be permitted to, upon reasonable notice, contact corporate executive-level Business Employees in leadership positions to the extent reasonably necessary to permit Buyer to implement transition plans to operate the Business from and after the Closing; provided, that, prior to Closing, prior consent of Parent shall be required for any discussions relating to compensation or the terms and conditions of employment. In no event shall Buyer contact any vendors to, or customers of, Parent and the Sellers or any of their respective Affiliates about the Retained Businesses as part of such inspections, interviews and examinations.

Section 5.03. Efforts; Regulatory Filings.

(k)   Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation necessary to effect all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations, in each case, required to be made with or obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (collectively, the "Regulatory Approvals"). In furtherance and not in limitation of the foregoing, each Party and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or any other Competition Law or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other Party hereto.

(l)   In furtherance and not in limitation of the foregoing, each Party shall, and shall cause their respective Affiliates to, (i) make or cause to be made all filings required of such Party or any of its Affiliates under the HSR Act and the other Competition Laws of the jurisdictions set forth in Schedule 5.03(b) with respect to the transactions contemplated hereby as promptly as practicable and, in any event, with respect to any such filings required under the HSR Act, within ten (10) Business Days after the date hereof, (ii) comply at the earliest practicable date with any request under the HSR Act and any other Competition Law for additional information, documents, or other materials received by such Party or any of its Affiliates from any Governmental Authority in respect of such filings or such transactions (each, a "Second Request"), and (iii) cooperate with the other Parties in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under the HSR Act or any other Competition Laws with respect to any such filing or any such transaction. Each Party shall use its reasonable best efforts to furnish to the other Parties all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement (including, to the extent permitted by Law, responding to any reasonable requests for copies of documents filed with the non-filing Party's prior filings). Any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.03 as "outside counsel only." Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, and the recipient shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other Representatives of the recipient or their Affiliates, unless express written permission is obtained in advance from the source of the materials. Each Party shall promptly inform the other Parties of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No Party shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other Party prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under the HSR Act or any other Competition Laws. Buyer shall pay all filing fees in connection with all filings under the HSR Act and other applicable Competition Laws.

(m)   In furtherance and not in limitation of the actions and obligations described in Section 5.03(b), each Party shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act and other applicable Competition Laws. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of the HSR Act or any other Competition Law, each Party shall use its reasonable best efforts to contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal, unless, by mutual agreement, the Parties decide that litigation is not in their respective best interests. Each Party shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act and other applicable Competition Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(n)   Buyer further agrees that it shall, to the extent necessary to obtain the waiver or consent from any Governmental Authority required to satisfy the conditions set forth in Section 8.01(a) or Section 8.01(b), as applicable, or to avoid the entry of or have lifted, vacated or terminated any Closing Legal Impediment, take the following actions: (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, the sale, divestiture or disposition (including by licensing any Intellectual Property) of any assets of the Business and/or any other assets or businesses of Buyer or any of its Subsidiaries (or equity interests held by Buyer or any of its Subsidiaries in entities with assets or businesses); (ii) terminate any existing relationships and contractual rights and obligations; (iii) otherwise offer to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Business and/or any other assets or businesses of Buyer or any of its Subsidiaries (or equity interests held by Buyer or any of its Subsidiaries in entities with assets or businesses); and (iv) take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Action that would make consummation of the transactions contemplated by this Agreement and the other Transaction Documents unlawful or that would prevent or materially delay consummation of the transactions contemplated by this

Agreement and the other Transaction Documents, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clauses (i), (ii) and (iii) of this Section 5.03(d)) necessary to vacate, modify or suspend such injunction or order. For the avoidance of doubt, Buyer's obligations under this Section 5.03(d) shall be absolute and not qualified by "reasonable best efforts." For the further avoidance of doubt, the Parties agree that Parent's and Sellers' obligations under this Section 5.03 shall not include any obligation on the part of Parent, the Sellers or their respective Affiliates to commit to or effect, by consent decree, hold separate orders, trust or otherwise the sale or disposition of such of its assets or businesses (including the Business) as may be required to be divested in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or preceding, that would otherwise have the effect of preventing, materially delaying or limiting the consummation of the transactions contemplated by this Agreement.

(o)   The IPG Equity Sellers shall be responsible, at their sole cost and expense, for compliance prior to, at and after the Closing with all applicable requirements of the New Jersey Industrial Site Recovery Act in connection with the transactions contemplated by this Agreement.

Section 5.04.   Post-Closing Financial Statements. Buyer shall use commercially reasonable efforts to deliver to Parent pursuant to Parent's established closing cycle and reporting deadlines (which, for the avoidance of doubt, is no later than five (5) Business Days after the end of the applicable reporting period), the normal quarter and month-end financial information of the type that the Business provided to Parent via its financial reporting system for past reporting periods, covering the period ending as of the Closing Date.

Section 5.05.   Shared Contracts; Affiliate Transactions.

(a)   The Parties shall, and shall cause their respective Subsidiaries to, cooperate and shall use their commercially reasonable efforts to cause the Shared Contracts set forth in Schedule 5.05 (a) (the "Buyer Designated Shared Contracts") to be replaced with separate contracts (the "Buyer Replacement Contracts") intended to provide Buyer or any IPG Entity with contract rights and obligations that are substantially similar in the aggregate (taking into account changes in volume and similar pricing metrics, as well as the needs of Buyer and the IPG Entities) to those contract rights and obligations utilized by Parent or its Subsidiaries under the Buyer Designated Shared Contracts in the conduct of the Business prior to the Closing. Buyer shall be solely responsible for any additional costs or fees arising from and under a Buyer Replacement Contract, or in connection with any arrangement with respect thereto described in this Section 5.05(a) (other than any additional costs or fees incurred by Parent or a Non-IPG Subsidiary due to a change in volume or similar pricing metrics as a result of the Buyer Designated Shared Contracts being replaced by the Buyer Replacement Contracts). The Parties shall cooperate and provide each other with reasonable assistance in effecting such separation of the Buyer Designated Shared Contracts prior to the Closing and for a period of ninety (90) days following the Closing. If the Parties are not able to effect the separation of a Buyer Designated Shared Contract prior to the Closing, then, until the date that is ninety (90) days following the Closing or the earlier date on which such Buyer Designated Shared Contract is separated, to the extent permissible under Law and under the terms of such Buyer Designated Shared Contract, (i) at the sole cost and expense of Buyer, Parent or the applicable Non-IPG Subsidiary shall continue to perform the obligations under such Buyer Designated Shared Contract relating to the Business, (ii) Parent or the applicable Non-IPG Subsidiary shall hold in trust for the benefit of Buyer, and shall promptly forward to Buyer, any monies or other benefits received pursuant to such Buyer Designated Shared Contract relating to the Business and (iii) the Parties shall use commercially reasonable efforts to institute alternative arrangements intended to put the Parties in a substantially similar economic position as if such Buyer Designated Shared Contract were separated. Buyer shall be solely responsible for replacing any Buyer Designated Shared Contracts to the extent such Shared Contracts are not separated or transitioned hereunder. With respect to Liabilities pursuant to, under or relating to a given Buyer Designated Shared Contract, such Liabilities shall, unless otherwise allocated pursuant to this Agreement or a Buyer Replacement Contract, be allocated from time to time between Parent and the Non-IPG Subsidiaries, on the one hand, and Buyer and the IPG Entities, on the other hand, as the case may be, based on the relative proportions of total benefits received (to the extent the Liabilities relate to a specific period, over such period, and otherwise over the term of the applicable Buyer Designated Shared Contract, measured up to the date of the allocation, without duplication) by Parent and the Non-IPG Subsidiaries, on the one hand, or Buyer and the IPG Entities, on the other hand, under the relevant Buyer Designated Shared Contract. Notwithstanding the foregoing, each Party shall be solely responsible for any and all Liabilities to the extent arising out of or relating to such Party's (or its Subsidiaries') breach of any such Buyer Designated Share Contract. Notwithstanding anything to the contrary herein, Parent and the Sellers shall not, and shall cause the IPG Entities not to, enter into any new Shared Contract for the provision of goods and/or services that require expenditures by the Business in excess of $500,000 individually, except for those Shared Contracts that are necessary to establish a standalone office structure for the IPG Entities.

(b) Except (i) as contemplated by this Agreement and the other Transaction Documents, including the Transition Services Agreement, the License Agreement and the Reverse Transition Services Agreement, (ii) as contemplated by the Reorganization Documents, (iii) for Trade Intercompany Arrangements and the Participations Intercompany Loan (each of which shall continue in effect in accordance with its terms), or (iv) as otherwise set forth in Schedule 5.05(b), Buyer acknowledges and agrees that all Affiliate Transactions, and all rights and obligations of the Business or the IPG Entities under Contracts with respect thereto, will be terminated at or prior to the Closing, with no further Liability of Parent or the Non-IPG Subsidiaries, on the one hand, or Buyer or the IPG Entities, on the other hand, with respect thereto.

(c)   Except as set forth in Schedule 5.05(c), Parent shall cause all Intercompany Balances with respect to the Business to be eliminated by discharge or otherwise in their entirety effective on or prior to the Closing.

Section 5.06.   Third Party Approvals and Permits.

(f)   Except with respect to Regulatory Approvals which are addressed in Section 5.03, and the Shared Contracts which are addressed in Section 5.05, subject to the terms and conditions of this Agreement, prior to the Closing, each Party shall, and shall cause its respective Subsidiaries to, use commercially reasonable efforts to (i) obtain the consents, waivers, approvals, orders and authorizations (the "Third Party Approvals") necessary to transfer and assign the rights under Contracts that are material to the operation of the Business that require any such consent, waiver, approval, order or authorization (each, a "Non-Assignable Contract"), and (ii) provide all notices and otherwise take all actions to transfer, reissue or obtain any Permits required to be transferred, reissued or obtained as a result of or in furtherance of the transactions contemplated by this Agreement and that are material to the operation of the Business. To the extent that any Third Party Approval or Permit has not been obtained prior to Closing, for up to ninety (90) days after the Closing Date, each Party shall use its commercially reasonable efforts, at the other Party's request, to endeavor to obtain such Third Party Approval or Permit. Notwithstanding the foregoing, neither Party shall be required to incur any Liabilities or provide any financial accommodation, in order to obtain any such Third Party Approval or Permit with respect to the transfer or assignment of any such Non-Assignable Contract or the issuance of any such Permit.

(g)   To the extent permitted by applicable Law and the terms of such Non-Assignable Contract or Permit, in the event any Third Party Approval or Permit has not been obtained by Closing, at the request of the Party to whom such Non-Assignable Contract is contemplated to be transferred or by whom such Permit is contemplated to be obtained (the "Receiving Party"), the Party contemplated to be transferring such Non-Assignable Contract or Permit under this Agreement (the "Transferring Party") shall hold in trust for the Receiving Party, as applicable, the relevant Non-Assignable Contract or Permit until such time as the Third Party Approval or Permit is obtained, but in no event longer than one hundred eighty (180) days after the Closing Date. During such time period, the Transferring Party shall comply with all applicable covenants and obligations under the Non-Assignable Contract or Permit, including the payment of any costs or expenses in connection therewith, which shall be performed by the Transferring Party for the Receiving Party's account and the Receiving Party shall promptly (but in no event later than thirty (30) days following receipt of an invoice from the Transferring Party) reimburse the Transferring Party for any out-of-pocket costs, expenses or payments made by the Transferring Party in respect of such Non-Assignable Contract or Permit. For the period not to exceed one hundred eighty (180) days after the Closing Date, to the extent permitted by applicable Law and the terms of the Non-Assignable Contract or Permit, the Receiving Party shall be entitled to receive all of the benefits of the Transferring Party under the Non-Assignable Contract or Permit. The Receiving Party agrees to indemnify and hold the Transferring Party and its Subsidiaries, agents, successors and assigns harmless from and against any and all Liabilities based upon, arising out of or relating to the performance of, or failure to perform, any obligations under the Non-Assignable Contract or Permit that are for the benefit of the Receiving Party. Notwithstanding the foregoing, following the Closing Date, a Transferring Party shall have no obligation to renew any Non-Assignable Contract or Permit upon the expiration or termination thereof. In addition, to the extent that any Non-Assignable Contract contains an "evergreen" provision that automatically renews such Non-Assignable Contract unless terminated or cancelled by either party thereto, a Transferring Party shall not be prohibited from terminating or canceling such Non-Assignable Contract as permitted pursuant to the terms thereof upon the next occurring renewal term thereof occurring following the Closing by providing the Receiving Party with thirty (30) days prior written notice.

Section 5.07. <u>Business Guarantees.</u> Parent, the Seller and Buyer shall cooperate and use their respective commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Parent, on or before the Closing, valid and binding written releases of Parent and its Subsidiaries, as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Business Guarantees listed on <u>Schedule 5.07</u> (which Parent shall be permitted to update from time to time prior to Closing to reflect existing (but only to the extent any such additional existing Business Guarantees do not exceed $5,000,000 in the aggregate), new or replacement Business Guarantees entered into in the ordinary course of business) (each a "<u>Scheduled Guarantee</u>") in effect as of the Closing, which shall be effective as of the Closing, including, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. If any Scheduled Guarantee has not been released as of the Closing Date, then Parent, the Sellers and Buyer shall use their respective commercially reasonable efforts after the Closing to cause each such unreleased Scheduled Guarantee to be released promptly. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, Parent and its Subsidiaries may, in such Person's sole discretion, take any action to terminate, obtain release of or otherwise limit their Liability under any and all outstanding Scheduled Guarantees. Buyer shall indemnify and hold harmless Parent and its Subsidiaries from and after the Closing for any amounts required to be paid under any Business Guarantees.

Section 5.08. <u>Use of ITW Marks.</u>

(a) Buyer agrees that, except as set forth in this <u>Section 5.08</u> and in the License Agreement, Buyer has, and after the Closing, the IPG Entities will have, no right, title, interest, license or any other right whatsoever in the ITW Marks (except for Transferred Marks), and that none of Parent, the Sellers or any of their respective Affiliates have assigned such right, title, interest, license or other right to Buyer or the IPG Entities. After the Closing, Parent, the Non-IPG Subsidiaries and Sellers shall (i) have no right, title, interest, license or any other right whatsoever in any marks, names, logos, or Internet addresses or domain names that are included in the Transferred Assets or owned by any of the IPG Entities, or any derivations or translations thereof (the "Transferred Marks"), (ii) cease all use of the Transferred Marks, including to the extent such Transferred Marks are used in combination with or as part of the ITW Marks (collectively, the "Combined Marks"), and (iii) promptly abandon all registrations and applications for any Combined Marks and not use any Combined Marks (except for Internet addresses and domain names for any Combined Marks solely for purposes of re-directing traffic to websites of Buyer and the IPG Entities in accordance with the Transition Services Agreement).

(b)   For a period of six (6) months following the Closing Date, Buyer and the IPG Entities shall have the right to continue to sell inventory and use the marketing and promotional materials, invoices, price lists, business cards, schedules, displays, signs, stationery, technical guidelines, product manuals, packaging materials, inventory, other supplies and similar materials (collectively, "Existing Materials"), that were previously created in connection with the Business and that incorporate the ITW Marks, solely in the manner such Existing Materials were sold or used in the Business prior to Closing; provided, however, that as promptly as practicable after Closing, but in no event after the conclusion of such six (6) month period, Buyer shall, and shall cause the IPG Entities to, except as set forth in the last sentence of this Section 5.08(b), cease and discontinue any use of the ITW Marks and, to the extent reasonably feasible, at Buyer's sole cost and expense, remove all ITW Marks from all such Existing Materials, in each case, whether such Existing Materials are held by Buyer or the IPG Entities or under the control of Buyer or the IPG Entities. Notwithstanding the foregoing, following the Closing Date, Buyer and the IPG Entities may use the ITW Marks in a non-trademark manner to refer to Parent, the non-IPG Subsidiaries or Sellers as previous owners of the Business or former Affiliates of the IPG Entities.

(c)   Before the Closing, Parent, the Sellers and their respective Subsidiaries (including the IPG Entities) may execute and file all documents as shall be necessary or desirable to change the name of the IPG Entities to remove the words "ITW" or "Illinois Tool Works," or any derivation or translation thereof from such names. To the extent not already changed by Parent, the Sellers or their respective Subsidiaries (including the IPG Entities), as promptly as practicable after the Closing but in no event later than two (2) weeks after the Closing Date (with respect to U.S. entities) and three (3) months after the Closing Date (with respect to non-U.S. entities), Buyer shall, and shall cause the IPG Entities to, at Buyer's sole cost and expense, change the names of the IPG Entities to remove the words "ITW" or "Illinois Tool Works," or any derivation or translation thereof, including filings with the applicable Governmental Authority of each jurisdiction in which the ownership or the operation of the IPG Entities' assets or the character of its activities is such as to require it to be licensed or qualified in such jurisdiction, and providing notice to all customers, vendors and other suppliers of such name change.

Section 5.09.   Insurance.

(h)   Parent and the Sellers shall, and shall cause the IPG Entities to, continue to carry their existing insurance policies with respect to the Business prior to the Closing, and shall use their respective commercially reasonable efforts not to cause any material breach, default or cancellation (other than expiration and replacement of policies in the ordinary course of business consistent with past practice) of such insurance policies to occur or exist. Except as otherwise provided by this Section 5.09, Buyer acknowledges that from and after the Closing neither Buyer nor any of the IPG Entities shall have access to any insurance policies of Parent, the Sellers or any of the Non-IPG Subsidiaries or any of their respective self-insurance programs, regardless of whether such policies were applicable to the Business prior to the Closing; provided, however, that insurance policies obtained solely at and by an IPG Entity shall remain in effect.

(i)   Parent agrees that with respect to acts, omissions, events or circumstances relating to the IPG Entities or the Business that occurred or existed prior to the Closing and that are covered by third party occurrence-based insurance policies under which the IPG Entities or the Business are insured on or prior to Closing, the IPG Entities may make claims under such occurrence-based policies subject to the terms and conditions of such occurrence-based policies and this Agreement; provided, that Buyer and the IPG Entities (i) shall notify the risk management department of Parent in writing of all such covered claims and (ii) except as otherwise provided by this Agreement, shall exclusively bear, and neither Parent, the Sellers nor any of their respective Affiliates shall have any obligation to repay or reimburse Buyer or any IPG Entity for, the amount of any deductibles, self-insured retentions or other out-of-pocket expenses incurred in connection therewith associated with claims under such occurrence-based policies, and shall be liable for all uninsured or uncollectible amounts of such claims.

Section 5.10.   Legal Proceedings; Production of Witnesses; Privileged Matters.

(c)   Subject to Article IX, following the Closing Date, (i) Buyer shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions with respect to Transferred Assets, Assumed Liabilities and all Liabilities of the IPG Entities and otherwise to the extent relating to the Business, and may settle or compromise, or consent to the entry of any judgment with respect to any such Action, without the consent of Parent, (ii) Parent shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions with respect to Excluded Assets, Excluded Liabilities and all Liabilities otherwise to the extent relating to the Retained Businesses, and may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of Buyer, and (iii) Parent and Buyer shall jointly share authority and control and cooperate in good faith with respect to the investigation, prosecution, defense and appeal of all Actions that relate to both (A) Excluded Assets, Excluded Liabilities or Liabilities relating to the Retained Business, and (B) Transferred Assets,

Assumed Liabilities or Liabilities of the IPG Entities and relating to the Business (including, if Parent and Buyer determine to appoint joint counsel, with respect to the selection of appropriate joint counsel, which shall require the consent of both Parent and Buyer (such consent not to be unreasonably withheld)) and neither Party may settle or compromise, or consent to the entry of any judgment with respect to any such Action, without the consent of other Party; provided, that if any Party seeks to assert a claim for indemnification with respect to any Action, the Parties shall comply with the provisions of Section 9.03 instead of this Section 5.10(a) with respect to such Action.

(d)   From and after the Closing, Parent and the Sellers, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to cooperate with each other and their respective counsel including by making available to each other, upon reasonable written request, their (and their Subsidiaries') respective officers, directors, employees, agents and other Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the Business or the Retained Businesses, prior to or after the Closing. Access to such Persons shall be granted during normal business hours at a location and in a manner as not to unreasonably interfere with the conduct of, the Business and the Retained Businesses, as applicable. Each Party agrees to reimburse each other for reasonable out-of-pocket expenses, including attorneys' fees, but excluding officers' or employees' salaries, incurred by the other Party in connection with providing individuals and witnesses pursuant to this Section 5.10(b). Notwithstanding anything in this Section 5.10 to the contrary, if any Party seeks to assert a claim for indemnification in connection with any Action, the Parties shall comply with the provisions of Section 9.03 instead of this Section 5.10(b) with respect to such Action.

(e)   Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Sections 5.10(a) or 5.10(b). For the avoidance of doubt, neither Party shall have an obligation to cooperate, make available personnel or disclose any documents or other information pursuant to Sections 5.10(a) or 5.10(b) or Article VI, if Parent, the Sellers or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in any Action and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided, further, that this shall not limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such Action.

(f)   The Parties agree that their respective rights and obligations to maintain, preserve, assert or waive any attorney-client and work product privileges belonging to either Party with respect to the Business and the Retained Businesses (collectively, "Privileges") shall be governed by the provisions of this Section 5.10(d). With respect to matters relating to the Retained Businesses or the Excluded Liabilities, and with respect to all Business Records, documents, communications or other information (collectively, "<u>Information</u>") of Parent, the Sellers or any of their Affiliates prepared in connection with this Agreement, the Transaction Documents, the Reorganization Documents or the transactions contemplated hereby or thereby, Parent shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer and its Affiliates. Buyer and its Affiliates (including, as of the Closing Date, the IPG Entities) shall take no action without the prior written consent of Parent that would reasonably be expected to result in any waiver of any such Privileges of Parent, the Sellers or any of their Affiliates. After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the Business (except for the Excluded Liabilities and Information prepared in connection with this Agreement, the Transaction Documents, the Reorganization Documents or the transactions contemplated hereby and thereby). However, Buyer may not assert any such Privileges of the IPG Entities related to pre-Closing advice or communications relating to the Business against Parent, the Sellers and their Affiliates; <u>provided</u>, <u>however,</u> that to the extent waiver (or failure to assert such Privilege) could reasonably be expected to result in such Privilege being waived in connection with any claim by a third party, Parent and the Sellers shall, and shall cause their Affiliates to, enter into such reasonable arrangements as are reasonably necessary to ensure that such Privilege is not otherwise waived with respect to such third party, including customary joint defense agreements or other similar arrangements. Parent, the Sellers and their Affiliates shall take no action after the Closing without the prior written consent of Buyer that would reasonably be expected to result in any waiver of any such Privileges of Buyer. The rights and obligations created by this <u>Section 5.10(d)</u> shall apply to all Information as to which Parent, the Sellers, their Affiliates or the IPG Entities would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the "<u>Privileged Information</u>"). Upon receipt by Parent, the Sellers or their Affiliates, or Buyer and its Affiliates (including, as of the Closing Date, the IPG Entities), as the case may be, of any subpoena or discovery or other request from any Person that actually or arguably calls for the production or disclosure of Privileged Information of the other Party or if Parent, the Sellers or their Affiliates or Buyer or its Affiliates (including, as of the Closing Date, the IPG Entities), as the case may be, obtains knowledge that any current or former employee of Parent, the Sellers or their Affiliates or Buyer or its Affiliates (including, as of the Closing Date, the IPG Entities), has received any subpoena discovery or other request from any Person that actually or arguably calls for the production or disclosure of Privileged Information of one or more of the other Parties, Parent or Buyer shall promptly notify the other Parties of the existence of the request and shall provide such other Party a reasonable opportunity to review the Privileged Information and to assert any rights it may have under this <u>Section 5.10 (d)</u> or otherwise to prevent the production or disclosure of Privileged Information. Parent's and the Sellers' transfer of any Business Records or other Information to Buyer in accordance with this Agreement and Parent's and the Sellers' agreement to permit Buyer to obtain Information existing prior to the Closing are made in reliance on the Parties' respective agreements, as set forth in this <u>Section 5.10(d)</u>, to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Parent, the Sellers or Buyer, as the case may be. The access to Business Records and other Information being granted pursuant to Sections 5.02, 5.10, 5.11, 9.03, 9.04 and Article VI, the agreement to provide witnesses and individuals pursuant to this Section 5.10 and the disclosure to Buyer, Parent and the Sellers of Privileged Information relating to the Business or the Retained Businesses pursuant to this Agreement in connection with the transactions contemplated hereby shall not be asserted by Parent, the Sellers or Buyer to constitute, or otherwise deemed, a waiver of any Privilege that has been or may be asserted under this Section 5.10(d) or otherwise.

Section 5.11. Retention of Business Records and Post-Closing Access.

(j)   After the Closing, Parent, the Sellers and Buyer agree to, and Buyer shall cause the IPG Entities to, hold at least one copy of all Business Records relating to the conduct of the Business or the IPG Entities on or before the Closing Date and not to destroy or dispose of such copy for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law, and each of Buyer and Parent agree, upon the request of the other Party prior to such date, to provide a copy of the applicable Business Records prior to the destruction or disposition thereof. Subject to the confidentiality obligations set forth herein, Parent and the Non-IPG Subsidiaries may retain a copy of any or all of the Business Records and any other materials included in any electronic data room or that are otherwise in the possession or under the control of Parent or the Non-IPG Subsidiaries relating to the conduct of the Business or the IPG Entities on or before the Closing Date.

(k)   From and after the Closing, except as prohibited by applicable Law, Buyer shall, and shall cause its Subsidiaries, including the IPG Entities to (i) give Parent, the Sellers and their Representatives reasonable access to the offices, properties and Business Records of Buyer and its Subsidiaries, including the IPG Entities, relating to the conduct of the Business and the IPG Entities on or before the Closing Date during normal business hours and upon reasonable prior notice, (ii) furnish to Parent, the Sellers and their Representatives such financial and operating data and other information relating to the conduct of the Business and the IPG Entities on or before the Closing Date, and (iii) cause the employees, counsel, auditors and other Representatives of Buyer and its Subsidiaries, including the IPG Entities, to reasonably cooperate with Parent, the Sellers and their Representatives, in each case, to the extent reasonably requested by Parent or the Sellers in connection with accounting, Tax, legal defense and other similar needs. From and after the Closing, Parent shall, and shall cause the Non-IPG Subsidiaries, to (A) give Buyer and its Representatives reasonable access to the offices, properties and Business Records of Parent and the Non-IPG Subsidiaries relating to the conduct of the Business on or before the Closing Date during normal business hours and upon reasonable prior notice, (B) furnish to Buyer and its Representatives such financial and operating data and other information relating to the conduct of the Business on or before the Closing Date, and (C) cause the employees, counsel, auditors and other Representatives of Parent and the Non-IPG Subsidiaries to reasonably cooperate with Buyer and its Representatives, in each case, to the extent reasonably requested by Buyer in connection with accounting, Tax, legal defense and other similar needs (including in connection with Buyer's preparation of the audited and reviewed financial statements of the Business for the fiscal year 2014). Any such access shall be granted in a manner as not to unreasonably interfere with the conduct of the business of the Party granting such access. Notwithstanding the foregoing, either Party may withhold such access, as and to the extent necessary to avoid contravention or waiver, as to any document or information the disclosure of which could reasonably be expected to violate any Contract or any Law or result in the waiver of any legal privilege or work-product privilege; provided, that to the extent practicable and in accordance with such Contract or Law, and in a manner that does not result of the waiver of any such privilege, such Party shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply; provided, further, that nothing in this Section 5.11(b) shall limit in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation.

(l)   Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Sections 5.11(a) or 5.11(b).

Section 5.12.   Confidentiality.

(o)   The Parties acknowledge and agree that the Confidentiality Agreement shall remain in full force and effect until the Closing and that any books and records, data and other information provided to Buyer between the date hereof and the Closing shall be considered Evaluation Material (as such term is defined in the Confidentiality Agreement) and afforded all protections provided therein. The Confidentiality Agreement is hereby amended, as of the date of this Agreement to include in the definition of "Representatives" contained therein all existing or prospective equity investors, co-investors and direct and indirect equity and debt financing sources of Buyer and its stockholder and its and their respective Affiliates and their respective agents, advisors and Representatives. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate. As soon as reasonably practicable after the date hereof, Parent shall instruct each Person (other than the Buyer and its Affiliates and Representatives) in possession of confidential information about the Business that was furnished within the last two (2) years by or on behalf of Parent in connection with any actual or potential proposal by such Person to acquire the Business (or any portion thereof) to promptly return or destroy all such information (to the extent Parent has not already done so).

(p)   Parent and the Sellers shall not, and shall cause their Representatives and Subsidiaries not to, directly or indirectly, for a period of five (5) years after the Closing Date (or, with respect to any confidential or proprietary information that constitutes a "trade secret", for the longer of (x) such five (5) year period and (y) as long as such confidential or proprietary information constitutes a "trade secret"), without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information related to the Business; provided, that the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.12(b)) or (B) independently developed by Parent, the Sellers or any of their Subsidiaries (other than by the Business prior to the Closing) without reference to or use of the applicable confidential or proprietary information, or (ii) prohibit any disclosure (A) required by Law so long as, to the extent legally permissible and feasible, Parent or such Seller, as applicable, provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary set forth in this Section 5.12(b), Parent, the Sellers and their respective Subsidiaries and Representatives shall be deemed to have satisfied their obligations hereunder with respect to confidential or proprietary information related to the Business if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information.

(q)   Buyer shall not, and shall cause Buyer's Representatives, Buyer's Affiliates (who have had access to such confidential or other proprietary information), and Buyer's Subsidiaries not to, directly or indirectly, for a period of five (5) years after the Closing Date (or, with respect to any confidential or proprietary information that constitutes a "trade secret", for the longer of (x) such five (5) year period and (y) as long as such confidential or proprietary information constitutes a "trade secret"), without the prior written consent of Parent, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information related to the Retained Businesses; provided, that the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.12(c)) or (B) independently developed by Buyer or any of its Subsidiaries (other than by the Retained Businesses prior to the Closing) without reference to or use of the applicable confidential or proprietary information, or (ii) prohibit any disclosure (A) required by Law so long as, to the extent legally permissible and feasible, Buyer provides Parent and the Sellers with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary set forth in this Section 5.12(c), Buyer and its Subsidiaries and Representatives shall be deemed to have satisfied their obligations hereunder with respect to confidential or proprietary information related to the Retained Businesses if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information.

(r)   To the extent that any Third Party Confidentiality Agreement is not otherwise assigned to the Buyer pursuant to Section 2.04(a)(xii), the Parent shall make the Buyer reasonably aware of the terms thereof and if requested by Buyer in writing, Parent shall use its commercially reasonable efforts to enforce for the benefit of the Buyer and the IPG Entities any such Third Party Confidentiality Agreement as directed by the Buyer; provided, that Buyer shall be responsible for all out of pocket costs and expenses related to such enforcement of such Third Party Confidentiality Agreements.

Section 5.13.   Noncompetition; Non-Solicitation.

(h)   During the period commencing on the Closing Date and ending on the three (3) year anniversary of the Closing Date (the "Restricted Period"), Parent and the Sellers shall not, and shall cause the Non-IPG Subsidiaries not to, engage in any business, or hold any ownership interest in any Person who engages in any business, in competition with the Restricted Business anywhere in the world (each, a "Competing Activity"); provided, that the foregoing shall not prohibit Parent, the Sellers or any of the Non-IPG Subsidiaries from:

(i)   the acquisition of all or any portion of the equity interests of or the investment in any Person engaged in a Competing Activity; provided, that if (A) the Competing Activity accounts for more than twenty percent (20%) of the gross revenues of such Person (based on its latest annual financial statements) or (B) the gross revenue of such Person derived from the Competing Activities (based on its latest annual financial statements) exceeds $100,000,000, then Parent, the Sellers or any Non-IPG Subsidiary, as applicable, shall be required to use commercially reasonable efforts to cease such Competing Activity or divest such Person of that portion of the business that constitutes a Competing Activity within eighteen (18) months after the consummation of the acquisition to the extent required to be in compliance with this Section 5.13(a)(i);

(ii)   the acquisition, holding of investments or direct or indirect ownership of any voting stock, capital stock or other equity interest of any Person engaged in a Competing Activity, so long as such ownership interest represents not more than five percent (5%) of the aggregate voting power or outstanding capital stock or other equity interests of such Person; or

(iii)   owning, engaging in, conducting or operating any of the Retained Businesses, including, for the avoidance of doubt, Parent's consumer packaging business.

(i)   Each investment or acquisition made by Parent, the Sellers or any Non-IPG Subsidiary in accordance with Section 5.13(a)(i) (each a "Permitted Acquisition") must be permissible under Section 5.13(a)(i) at the time of such investment; provided, however, that any Permitted Acquisition which was permitted when made cannot thereafter be the basis of a claim of violation of this Section 5.13 if such Permitted Acquisition exceeds any of the thresholds set forth in Section 5.13(a)(i) solely as a result of organic growth from the operation of the business of such Permitted Acquisition consistent with its past practice.

(j)   For a period of two (2) years from and after the Closing Date, Parent and the Sellers shall not, and shall cause the Non-IPG Subsidiaries not to, directly or indirectly, through their respective officers, directors, employees or otherwise:

(i)   request, induce or attempt to influence any Business Employee to terminate his or her employment with or service to Buyer or any IPG Entity; or

(ii)   hire or employ, or solicit the employment of, or make or extend any offer of employment to, any management-level Business Employee. The restrictions of this clause (ii) of this Section 5.13(c) shall cease to apply to a Business Employee three (3) months after the later of (A) the date of termination of his or her employment with Buyer or any IPG Entity and (B) the last date on which such Business Employee receives severance or other termination payments from Buyer or any IPG Entity. Nothing in clause (ii) of this Section 5.13(c) shall restrict or prevent Parent or any of its Subsidiaries from making generalized searches for employees by the use of advertisements in the media of any form (including trade media) or by engaging search firms that are not instructed to solicit the Business Employees or, in either case, hiring any Business Employee who responds to such generalized searches or search firm solicitations.

(k)   For a period of two (2) years from and after the Closing Date, Buyer shall not, and shall cause the IPG Entities not to, directly or indirectly, through their respective officers, directors, employees or otherwise:

(i)   request, induce or attempt to influence any employee of Parent, the Sellers or any Non-IPG Subsidiary to terminate his or her employment with or service to Parent, the Sellers or any Non-IPG Subsidiary; or

(ii)   hire or employ, or solicit the employment of, or make or extend any offer of employment to, any management-level employee of Parent, the Sellers or any Non-IPG Subsidiary, or any other employee of Parent, the Sellers or any Non-IPG Subsidiary to whom Buyer is introduced, of whom Buyer has become aware, or with whom Buyer has otherwise contacted, as a result of the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby. The restrictions of clause (ii) of this Section 5.13(d) shall cease to apply to an employee of Parent, the Sellers or any Non-IPG Subsidiary three (3) months after the later of (A) the date of termination of his or her employment with the Parent, the Sellers or any Non-IPG Subsidiary and (B) the last date on which such individual receives severance or other termination payments from Parent, the Sellers or any Non-IPG Subsidiary. Nothing in clause (ii) of this Section 5.13(d) shall restrict or prevent Buyer or any of the IPG Entities from making generalized searches for employees by the use of advertisements in the media of any form (including trade media) or by engaging search firms that are not instructed to solicit any employee of Parent, the Sellers or any Non-IPG Subsidiary or, in either case, hiring any such employee who responds to such generalized searches or search firm solicitations.

(l)   The Parties mutually agree this Section 5.13 is reasonable and necessary to protect and preserve Buyer's and Parent's legitimate business interests and the value of the Business, the IPG Entities and the Retained Businesses, and to prevent any unfair advantage conferred on any Party and their respective successors.

Section 5.14.   Public Announcements. The timing and content of all press releases or public announcements regarding any non-public aspect of this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby to the financial community, government agencies or the general public shall be mutually agreed upon in advance by the Parties (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, each Party may make any such announcement which it in good faith believes, based on advice of counsel, is required by Law or any listing agreement with any national securities exchange to which such Party is subject; provided, that such Party shall consult with and agree on the language of any such announcement with the other Party prior to any such announcement to the extent practicable, and shall in any event promptly provide the other Party with copies of any such announcement. Notwithstanding anything to the contrary in Section 5.14, Buyer shall (either directly or indirectly through one or more of its Affiliates) be permitted to make such announcements in capital call notices, periodic information updates, marketing materials or other similar forms of communication to existing investors, potential investors and financing sources, in each case, to the extent such existing investors, potential investors or financing sources are bound by an obligation of confidentiality as to restrictions on further dissemination.

Section 5.15.   Financing.

(a)   Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange the Debt Financing as promptly as practicable following the date of this Agreement and to consummate the Debt Financing on the Closing Date, including using its reasonable best efforts to:

(i)   maintain in effect the Debt Commitment Letter and not permitting any amendment or modification to be made to, not consenting to any waiver of any provision or remedy under, and not replacing, the Debt Commitment Letter, if such amendment, modification, waiver or replacement: (A) reduces the aggregate amount of the Debt

Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) unless the Equity Financing (as reflected in the Equity Commitment Letter, as may be amended) is increased by a corresponding amount or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (1) materially delay or prevent the Closing or (2) adversely impact the ability of Buyer to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto when required pursuant to this Agreement (provided, that Buyer may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof and amend the economic or other arrangements with respect to the existing and additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, if the addition of such additional parties and amendment of additional terms do not reduce the Debt Financing to be funded at the Closing to less than the aggregate amount committed pursuant to the Debt Commitment Letter as of the date hereof or, individually or in the aggregate, would not be reasonably expected to delay or prevent the Closing);

(ii)   cause the Equity Financing to be consummated upon satisfaction of the Financing Conditions contained in the Equity Commitment Letter;

(iii)   satisfy on or prior to the Closing Date, all Financing Conditions that are within Buyer's control;

(iv)   negotiate, execute and deliver Debt Financing Documents that reflect the terms contained in, or no less favorable to Buyer in the aggregate than, the Debt Commitment Letter (including any "market flex" provisions related thereto);

(v)   in the event that the conditions set forth in Sections 8.01 and 8.02 and the Financing Conditions have been satisfied or, upon funding would be satisfied, cause the Financing Sources to fund the full amount of the Debt Financing at or prior to the Closing (or such lesser amount as may be required to consummate the transactions contemplated hereby) (and, for the avoidance of doubt, Buyer acknowledges and agrees that (A) in the event that on the final day of the Marketing Period (x) all or a portion of the Debt Financing structured as high yield debt or contemplated to be sold pursuant to a Rule 144A transaction has not been issued or sold, (y) all conditions precedent to Buyer's obligations hereunder shall have been satisfied or waived (other than those conditions which by their nature will not be satisfied until the Closing) and (z) the bridge financing contemplated by the Debt Commitment Letter is available, then on such date Buyer shall borrow under and use the proceeds of the bridge financing to finance, in part, the Closing Date Payments and (B) Buyer shall comply with any "securities demand" or similar provisions included in the Debt

Commitment Letter or any related fee letter and use any proceeds from the sale of securities issued thereunder to finance, in part, the Closing Date Payments); and

(vi)   enforce its rights under the Commitment Letters in the event of a Financing Failure Event.

(b)   Buyer shall keep Parent informed in reasonable detail of the status of its efforts to arrange the Financing. Buyer shall give Parent prompt notice of any breach or repudiation, or receipt of a written notice of any anticipated or threatened breach or repudiation, by any party to the Commitment Letters of which Buyer becomes aware. Without limiting Buyer's other obligations under this Section 5.15, if a Financing Failure Event occurs, Buyer shall (i) promptly notify Parent of such Financing Failure Event and the reasons therefor, (ii) in consultation with the Parent and the Sellers, use its reasonable best efforts to obtain (on terms no less favorable to Buyer, taken as a whole (taking into account any "market flex" provisions, but not in excess or outside of such "market flex" provisions unless agreed by Buyer), in the aggregate, than those set forth in the Debt Commitment Letter) alternative financing from the same or alternative financing sources, in an amount sufficient to make the Closing Date Payments and consummate the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event, and (iii) use its reasonable best efforts to obtain, and when obtained, provide Parent and the Sellers with a copy of, a replacement financing commitment in accordance with Section 5.15(a)(i) that provides for such alternative financing. Notwithstanding anything herein to the contrary, in no event shall the reasonable best efforts of Buyer be deemed or construed to require Buyer to, and Buyer shall not be required to, (i) pay fees in the aggregate in excess of those contemplated by the Debt Commitment Letter, or (ii) agree to terms that are outside of, or less favorable than, in the aggregate, any terms set forth in the Debt Commitment Letter or any related fee letter (including any "market flex" provision therein).

Section 5.16.   Debt Financing Cooperation.

(d)   Parent and the Sellers shall use their reasonable best efforts, and shall cause the IPG Entities to use their reasonable best efforts, and shall use their reasonable best efforts to cause their Representatives (excluding legal counsel), to provide, in each case at Buyer's sole cost and expense, such cooperation in connection with the arrangement of the Debt Financing as is reasonably requested by Buyer (to the extent that such cooperation does not unreasonably interfere with the business operations of Parent, the Sellers or the IPG Entities), including:

(i)   participation by the senior management team of the IPG Entities in the marketing activities undertaken in connection with the marketing of the Debt Financing, including (A) preparation of the Marketing Material and due diligence sessions related thereto, (B) a reasonable number of road shows and meetings with prospective lenders and debt investors and (C) delivery of customary authorization letters, confirmations and undertakings in connection with the Marketing Material (including with respect to the presence or absence of material non-public information and accuracy of the information contained therein); <u>provided</u>, that such letters and confirmations expressly state that (x) the IPG Entities shall not have any Liability of any kind or nature resulting from the use of information contained in the Marketing Material or otherwise in connection with their cooperation with arranging the Debt Financing, except for Liability under the Debt Financing Documents executed on the Closing Date and (y) the recipient of such letters of authorization shall be entitled to rely only on the representations and warranties contained in the Debt Financing Documents;

(ii)   participation by senior management of the IPG Entities in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(iii)   preparation and delivery as promptly as practicable to Buyer and its Financing Sources of the Financing Information and Financing Deliverables (including at least fifteen (15) Business Days prior to the Closing Date all documentation and other information about the IPG Entities and their Subsidiaries as has been reasonably requested in writing by the Financing Sources at least ten (10) Business Days prior to the Closing Date that they reasonably determine is required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act);

(iv)   participation by senior management of the IPG Entities in the negotiation of the Debt Financing Documents;

(v)   consenting to the reasonable use of IPG Entities' logos in connection with the Debt Financing so long as such logos are used in a manner that is not intended to or reasonably likely to harm or disparage Parent, the Sellers or the IPG Entities or the reputation or goodwill of the Parent, the Sellers or the IPG Entities;

(vi)   taking such actions as are reasonably requested by Buyer or its Financing Sources to facilitate the satisfaction on a timely basis of all Financing Conditions that are within its control; and

(vii)   requesting that its independent auditors cooperate with the Debt Financing, including by providing the Specified Auditor Assistance.

(e)   Parent and the Sellers will use their reasonable best efforts, and will cause the IPG Entities to use their reasonable best efforts, to provide to Buyer and its Financing Sources such information as may be necessary so that the Financing Information and Marketing Material is complete and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading.

(f)   Parent and the Sellers shall have the right to review and comment on Marketing Material prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority); provided, that Parent and the Sellers shall communicate in writing their comments, if any, to Buyer and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such Marketing Material. No IPG Entity shall be required to agree to any contractual obligation relating to the Financing that is not conditioned upon the Closing and that does not terminate without Liability to each IPG Entity and its Affiliates (including Parent, the Sellers and the Non-IPG Subsidiaries) upon the termination of this Agreement. None of Parent, the Sellers or the IPG Entities shall be required to deliver or cause the delivery of any legal opinions or reliance letters in connection with the Debt Financing.

(g)   From and after the Closing Date, Buyer shall indemnify and hold harmless Parent, the Sellers and their Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives from and against any and all Liabilities suffered or incurred in connection with the arrangement of the Debt Financing or any assistance or activities provided in connection therewith (other than historical information related to the IPG Entities provided by Parent or its Affiliates in writing for which a Buyer Indemnified Party is entitled to indemnification pursuant to Article IX hereof); provided, however, that the foregoing shall not apply in Parent's, the Sellers' or their respective Subsidiaries' or other Representatives' willful misconduct or gross negligence. Buyer shall promptly reimburse Parent, the Sellers or the IPG Entities for all documented out-of-pocket third party costs incurred by Parent, the Sellers or the IPG Entities in connection with such cooperation.

(h)   Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 8.02(c), as applied to Parent and the Sellers' obligations under this Section 5.16, shall be deemed to be satisfied unless the Financing has not been obtained as a result of Parent's or the Sellers' material breach of its obligations under this Section 5.16 to the extent such breach impairs or adversely affects the Financing, including the execution, timing and pricing or cost thereof, in a material manner. Buyer acknowledges and agrees that obtaining the Financing is not a condition to Closing. None of Parent, the Sellers or any Non-IPG Subsidiary shall have any obligations under this Section 5.16 following the consummation of the transactions contemplated hereby.

Section 5.17.   Indemnification and Exculpation.

(c)   From and after the Closing Date, Buyer shall cause each IPG Entity to indemnify, defend and hold harmless to the fullest extent such IPG Entity is permitted to indemnity, defend and hold harmless its directors, officers or employees in the Organizational Documents of the applicable IPG Entity and indemnification agreements, in each case, as in effect as of the date of this Agreement, the individuals who on or prior to the Closing Date were directors, officers or employees of such IPG Entity (collectively, the "D&O Indemnitees"), as applicable, with respect to all acts or omissions by them in their capacities as such or taken at the request of such IPG Entity at any time prior to the Closing Date only to the extent such act or omission was in respect of the Business. Buyer agrees that all rights of the D&O Indemnitees to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Closing Date pursuant to any Organizational Documents, indemnification agreements or other arrangements of each IPG Entity shall survive the Closing Date and shall continue in full force and effect in accordance with their terms, and otherwise to the fullest extent permitted by Law. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by applicable Law. In addition, from and after the Closing Date, Buyer shall cause each IPG Entity to advance and pay any expenses of any D&O Indemnitee under this Section 5.17 to the fullest extent permitted under Law, in the Organizational Documents of the applicable IPG Entity and indemnification agreements in effect as of the date of this Agreement, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by Law.

(d)   If any Action is asserted or made with respect to which a D&O Indemnitee may seek or obtain indemnification hereunder, any determination required to be made with respect to whether a D&O Indemnitee's conduct complies with the standards set forth under Law, any Organizational Documents or any indemnification agreements or arrangements of the IPG Entities shall be made by independent legal counsel selected by such D&O Indemnitee and reasonably acceptable to Buyer.

(e)   From and after the Closing Date, Buyer and each D&O Indemnitee shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any such Action and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(f)   If Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer shall assume all of the obligations thereof set forth in this Section 5.17.

(g)   Buyer hereby acknowledges that any D&O Indemnitee may have certain rights to indemnification, advancement of expenses or insurance provided by Parent, the Sellers or any Non-IPG Subsidiary (collectively, the "ITW Indemnitors"). Buyer hereby agrees that, from and after the Closing Date, except for claims by any D&O Indemnitee related to a matter for which a Buyer Indemnified Party is entitled to indemnification pursuant to Article IX hereof, (i) it is the indemnitor of first resort (i.e., its obligations to such D&O Indemnitee are primary and any obligation of the ITW Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such D&O Indemnitee are secondary), (ii) it shall be required to advance the full amount of expenses incurred by such D&O Indemnitee and shall be liable for the full amount of all Liabilities paid in settlement to the extent legally permitted and as required by the terms of this Section 5.17, without regard to any rights such D&O Indemnitee may have against the ITW Indemnitors, and (iii) it irrevocably waives, relinquishes and releases the ITW Indemnitors from any and all claims against the ITW Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof; provided that the Buyer shall be entitled to assert any defense that an ITW Indemnitor would be entitled to assert if such claim were made directly against such ITW Indemnitor. Buyer further agrees that no advancement or payment by the ITW Indemnitors on behalf of such D&O Indemnitee with respect to any claim for which such D&O Indemnitee has sought indemnification from Buyer shall affect the foregoing and the ITW Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such D&O Indemnitee against Buyer; in the case of subsections (i) through (iii) above solely relating to acts or omissions occurring at any time prior to the Closing Date to the extent such act or omission was in respect of the Business. Buyer and each D&O Indemnitee agree that the ITW Indemnitors are express third party beneficiaries of the terms of this Section 5.17(e).

(h)   The obligations of Buyer under this Section 5.17 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 5.17 applies without the consent of the affected D&O Indemnitee. The provisions of this Section 5.17 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and such D&O Indemnitee's heirs and Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract, at Law or otherwise.

(i)   Notwithstanding the foregoing, at the request and sole cost and expense of Buyer, Parent shall use commercially reasonable efforts to purchase and maintain, or with Buyer's consent, to cause the IPG Entities to purchase and maintain, a "tail" policy providing directors' and officers' liability insurance coverage (including any policy providing coverage for combined fiduciary and employment practices liability) for the benefit of the D&O Indemnitees with respect to matters covered by this Section 5.17 ("Tail Policy"). If Parent purchases the Tail Policy, the Parties hereby agree that, from and after the Closing Date, except for claims by any D&O Indemnitee that are not otherwise covered by the Tail Policy, and for which the D&O Indemnitees are entitled to indemnification pursuant to this Section 5.17, the Tail Policy shall be the first source of recovery for indemnification for each of the D&O Indemnitees pursuant to this Section 5.17.

Section 5.18.   Notice of Certain Events.   Prior to the Closing Date, Buyer shall give Parent, and Parent shall give Buyer, prompt written notice if such Party becomes aware of (a) any written communication from any Person to such Party alleging that a Third Party Approval of or by such Person (or another Person) is required in connection with the transactions contemplated by this Agreement, (b) any material Action commenced or threatened against such Party that arises out of or is related to the transactions completed by this Agreement, and (c) any development that would reasonably be expected to result in a failure of a condition set forth in Article VIII. The delivery of any notice pursuant to this Section 5.18 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

Section 5.19.   Appropriate Actions; Further Assurances.

(a)   Except as otherwise provided in this Agreement and subject to Sections 5.03, 5.05, 5.06 and 5.15, each of the Parties shall use their reasonable best efforts before and after the Closing Date to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction at the earliest practicable date of all of the conditions to the other Party's obligations to consummate and make effective the transactions contemplated by this Agreement and (ii) the execution and delivery of such instruments, and the taking of such other actions, as the other Party hereto may reasonably require in order to consummate and make effective the transactions contemplated by this Agreement; provided, that the foregoing shall in no event be interpreted to require any Party to waive any condition precedent to its obligations to close the transactions contemplated hereby. Notwithstanding anything to the contrary set forth herein, the Parties hereto acknowledge and agree that all obligations of the Parties hereto relating to seeking to obtain the Financing shall be governed exclusively by Section 5.15 and Section 5.16, as the case may be.

(b)   Without limiting the generality of the foregoing, to the extent that, from time to time after the Closing, Parent or Buyer identifies any asset that is owned by Parent or a non-IPG Subsidiary, on the one hand, or Buyer or an IPG Entity, on the other, that should have been transferred pursuant to the transactions contemplated by the Global Separation Agreement or was inadvertently transferred in connection with the transactions contemplated by the Global Separation Agreement, including Section 2.06(c) thereof, Parent or Buyer, to the extent applicable, shall (and shall cause their respective Subsidiaries to) take such reasonable action as is necessary to transfer such asset to the appropriate party and such asset shall be deemed a Transferred Asset or an Excluded Asset, as applicable.

Section 5.20. <u>Mail and Other Communications; Accounts.</u>

(a) After the Closing Date, each of Parent, the Sellers, and their respective Subsidiaries and Buyer and its Subsidiaries (including the IPG Entities) may receive mail, packages and other communications (including electronic communications) properly belonging to the other Party (or the other Party's Subsidiaries). Accordingly, at all times after the Closing Date, each of Parent, the Seller and Buyer authorizes the other and their respective Subsidiaries to receive and open all mail, packages and other communications received by it and not unambiguously intended for the other Party (or its Subsidiaries) or any of the other Party's (or its Subsidiaries') officers or directors, and to retain the same to the extent that they relate to the Business (in the case of receipt by Buyer and its Subsidiaries (including the IPG Entities)) or the Retained Businesses (in the case of receipt by Parent, the Sellers and their respective Subsidiaries), or to the extent that they do not relate to the Business (in the case of receipt by Buyer and its Subsidiaries (including the IPG Entities)) or the Retained Businesses (in the case of receipt by Parent, the Sellers and their respective Subsidiaries), the receiving party shall promptly after becoming aware thereof refer, forward or otherwise deliver such mail, packages or other communications (or, in case the same relate to both the Business and the Retained Businesses and that is not a payment or reimbursement, which is addressed in <u>Sections 5.20(b)</u> and <u>5.20(c)</u>, copies thereof) to the other party. The provisions of this <u>Section 5.20</u> are not intended to, and shall not be deemed to, constitute an authorization by any of Parent, the Sellers or Buyer to permit the other to accept service of process on its behalf and neither Party is or shall be deemed to be the agent of the other for service of process purposes.

(b) All payments and reimbursements received by Parent, the Sellers or their respective Subsidiaries in connection with or arising out of the Business, the Transferred Assets or the Assumed Liabilities after the Closing shall be held by such Person in trust for the benefit of Buyer and, immediately upon receipt by such Person of any such payment or reimbursement, such Person shall pay over to Buyer the amount of such payment or reimbursement, without right of set off.

(c) All payments and reimbursements received by Buyer or its Subsidiaries in connection with or arising out of the Excluded Assets, Excluded Liabilities or Retained Businesses, after the Closing shall be held by such Person in trust for the benefit of Parent, and immediately upon receipt by such Person of any such payment or reimbursement such person shall pay over to Parent the amount of such payment or reimbursement without right of set off.

Section 5.21. <u>Reorganization Purchase-Price Adjustments</u>. Notwithstanding any provision to the contrary contained in any of the Reorganization Documents, from and after the Closing, (a) neither Parent nor any of its Affiliates shall be entitled to, nor shall Buyer or any IPG

Entity be liable for, any post-closing purchase price adjustments in connection with the Reorganization, and (b) Parent shall, and shall cause its Affiliates to, refrain from issuing any post-closing purchase price adjustment notices. Prior to the Closing, Parent shall, and shall cause its Affiliates to, pay and satisfy in full any purchase price adjustments owed by Parent or its Affiliates, as applicable, pursuant to any purchase price adjustments issued in connection with the Reorganization. For the avoidance of doubt, this Section 5.21 shall in no way (i) affect the rights and obligations of the Parties under Section 2.06 or (ii) prohibit any Party from complying with applicable Law, including any requirements of a Taxing Authority

Section 5.22. Exclusive Dealing. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, neither the Parent nor any Seller shall take, or permit any of their respective Subsidiaries, Affiliates, officers, directors, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than Buyer and/or its Affiliates) concerning any purchase of any of the Equity Interests or Transferred Assets or any merger, sale of substantial assets or similar transaction involving any of the IPG Entities or the Transferred Assets, other than assets (other than Equity Interests) sold in accordance with the provisions of this Agreement.

ARTICLE VI

TAX MATTERS

Section 6.01. Tax Returns; Refunds; Transfer Taxes.

(g)   Parent shall prepare and timely file, or cause to be prepared and timely filed, all Seller Group Tax Returns with respect to the IPG Entities for all taxable periods. If an IPG Entity is permitted under applicable Law to treat the Closing Date as the last day of a taxable period in which the Closing occurs, Parent and Buyer shall treat (and shall cause their respective Affiliates to treat) the Closing Date as the last day of such taxable period with respect to such IPG Entity. Buyer shall prepare and timely file, or cause to be prepared and timely filed, all non-Seller Group Tax Returns with respect to the IPG Entities (i) for all Straddle Tax Periods and (ii) for taxable periods ending on or before the Closing Date and filed after the Closing Date (each such non-Seller Group Tax Return, a "Pre-Closing Buyer-Filed Tax Return"). Any Pre-Closing Buyer-Filed Tax Return (A) shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Law), (B) shall reflect a deduction for the IPG Transaction Expenses to the maximum extent permitted by applicable Law, and to the extent that any Pre-Closing Buyer-Filed Tax Return shows a net operating loss, such net operating loss shall be carried back to previous taxable periods of the IPG Entities to the maximum extent permitted by applicable Law, and (C) relating to Income

Tax and material non-Income Tax, shall be submitted by Buyer to Parent (together with schedules, statements and, to the extent reasonably requested by Parent, supporting documentation) for its review and comment at least thirty (30) days in the case of Tax Returns for Income Tax (or, in the case of Tax Returns for any material non-Income Tax, at least ten (10) Business Days) prior to the due date (including any applicable extension) for filing such Tax Return. Buyer shall incorporate Parent's reasonable comments and shall not file any Pre-Closing Buyer-Filed Tax Return without the written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed. Subject to Section 6.05, Buyer shall pay or cause to be paid all Taxes with respect to any Pre-Closing Buyer-Filed Tax Return in accordance with Law. Except to the extent otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local or foreign Law), neither Buyer nor any IPG Entity shall amend any Tax Return for any taxable period ending on or prior to the Closing Date or a Straddle Tax Period without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed. By the later of (i) five (5) Business Days after Parent receives from Buyer an invoice evidencing payment in full of Income Taxes with respect to a Pre-Closing Buyer-Filed Tax Return and (ii) ten (10) Business Days prior to the latest date on which such Income Taxes are due and payable without interest or penalties, Parent shall pay to Buyer the amount of such Income Taxes attributable to a Pre-Closing Tax Period, calculated in accordance with Section 6.05(c) in the case of a Straddle Tax Period.

(h)   Except to the extent taken into account in the calculation of Final Net Operating Assets, Parent and the Sellers shall be entitled to any cash Tax refunds or credits (or other reductions in Tax) claimed in lieu of a cash Tax refund of any IPG Entity attributable to any Pre-Closing Tax Period, plus any interest actually received with respect thereto from an applicable Governmental Authority (collectively, "Tax Refunds"). Buyer shall pay, or cause to be paid, such amount to Parent, no later than ten (10) days following receipt of such Tax Refund, net of any out-of-pocket expenses incurred in connection with obtaining such Tax Refund, any Taxes imposed as a result of such Tax Refund, and any Tax required to be withheld on such payment to Parent. With respect to any Pre-Closing Tax Period, upon Parent's request and at Parent's expense, Buyer shall, or shall cause the relevant IPG Entity to, initiate a claim for a Tax Refund or amend any Tax Return; provided, however, that Buyer shall not be required to initiate such Tax Refund claim or amend such Tax Return if it can reasonably be expected that such Tax Refund claim or Tax Return amendment would increase the Tax Liability of Buyer or the relevant IPG Entity for any Post-Closing Tax Period and Parent does not agree to pay such increased Tax Liability; provided, further, that the Tax Liability, for this purpose, of Buyer or the relevant IPG Entity shall not be deemed to increase as a result of any reduction in the carry forward of any Tax attribute generated in any Pre-Closing Tax Period. If there is a subsequent reduction by a Governmental Authority (or by virtue of a change in applicable Tax Law), of any amounts with respect to which a payment has been made pursuant to this Section 6.01(b), then Parent shall pay Buyer an amount equal to such reduction plus any interest or penalties imposed by the Governmental Authority with respect to such reduction. Buyer shall not cause or permit any IPG Entity to carry back to any taxable period ending on or prior to the Closing Date any net operating loss or other Tax attribute arising after the Closing Date, without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, provided that Parent is entitled to reimbursement for reasonable out-of-pocket expenses in connection with such carry back.

(i)   Notwithstanding anything to the contrary in this Agreement, all excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer and similar Taxes, levies, charges and fees, including the out-of-pocket costs and expenses of preparing and filing Tax Returns for all such Taxes previously listed in this sentence (collectively, "Transfer Taxes") arising from the transactions contemplated by this Agreement shall be borne by equally by Parent and Buyer on a 50-50 basis; provided that Transfer Taxes shall not include any direct or indirect capital gain tax arising from the transactions contemplated by this Agreement and any such direct and indirect capital gain tax shall be borne by Parent. Parent and Buyer shall, upon the other's request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed.

Section 6.02.   Cooperation On Tax Matters.   Buyer and Parent shall, and shall cause their respective Subsidiaries to, cooperate fully, as and to the extent reasonably requested by the other, in connection with the preparation, execution and filing of Tax Returns pursuant to Section 6.01(a) and the conduct of any Tax Claim. Such cooperation shall include access to records and information which are reasonably relevant to any such Tax Return or Tax Claim, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and executing powers of attorney. Buyer and Parent shall, and shall cause their respective Subsidiaries to, (a) retain all books and records with respect to Tax matters pertinent to the Business and the operations of the IPG Entities relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations, (b) abide by all record retention agreements entered into with any Taxing Authority, and (c) give the other party ninety (90) days' written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer or Parent shall, and shall cause their respective Subsidiaries to, allow the other to take possession of such books and records. Notwithstanding anything to the contrary in this Agreement, Parent and the Sellers shall not be required to transfer to Buyer any (i) Seller Group Tax Returns or related work papers or (ii) Tax Returns or related work papers of Parent, the Sellers, or any Non-IPG Subsidiary.

Section 6.03.   Buyer Covenants.   Buyer covenants that it shall not cause or permit any IPG Entity or any Affiliate of Buyer with respect to any IPG Entity (a) to make any election pursuant to Treasury Regulation Section 301-7701-3 that is effective on or before the day after the Closing

Date, (b) to take any action through the end of the Closing Date other than in the ordinary course of business, including but not limited to the distribution of any dividend or the effectuation of any redemption, (c) with respect to the non-U.S. IPG Corporations, make any distribution through the end of the taxable period that includes the Closing Date (as determined for U.S. federal income tax purposes, including for this purpose the effects of any elections made under section 338(g) of the Code), including but not limited to the distribution of any dividend or the effectuation of any redemption, or (d) make any other election with respect to Taxes, for a Pre-Closing Tax Period, that could give rise to any Tax Liability for any Pre-Closing Tax Period or reduce any Tax asset of the Seller Group. For the avoidance of doubt, Buyer or any Affiliate of Buyer, at their option, shall be permitted to make an election under Section 338 of the Code (or any comparable application provision of state, local or foreign Tax Law) with respect to any IPG Entity that is not incorporated, formed, or organized in the United States.

Section 6.04. <u>Tax Sharing Agreements.</u> Except as set forth in Schedule 6.04, any and all existing Tax Sharing Agreements shall be terminated as of the Closing Date. After such date none of the IPG Entities shall have any rights or obligations under any such terminated Tax Sharing Agreement.

Section 6.05. <u>Tax Indemnification.</u>

(h)   Except to the extent taken into account in the calculation of Final Net Operating Assets and without duplication, Parent hereby indemnifies the Buyer Indemnitees against, and agrees to hold each of them harmless from, any and all (i) Income Taxes (or the non-payment thereof) shown as due on any Tax Return filed in accordance with <u>Section 6.01(a)</u>, U.S. federal Income Taxes or Significant Other Income Taxes, in each case, of the IPG Entities for all Pre-Closing Tax Periods, including such Taxes of any member of an affiliated, consolidated, combined or unitary group of which the IPG Entities (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, (ii) reasonable costs and expenses associated with amending (if such amendment is at the request of the Parent) and defending (subject to <u>Section 6.06</u>) any Tax Return for any Pre-Closing Tax Period, (iii) Taxes of Parent, the Sellers or any of their respective Affiliates (other than the IPG Entities); (iv) Taxes that directly result from the Reorganization ("<u>Reorganization Taxes</u>"); (v) Taxes to the extent arising out of or resulting from any breach by Parent or the Sellers of any covenant contained in this <u>Article VI</u> other than the covenants contained in the foregoing <u>clauses (i)</u> through <u>(iv)</u> immediately above; (vi) Taxes to the extent arising out of or related to any breach of any representation or warranty contained in <u>Section 3.14</u> and <u>Section 3.13(g)</u> and <u>(h)</u>, except to the extent such Taxes are otherwise indemnified pursuant to the foregoing <u>clauses (i)</u> through <u>(v)</u> immediately above; and (vii) amounts assessed by a Governmental Authority against any IPG Entity for any Pre-Closing Tax Period as a result of such IPG Entity's failure to remit required amounts in accordance with applicable escheat or unclaimed property Law; provided, however, that for purposes of this Section 6.05(a), Taxes shall include the amount of Taxes that would have been paid but for the application of any credit or loss deduction attributable to any Post-Closing Tax Period. Notwithstanding the foregoing, Parent shall have no Liability for any Taxes that are imposed on any IPG Entity, Parent, the Sellers, or any of their respective Affiliates, to the extent arising out of or resulting from any breach by Buyer of any covenant contained in Section 6.03 or any violations of the conditions of the tax rulings disclosed in Schedule 3.14(c) after the Closing Date (collectively, "Buyer Taxes"); provided, however, that Buyer Taxes shall not include, and Parent shall remain liable for, any Taxes imposed on any IPG Entity, Parent, the Sellers, or any of their respective Affiliates, where the actions taken or elections made by Buyer or any of its Affiliates are required by applicable Law and consented to by Parent. Notwithstanding anything to the contrary in this Agreement, except with respect to Reorganization Taxes, Parent shall not indemnify the Buyer Indemnitees for Taxes of any IPG Entity for any Post-Closing Tax Period, including Taxes resulting from the reduction in the carry forward from Tax attribute generated in a Pre-Closing Tax Period, unless such Taxes result from (A) adjustments under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law) resulting from a breach of the representation in Section 3.14(i), or (B) inclusions pursuant to Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law) resulting from a breach of the representation in Section 3.14(i)(vi).

(i)   Buyer hereby indemnifies the Seller Indemnitees against, and agrees to hold each of them harmless from, any and all (i) Taxes of the IPG Entities imposed on a Seller Indemnitee for any Post-Closing Tax Period, except to the extent such Taxes are subject to indemnification by Parent pursuant to Section 6.05(a); (ii) any breach by Buyer or any of its Affiliates (including the IPG Entities after Closing) of any covenant contained in this Article VI; and (iii) Buyer Taxes imposed on a Seller Indemnitee.

(j)   In the case of any Straddle Tax Period:

(vii)   real, personal and intangible property Taxes and any other Taxes levied on a per diem basis ("Per Diem Taxes"), of any IPG Entity for any Pre-Closing Tax Period shall be equal to the amount of such Per Diem Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Tax Period; and

(viii)   Taxes of any IPG Entity (other than Per Diem Taxes or Buyer Taxes) for any Pre-Closing Tax Period shall be computed based on the interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity which is an IPG Entity or in which a Seller holds a beneficial interest shall be deemed to terminate at such time). All IPG Transaction Expenses shall be apportioned to the Pre-Closing Tax Period to the extent permitted by applicable Law. Any exemptions, deductions or credits relating to a Straddle Tax Period that are calculated on an annual or other periodic basis shall be apportioned to the Pre-Closing Tax Period by determining the amount thereof for the entire Straddle Tax Period and then multiplying such amount by a fraction, the numerator of which is the number of days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Tax Period.

(k)   Subject to Section 6.07, the obligations to indemnify under Sections 6.05(a) and 6.05(b) shall survive the Closing until thirty (30) days after expiration of the applicable statute of limitations (including extensions).

Section 6.06.   Procedures Relating to Indemnification of Tax Claims.

(a)   If a claim for Taxes, including notice of a pending audit, shall be made by any Taxing Authority, which, if successful, might result in a claim for indemnity pursuant to Sections 6.05(a) or 6.05(b) (any such claim, a "Tax Claim"), the party which receives such claim shall notify the other party in writing within fifteen (15) days of receipt of such Tax Claim; provided, that the failure of an Indemnified Party to give such notice to an Indemnifying Party shall not affect the indemnification provided hereunder except to the extent that the Indemnifying Party has actually been prejudiced by such failure.

(b)   Parent shall control any Tax Claim with respect to any Seller Group Tax Return, and Buyer shall not participate in or control any such Tax Claim.

(c)   With respect to any Tax Claim relating solely to a taxable period ending on or prior to the Closing Date not described in Section 6.06(b), Parent shall have the right to control, at Parent's expense, the conduct of such Tax Claim unless Parent fails to provide Buyer with written notice of its election to control such Tax Claim within ten (10) days of Parent's receipt of notice of such Tax Claim in accordance with Section 6.06(a); provided, however, that (i) Parent shall keep Buyer reasonably informed as to the status of such Tax Claim and (ii) Buyer shall be entitled to participate, at its own expense, in any such Tax Claim and Parent shall not settle or otherwise compromise such Tax Claim without Buyer's written consent, which shall not be unreasonably withheld, conditioned or delayed. If Parent does not elect to control a Tax Claim pursuant to this Section 6.06(c) within the time period set forth above, the Buyer shall control such Tax Claim; provided, however, that (A) Buyer shall keep Parent reasonably informed as to the status of such Tax Claim and (B) Buyer shall not settle or otherwise compromise such Tax Claim without Parent's written consent, which shall not be unreasonably withheld, conditioned or delayed.

(d)   With respect to any Tax Claim relating to a Straddle Tax Period, to the extent possible the Tax Items subject to such Tax Claim shall be distinguished and each party shall control the defense and settlement of those Taxes for which it is liable. If any Tax Item cannot be identified as being a Liability of only one party or cannot be separated from a Tax Item for which the other party is liable, the party which has the greater potential Liability for those Tax Items that cannot be so attributed or separated (or both) shall control the defense and settlement of the Tax Claim; provided, that, such party defends the items as reported on the relevant Tax Return. With respect to any Tax Claim subject to this Section 6.06(d), (i) the controlling party shall keep the other party reasonably informed as to the status of such Tax Claim and (ii) the non-controlling party shall be entitled to participate, at its own expense, in any such Tax Claim and the controlling party shall not settle or otherwise compromise such Tax Claim without the other party's written consent, which shall not be unreasonably withheld, conditioned or delayed.

Section 6.07. Coordination with Article IX. Except to the extent specifically set forth in this Agreement, the recourse of any Buyer Indemnitee for any and all Damages relating to or arising from Tax matters, including those set forth in Section 3.14 or this Article VI, shall be controlled by this Article VI rather than Article IX. In the event the provisions of Sections 6.05 or 6.06 and the provisions of Article IX conflict or otherwise each apply by their terms, Section 6.05 or Section 6.06, as applicable, shall exclusively govern all matters concerning Taxes; provided, that (a) Sections 9.04(d), 9.04(e), 9.04(f), 9.04(g), 9.04(h), 9.04(i), 9.04(j), 9.04(k), 9.05, 9.06 and 9.07 shall apply in any event, (b) the limitations contained in Section 9.04(c) shall apply to indemnification under Section 6.05(a)(v) and (c) the limitations contained in Sections 9.04(a), 9.04(b) and 9.04(c) shall apply to indemnification under Section 6.05(a)(vi).

ARTICLE VII

EMPLOYEE MATTERS

Section 7.01. Employees.

(p)   Subject in each case to all applicable Laws and the provisions of any Bargaining Agreement, effective no later than immediately prior to the Closing, Parent shall cause (i) all Business Employees to be employed by an IPG Entity, (ii) the IPG Entities to adopt the New IPG Plans, and (iii) Buyer or an IPG Entity as designated by Buyer to assume all obligations of Parent under each individual retention and severance agreement listed in Schedules 1.01(f) and 1.01(g) on the Closing.

(q)   For the one-year period following the Closing Date or such longer period as may be required by applicable Law or Contract (the "Benefit Period"), the IPG Entities shall provide the Business Employees with base salaries at least equal to the base salaries that are in effect for Business Employees immediately prior to the Closing, the opportunity to earn annual performance-based bonuses and other non-cash employee benefits that are substantially comparable in the aggregate to the benefits under IPG Plans and New IPG Plans (collectively, the "Applicable Plans"); provided, that for purposes of determining comparability, any long-term or equity-based incentives, retention bonuses, nonqualified deferred compensation, defined benefit retirement benefits in the U.S., Canada, Ireland and the United Kingdom, U.S. retiree medical health care insurance or contribution credits and retiree life insurance benefits and de minimis fringe benefits shall be disregarded.

(r)   With respect to U.S. Business Employees, Buyer and its Subsidiaries shall, to the extent commercially and administratively practicable, (i) give each Business Employee credit under each employee benefit plan and personnel policy of Buyer or its Subsidiaries that covers such Business Employee during the Benefit Period (including any vacation, sick leave and severance policies) for purposes of eligibility, vesting and entitlement to vacation, sick leave and severance benefits for such Business Employee's service with Parent and its Subsidiaries, (ii) allow such Business Employee to participate during the Benefit Period in each plan providing health benefits (including medical, dental and vision insurance) without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such Business Employee by the corresponding Applicable Plans immediately prior to the Closing Date, and (iii) credit such Business Employee with any expenses that were covered by the Applicable Plans that are health plans immediately prior to the Closing Date for purposes of determining deductibles, co-pays and other applicable limits under any similar replacement plans during the plan year in which the Closing Date occurs, except in each case of clauses (i) through (iii) above, where such crediting would result in duplicate benefits with respect to the same period of service and only to the same extent such service was credited for the same purpose under the Applicable Plan immediately prior to the Closing Date.

(s)   Notwithstanding Section 7.01(b), the IPG Entities shall (i) following the Closing Date, be solely responsible for the any retention, bonus, commission and severance benefits owed to any Business Employee or former IPG Entity employee pursuant to the Retention Agreements, the Severance Arrangements, any IPG Plan or any Employment Arrangement, other than the Seller Retention Amounts, and (ii) until December 31, 2015, continue to provide or make available to eligible U.S. Business Employees not covered under a Bargaining Agreement and the Severance Arrangements (or the equivalent thereof). U.S. Business Employees covered under a Bargaining Agreement will continue under the severance policy entitlements in their applicable Bargaining Agreement and Non-U.S. Business Employees will continue under the severance policy entitlements in their applicable employment agreements or as required by Law or other written agreement.

(t)   In connection with the obligations of Buyer under Section 7.01(a)(ii), as of the Closing Date, the active participation of each Business Employee in the defined contribution plans organized in the U.S. set forth in Schedule 7.01(e) (the "Parent U.S. Defined Contribution Plans") shall cease. Each U.S. Business Employee's account balance(s) will be transferred in accordance with this Section 7.01(e). Effective on or before the Closing Date, Parent, the Sellers or the IPG Entities shall establish one or more defined contribution plans that are intended to comply with

Section 401(a) of the Code to cover U.S. Business Employees after the Closing (such plan or plans, the "New IPG 401(k) Plans") and to receive the transfer of account balances from the Parent U.S. Defined Contribution Plans pursuant to this Section 7.01(e). The Parties shall make any and all filings and submissions to the IRS, the Department of Labor and any other applicable Governmental Authority required to be made by them in connection with the transfer of assets described below. Provided that Parent, the Sellers or the IPG Entities have established the New IPG 401(k) Plans, and subject to the preceding sentences, then, as soon as practicable after the Closing Date, Parent shall cause the trustees of the Parent U.S. Defined Contribution Plans to transfer in the form of cash or, with respect to loans to U.S. Business Employees or otherwise upon Buyer's reasonable request, in kind, in accordance with 414(l) of the Code, Treasury Regulation Section 1.414(l)-1 and Section 208 of ERISA, the full account balances (inclusive of such loans) of all U.S. Business Employees, which account balances shall have been credited with applicable earnings and contributions, if any, attributable to the period ending on the close of business of the day immediately preceding the transfer date, reduced by any benefit or withdrawal payments in respect of U.S. Business Employees prior to the transfer date, to the trustee of the New IPG 401(k) Plans. Such transfer of assets shall occur as soon as administratively practicable following the Closing Date. If shares of Parent's common stock are held in the U.S. Business Employees' accounts under the Parent U.S. Defined Contribution Plans and are transferred to the New IPG 401(k) Plans pursuant to the preceding sentence, then unless a Business Employee otherwise directs, the trustee of the New IPG 401(k) Plans shall continue to hold the shares of Parent's common stock transferred pursuant to this Section 7.01(e) in a separate account under such plan subject to the terms of the New IPG 401(k) Plans. In consideration of the transfer of assets hereunder, the IPG Entities shall cause the New IPG 401(k) Plans, effective as of the transfer date, to assume all of the obligations of the Parent U.S. Defined Contribution Plans solely with respect to the account balances of the Business Employees that are actually transferred hereunder under the Parent U.S. Defined Contribution Plan (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the transfer date). The IPG Entities shall not assume any Parent U.S. Defined Contribution Plans or any other obligations or Liabilities arising under or attributable to the Parent U.S. Defined Contribution Plans. Notwithstanding the foregoing, in the event Buyer determines in good faith that the "KSOP" features of a Parent U.S. Defined Contribution Plan create material legal impediments to consummating a trustee-to-trustee transfer, then in lieu of effecting a trustee-to-trustee transfer from such plan the IPG Entities shall cause the New IPG 401(k) Plans to accept direct rollovers (including direct rollovers of participant loans) of U.S. Business Employees from such Parent U.S. Defined Contribution Plans.

(u) Except as set forth in this Agreement, Parent and the Non-IPG Subsidiaries shall remain responsible for all, and shall pay and perform when due, all Liabilities under each Employee Plan and each other plan, scheme, policy or arrangement providing for compensation or benefits (including termination indemnities, jubilee payments or similar defined benefit-type Liabilities) that is not an IPG Plan or New IPG Plan (an "Excluded Plan"), whether arising prior to, on or after the Closing Date, including any such Liabilities arising out of the status of the IPG Entities as an ERISA Affiliate of Parent or any of the Non-IPG Subsidiaries prior to Closing and any UK Section 75 Debt (or Liability arising from actions taken by the UK Pensions Regulator related thereto), except in each case to the extent such Liabilities are expressly assumed by the IPG Entities under this Agreement and included in the calculation of Final Net Operating Assets. In addition, Parent shall retain all liability for Employee CGP as if such amounts were Excluded Plans. The IPG Entities shall be responsible for, and shall pay and perform when due, all Liabilities under each IPG Plan or New IPG Plan, whether such Liabilities arise prior to, on or after the applicable Closing Date.

(v)   The Sellers, Buyer, Parent and the IPG Entities agree to cooperate and provide each other such information as each may reasonably request in order to administer the IPG Plans, New IPG Plans and the Excluded Plans with respect to Business Employees following the Closing. In addition, Buyer, Parent and the relevant IPG Entities will work together to develop a mutually satisfactory process regarding the payment of the Employee CGP, including the withholding of taxes (income and employment) and other legally required withholdings thereon, and the payment and reporting of such withholdings over to the necessary Governmental Authority or other Person entitled to such withholding.

(w)   This Section 7.01 shall survive the Closing and shall be binding on all successors and assigns of Parent, the Sellers, Buyer and the IPG Entities. Nothing set forth in this Section 7.01 shall confer any rights or remedies upon any employee or former employee of the IPG Entities, any Business Employee or upon any other Person other than the parties hereto and their respective successors and assigns or shall constitute the adoption, termination or amendment to any IPG Plan, New IPG Plan or any other plan or arrangement covering the Business Employees. Nothing in this Section 7.01 shall obligate Buyer, the IPG Entities or any of their respective Subsidiaries to continue the employment of any Business Employee for any specific period.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01.   Mutual Conditions.   The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by the Parties to the extent permitted by applicable Law:

(c)   No Law enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction shall be in effect at the Closing preventing the consummation of the transactions contemplated by this Agreement (each, a "Closing Legal Impediment").

(d)   Any applicable approval or waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated and all required filings shall have been made, applicable waiting periods (and extensions thereof) expired or been terminated, and required approvals obtained pursuant to or in connection with the Competition Laws listed in Schedule 8.01 (b).

Section 8.02. Conditions to the Obligation of Buyer.   The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Buyer to the extent permitted by applicable Law:

(d)   No Effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)   All representations and warranties made by Parent and the Sellers contained in Article III (other than the Fundamental Representations), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Material Adverse Effect or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Fundamental Representations made by Parent and the Sellers in this Agreement that are qualified by materiality, Material Adverse Effect, or similar qualifications shall be true and correct in all but *de minimis* respects at and as of the Closing Date as though such Fundamental Representations were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date) and all other Fundamental Representations made by Parent and the Sellers in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such Fundamental Representations were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representation and warranty of Parent and the Sellers contained in Section 3.05(a) (Capitalization) shall be true and correct at and as of the Closing Date, in all but *de minimis* respects, as though such representation and warranty was made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date).

(f)   Parent and the Sellers shall have duly performed or complied with, in all material respects, all of the material covenants and agreements required to be performed or complied with by Parent and the Sellers at or prior to Closing under the terms of this Agreement.

(g)   Parent shall have delivered to Buyer a certificate dated as of the Closing Date signed by an officer of Parent to the effect that each of the conditions set forth in Section 8.02(a) through Section 8.02(c) have been satisfied.

(h)   Parent shall have delivered, or caused to be delivered, to Buyer the items and documents set forth in Section 2.04(a).

Section 8.03.   Conditions to the Obligations of Parent and the Sellers. The obligations of Parent and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent to the extent permitted by applicable Law:

(l)   All representations and warranties made by Buyer contained in Article IV shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date).

(m)   Buyer shall have duly performed or complied with, in all material respects, all of the material covenants and agreements required to be performed or complied with by Buyer at or prior to the Closing under the terms of this Agreement.

(n)   Buyer shall have delivered to Parent and the Sellers a certificate dated as of the Closing Date signed by an officer of Buyer to the effect that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

(o)   Buyer shall have delivered to the Sellers the Preliminary Purchase Price and the other items and documents set forth in Section 2.04(b).

Section 8.04.   Frustration of Closing Conditions. None of Parent, the Sellers or Buyer may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated by this Agreement, on the failure of any condition set forth in this Article VIII to be satisfied if such failure has been primarily caused by, or is primarily the result of, such Party's failure to comply with its obligations under this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.01. Survival. Subject to Article VI relating to Taxes, the representations and warranties of the Parties contained in this Agreement and all covenants and agreements of the Parties contained in this Agreement that are to be performed prior to the Closing shall survive the Closing for a period of fifteen (15) months after the Closing Date; provided, that (i) the Fundamental Representations and the representations and warranties contained in Sections 4.01 (Organization and Qualification), 4.02 (Authorization), 4.07 (Solvency), 4.08 (Brokers) and 4.09 (Purchase for Investment) shall survive indefinitely, and (ii) the representations and warranties contained in Section 3.11 (Environmental Matters) shall survive for a period of thirty-six (36) months after the Closing Date. Subject to Article VI relating to Taxes, all of the covenants and agreements contained in this Agreement that are to be performed after the Closing shall survive the Closing until fully performed and remain in full force and effect in accordance with their terms, unless and only to the extent that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance. Notwithstanding the preceding two sentences, any breach of any covenant, agreement, representation or warranty in respect of which indemnification may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding two sentences, if notice of such breach giving rise to such right of indemnification shall have been given to the Party against whom such indemnification may be sought prior to such time. The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 9.01 shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable.

Section 9.02. Indemnification.

(p) Subject to Article VI relating to Taxes and the provisions of this Article IX, including the limitations set forth in Section 9.04, effective at and after the Closing, Parent agrees to indemnify Buyer and its Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the "Buyer Indemnitees") against, and agrees to hold each of them harmless from, any and all Damages incurred or suffered by any Buyer Indemnitee to the extent arising out of or relating to:

(i) any breach of any representation or warranty of Parent or the Sellers in this Agreement or any failure of any representation or warranty of Parent or the Sellers in this Agreement to be true and correct as of the Closing (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which need be so true and correct only as of such specified date);

(ii)   any breach of any covenant or agreement made or to be performed by Parent or the Sellers pursuant to this Agreement; or

(iii)   without duplication, any Excluded Liability or any other Liability arising in connection with or relating to any Retained Business.

(q)   Subject to Article VI relating to Taxes and the provisions of this Article IX, including the limitations set forth in Section 9.04, effective at and after the Closing, Buyer agrees to indemnify Parent, the Sellers and their respective Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the "Seller Indemnitees") against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Seller Indemnitee to the extent arising out of or relating to:

(iii)   any breach of any representation or warranty of Buyer in this Agreement or any failure of any representation or warranty of Buyer in this Agreement to be true and correct as of the Closing (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which need be so true and correct only as of such specified date);

(iv)   any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement; or

(v)   without duplication, any Assumed Liability, any Liability of any IPG Entity or any other Liability arising in connection with or relating to the operation of the Business from and after the Closing, in each case, to the extent the Buyer Indemnitees are not entitled to indemnification for Damages arising out of or relating to such Assumed Liability or other Liability pursuant to this Article IX.

(r)   For purposes of determining whether a breach of any representation or warranty has occurred for purposes of Section 9.02(a)(i) (except for any breach of the representations and warranties in Sections 3.06 (Financial Statements), 3.07 (Absence of Certain Developments), 3.16 (Material Contracts) (with respect to the definition of Material Contracts set forth therein) or 3.22 (Reorganization), which shall not be subject to this Section 9.02(c)), such determination shall be made without regard to any qualification or exception contained in such representation or warranty relating to "material," "materiality," "material respects," "materially," "Material Adverse Effect" or words of similar import or effect applicable thereto so long as the Damages arising out of or relating to such breach would exceed $3,000,000.

(s)   For purposes of determining the amount of Damages subject to indemnification pursuant to Section 9.02(a)(i) (except for Damages arising out of or relating to a breach of the representations and warranties in Sections 3.06 (Financial Statements), 3.07 (Absence of Certain

Developments), 3.16 (Material Contracts) (with respect to the definition of Material Contracts set forth therein) or 3.22 (Reorganization), which shall not be subject to this Section 9.02(d)), such Damages shall be determined without regard to any qualification or exception contained in such representation or warranty relating to "material," "materiality," "material respects," "materially," "Material Adverse Effect" or words of similar import or effect applicable thereto.

Section 9.03. Procedures. Except with respect to Tax Claims, which are addressed in Article VI, claims for indemnification under this Agreement shall be asserted and resolved as follows:

(e) Any Buyer Indemnitee or Seller Indemnitee seeking indemnification under this Agreement (an "Indemnified Party") with respect to any claim asserted against the Indemnified Party by a third party ("Third Party Claim") in respect of any matter that is subject to indemnification under Section 9.02 shall promptly notify in writing (a "Claim Notice") the other Party (the "Indemnifying Party") of the Third Party Claim (and in any event within thirty (30) Business Days after receipt by such Indemnified Party of written notice of the Third Party Claim), which Claim Notice shall describe in reasonable detail the nature of the Third Party Claim, including the basis of the Indemnified Party's request for indemnification under this Agreement and a reasonable estimate of any Damages suffered or expected to be suffered with respect thereto (if available); provided, however, that failure to promptly or completely provide such Claim Notice shall not relieve the Indemnifying Party of its indemnification obligations provided under this Agreement except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure or delay. The Indemnified Party shall promptly provide the Indemnifying Party with a copy of all papers served with respect to such claim (if any) promptly upon receipt thereof by the Indemnified Party.

(f) The Indemnifying Party shall have the right to participate in the defense of any Third Party Claim at any time and, subject to the limitations contained in this Section 9.03(b), assume and control the defense thereof. The Indemnifying Party will promptly notify the Indemnified Party (and in any event within thirty (30) Business Days after having received any Claim Notice) with respect to whether or not it is exercising its right to assume and control the defense of any such Third Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such claim is an indemnifiable Damage under this Article IX). If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume and control the defense of the Third Party Claim, then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party and not reasonably objected to by the Indemnified Party, in all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.03(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the Third Party Claim to all Indemnified Parties affected by the Third Party Claim and (ii) the settlement agreement does not contain any admission by, or sanction or restriction upon the conduct or operation of any business conducted by, the Indemnified Party or its Affiliates (including any proceeding that seeks an injunction or other equitable relief against the Indemnified Party or its Affiliates). The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.03(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation unless the employment of separate legal counsel has been specifically authorized in writing by the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Party in defending such Third Party Claim) if (A) (1) the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any claim for money damages, and (2) in the event the Third Party Claim were to be decided adversely to the Indemnified Party, such a decision could reasonably be expected to materially impair the conduct of the business conducted by the Indemnified Party; provided, that if such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages, (B) the Third Party Claim seeks money damages, and in the event the Third Party Claim were to be decided adversely to the Indemnified Party, such a decision could reasonably be expected to result in Damages for which the Indemnified Party would be responsible for a greater portion of the Damages related to such Third Party Claim than the Indemnifying Party; or (C) the Indemnified Party shall have been advised by counsel that the assumption of such defense by the Indemnifying Party would be inappropriate due to a material conflict of interest. Notwithstanding anything set forth in this Section 9.03(b) to the contrary, if the Indemnifying Party has assumed the defense and the Indemnifying Party fails to actively and diligently pursue the defense of such Third Party Claim, then the Indemnified Party shall be entitled to retain or otherwise reassume the defense of such Third Party Claims (and, for the avoidance of doubt, the provisions of Section 9.03(c) shall apply).

(g)   If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.03(b) within thirty (30) Business Days after receipt of any Claim Notice, then the Indemnified Party shall defend itself against the applicable Third Party Claim, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party

Claim with counsel selected by the Indemnified Party, in all appropriate proceedings and in good faith, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party's consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.03(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation; provided, however, the Indemnifying Party shall be entitled (to the extent permitted under Section 9.03(b)) to assume the defense of such Third Party Claim in accordance with Section 9.03(b). For the avoidance of doubt, if the Indemnifying Party does notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.03(b) and this Section 9.03(c), the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (but only if the Indemnified Party is actually entitled to indemnification hereunder).

(h)   If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, including providing reasonable access to documents, records and information. In addition, the Indemnified Party will make its personnel reasonably available at no cost to the Indemnifying Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably requested by the Indemnifying Party. If the Indemnifying Party has assumed the defense of a Third Party Claim, the Indemnified Party also agrees to reasonably cooperate with the Indemnifying Party and its counsel in the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person and executing powers of attorney to the extent necessary unless doing so would materially impair the conduct of the business conducted by the Indemnified Party.

(i)   A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by notice to the Indemnifying Party as promptly as practicable, which notice shall describe in reasonable detail the nature of the claim and the basis of the Indemnified Party's request for indemnification under this Agreement; provided, however, that failure to promptly or completely provide such notice shall not relieve the Indemnifying Party of its indemnification obligations provided under this Agreement except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure or delay.

Section 9.04. <u>Limitations on Liability</u>. Notwithstanding anything to the contrary in this Article IX:

(d)   Parent shall not be liable to indemnify an Indemnified Party for (i) any breach of any representation or warranty of Parent or the Sellers set forth in this Agreement or (ii) any breach of <u>Section 5.01</u> (other than a willful and intentional breach thereof), in either case, attributable to a single course of conduct or related set of facts, events or circumstances, unless the amount of Damages actually incurred by the Buyer Indemnitees for such breach and related breaches exceeds $350,000 ("<u>De Minimis Amount</u>"); <u>provided</u>, <u>however</u>, that Parent shall not be liable to indemnify an Indemnified Party for any breach of any representation or warranty of Parent or the Sellers contained in <u>Section 3.14</u> attributable to a single course of conduct or related set of facts, events or circumstances, unless the amount of Damages actually incurred by the Buyer Indemnitees for such breach and related breaches exceeds $100,000 ("<u>Tax de Minimis Amount</u>");

(e)   Parent shall not be liable to indemnify an Indemnified Party for (i) any breach of any representation or warranty of Parent or the Sellers set forth in this Agreement or (ii) any breach of <u>Section 5.01</u> (other than a willful and intentional breach thereof), in either case, unless the aggregate amount of Damages actually incurred by the Buyer Indemnitees for such breach and all other breaches otherwise subject to indemnification hereunder exceeds $48,000,000 (the "<u>Deductible</u>"), and then only to the extent such aggregate Damages exceed such amount; <u>provided</u>, <u>however</u>, that the Deductible shall not apply to indemnification for Damages pursuant to <u>Section 9.02(a)(ii)</u> (other than relating to <u>Section 5.01</u> for Damages that are not as a result of a willful and intentional breach thereof) or <u>Section 9.02(a)(iii)</u>, nor shall the Deductible apply to indemnification for Damages arising out of or resulting from any breach of any Fundamental Representation (and, for the avoidance of doubt, (A) Damages attributable to a single course of conduct or related set of facts, events or circumstances that do not exceed the De Minimis Amount or the Tax De Minimis Amount, as applicable, pursuant to <u>Section 9.04(a)</u> and <u>6.05(a)(vi)</u>, respectively, shall not be counted towards the calculation of the Deductible, and (B) Damages indemnifiable on account of any breach of any Fundamental Representation shall not be counted towards the calculation of the Deductible for any other breaches subject to the Deductible);

(f)   in no event shall Parent's aggregate Liability arising out of or relating to <u>Section 9.02(a)(i)</u>, <u>Section 9.02(a)(ii)</u> (solely on account of any breach of <u>Section 5.01</u> (other than a willful and intentional breach thereof)), <u>Section 6.05(a)(v)</u> and <u>Section 6.05(a)(vi)</u> exceed $160,000,000 (the "<u>Cap</u>"); <u>provided</u>, <u>however</u>, that the Cap shall not apply to indemnification for Damages arising out of or resulting from any breach of any Fundamental Representation;

(g)   notwithstanding anything to the contrary in this Agreement, in no event shall Parent's aggregate Liability arising out of or relating to <u>Section 9.02(a)(i)</u>, <u>Section 9.02(a)(ii)</u> or <u>Section 6.05</u> exceed the Purchase Price;

(h)   in no event shall Parent be liable under Section 9.02(a) or Section 6.05 for any Damages arising from an action taken or not taken by Parent or the Sellers at the express written request of or with the express written consent of Buyer;

(i)   Buyer Indemnitees shall not have a right to assert claims for indemnification under any provision of this Agreement (including Section 6.05) for Damages to the extent (and only to the extent) that such Damages arise out of actions taken (or omitted to be taken) by Buyer, the IPG Entities or any Buyer Indemnitee after the Closing Date;

(j)   no Buyer Indemnitee shall be entitled to indemnification under Section 6.05(a) or this Article IX to the extent a Liability or reserve relating to the matter giving rise to such Damages has been included in the calculation of Final Net Operating Assets or to the extent such Buyer Indemnitee has otherwise been compensated with respect thereto pursuant to the post-Closing adjustment contemplated by Section 2.06;

(k)   each Indemnified Party shall have a duty to use commercially reasonable efforts to mitigate any Damages arising out of or relating to this Agreement or the transactions contemplated hereby after becoming aware of the incurrence of such Damages, including incurring the minimum costs (which shall be Damages) necessary to remedy any breach that gives rise to such Damages;

(l)   the amount of any Damages for which an Indemnified Party claims indemnification under this Agreement shall be reduced by the amount of (i) any insurance proceeds actually received from third party insurers with respect to such Damages; (ii) any Tax Benefit Actually Realized within two (2) years of the time when such Damages are recognized for Tax purposes, which Tax Benefit is attributable to such Damages, and (iii) any indemnification, contribution, offset or reimbursement payments actually received from third parties with respect to such Damages, in each case of clauses (i) through (iii) above, net of any reasonable costs associated with recovery of such amounts; provided, that such Indemnified Party shall use commercially reasonable efforts to obtain recoveries from insurers, including title insurers, and other third parties in respect of this Section 9.04(i); provided, further, that an Indemnified Party shall use commercially reasonable efforts to cause any Tax Benefit to be Actually Realized with respect to such Damages to the extent permitted by applicable Law. If an Indemnified Party (A) actually receives insurance proceeds from third party insurers with respect to such Damages, (B) has a Tax Benefit Actually Realized, or (C) actually receives indemnification, contribution, offset or reimbursement payments from third parties with respect to such Damages, in each case, at any time subsequent to any indemnification payment pursuant to Section 6.05 or this Article IX, then such Indemnified Party shall promptly reimburse the applicable Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to such amount actually received by such Indemnified Party. Notwithstanding the foregoing, nothing in this Section 9.04(i) shall apply to any Transactional Insurance Policy or any proceeds received pursuant to any Transactional Insurance Policy;

(m)   in the event an Indemnified Party shall recover Damages in respect of a claim of indemnification under this Article IX or Section 6.05, no other Indemnified Party shall be entitled to recover the same Damages in respect of a claim for indemnification;

(n)   notwithstanding anything provided under applicable Law, no Party shall have any Liability (including under Article III, Article VI or this Article IX) for, and Damages shall not include, any punitive, incidental, consequential, special or indirect Damages (including lost profits, loss in value or any damages that are based on a multiple of earnings), in each case, except to the extent any such Damages are awarded and paid with respect to a Third Party Claim as to which a Party is entitled to indemnification under this Agreement; and

(o)   THE RIGHTS OF INDEMNIFICATION SET FORTH IN THIS ARTICLE IX SHALL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING ANY INDEMNIFYING PARTY) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE INDEMNIFIED PARTY OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED ON THE INDEMNIFIED PARTY.

Section 9.05.   Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 9.02 or Section 6.05 and the Indemnified Party is entitled to recover all or a part of such Damages from a third party (a "Potential Contributor") based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall, to the extent permitted by Law and any pertinent Contract, assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 9.06.   Exclusivity.

(g)   After the Closing, other than as set forth in Section 2.06 or Section 11.09, the sole and exclusive remedy for any and all claims, Damages or other matters arising under, out of, or related to this Agreement or the transactions contemplated hereby, including in the case of fraud, shall be the rights of indemnification set forth in Section 6.05 and this Article IX only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort, strict liability, equitable remedy or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Law. This Section 9.06(a) will not operate to interfere with or impede the operation of the covenants contained in this Agreement that by their nature are required to be performed after the Closing, with respect to a Party's right to seek equitable remedies (including specific performance or injunctive relief) pursuant to Section 11.09. The provisions of this Section 9.06(a), together with Section 11.09 and the covenants contained in this Agreement that by their nature are required to be performed after the Closing (including Section 2.06), were specifically bargained-for between the Sellers and Parent, on the one hand, and Buyer, on the other hand, and were taken into account by the Parties in arriving at the Purchase Price. Each Party, respectively, specifically relied upon the provisions of this Section 9.06(a) in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth in Article III (in the case of Parent and the Sellers) and Article IV (in the case of Buyer).

(h)   Notwithstanding anything to the contrary herein, in the case of fraud, (i) the provisions of this Article IX shall not apply (other than Section 9.03, Section 9.06 and Section 9.07, which shall apply) with respect to any indemnification claim under this Agreement to the extent arising out of such fraud and (ii) any such claim of fraud shall survive the Closing indefinitely. For purposes of this Section 9.06, "fraud" shall mean fraud as defined under the law of the State of Delaware and, for the avoidance of doubt, shall not include constructive fraud, negligent misrepresentation or other similar theory.

Section 9.07. Characterization of Indemnity Payments.   The Parties agree that any indemnification payments made pursuant to this Section 6.05 or Article IX shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by applicable Law.

ARTICLE X

TERMINATION

Section 10.01. Termination.   This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(t)   by mutual written agreement of Parent and Buyer;

(u)   by Parent or Buyer, if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction or taken any other Action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such order, decree, ruling, injunction or other Action;

(v)   by Parent or Buyer, if the Closing shall not have occurred on or prior to August 1, 2014 (the "Outside Date"); provided, that this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;

(w)   by Buyer upon written notice to Parent, in the event of a breach of any representation, warranty, covenant or agreement on the part of Parent or any Seller, such that the conditions specified in Section 8.02 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Parent or the applicable Seller within thirty (30) days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the Outside Date; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 10.01(d) if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 8.03;

(x)   by Parent upon written notice to Buyer, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyer, such that the conditions specified in Section 8.03 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Buyer within thirty (30) days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if Parent or any Seller is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 8.02; or

(y)   by Parent, if (i) all of the conditions set forth in Sections 8.01 and 8.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied, other than those conditions that have not been satisfied as a result of Buyer's breach of this Agreement, the Commitment Letters or the Debt Financing Documents) have been satisfied or waived, (ii) Parent has irrevocably confirmed in writing to Buyer that (A) all of the conditions set forth in Section 8.03 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by Parent and (B) Parent and the Sellers are prepared to consummate the Closing; provided that such confirmation shall not be delivered earlier than the date that the Closing should have occurred pursuant to Section 2.03, and (iii) Buyer fails to consummate the Closing within three (3) Business Days following the date on which the confirmation has been delivered to the Buyer; provided, that, for the avoidance of doubt, during such three (3) Business Day period following the date on which the confirmation has been delivered to the Buyer, no Party shall be entitled to terminate this Agreement pursuant to Section 10.01(c).

Section 10.02. Effect of Termination; Termination Fee.

(j)   In the event of termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party hereto; provided, however, that the last sentence of Section 5.03(b) and the provisions of Section 5.16(d), this Section 10.02 and Article XI hereof shall survive any termination of this Agreement and, except as set forth in Section 10.02, nothing herein shall relieve a Party from Liability for any willful, intentional and material uncured breach of covenant, agreement, representation or warranty set forth in this Agreement, in any case occurring or existing on or prior to such termination; provided, further, following the termination of this Agreement pursuant to Section 10.01, the Liability of any Party for such breaches shall not exceed an aggregate amount equal to the amount of the Termination Fee (plus, in the case of Buyer, the other amounts pursuant clause (A) and (B) of Section 10.02(b) and the payment of any other amounts due pursuant to the last sentence Section 5.03(b) and Section 5.16(d)). The Confidentiality Agreement shall not be affected by a termination of this Agreement.

(k)   In the event that this Agreement is terminated (i) by Parent pursuant to Section 10.01 (e) or Section 10.01(f) or (ii) by Parent or Buyer pursuant to Section 10.01(c) at a time when this Agreement was terminable by Parent pursuant to Section 10.01(e) (determined without regard to any applicable cure period otherwise available thereunder) or Section 10.01(f), then, in either case, Buyer shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to Parent or its designees an amount equal to $208,000,000 (the "Termination Fee") by wire transfer of immediately available funds. If Buyer fails to pay the Termination Fee when due, and, in order to obtain such payment, Parent commences an Action that results in a judgment against Buyer for the Termination Fee, Buyer shall pay to Parent, together with the Termination Fee, (A) interest on the Termination Fee from the date of termination of this Agreement at a rate per annum equal to the Prime Rate and (B) Parent's costs and expenses (including reasonable attorneys' fees) in connection with such Action. Without limiting Parent's right to obtain an award of specific performance permitted by Section 11.09, solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee or expanding the circumstances in which the Termination Fee is to be paid, it is agreed that the Termination Fee is a liquidated damage, and not a penalty. For the avoidance of doubt, in no event shall Buyer be required to pay the Termination Fee on more than one occasion.

(l)   In the event that Parent receives full payment of the Termination Fee and other amounts pursuant clause (A) and (B) of Section 10.02(b) and the payment of any other amounts due pursuant to the last sentence Section 5.03(b) and Section 5.16(d), the receipt of such Termination Fee and such other amounts together with such additional amounts pursuant to the last sentence of Section 5.03(b) and Section 5.16(d) shall be the sole and exclusive remedy of Parent and the Sellers against (i) Buyer and the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Buyer, and any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (the Persons described in this

Section 10.02(c)(i), collectively, the "Buyer Group") for any Damages suffered as a result of any breach of any representation, warranty, covenant or agreement set forth herein, or the failure of the transactions contemplated by this Agreement to be consummated, and (ii) any lender or prospective lender, lead arranger, arranger, agent or Representative of or to Buyer, including, each party to the Debt Commitment Letter, and their respective Affiliates, and their respective officers, directors, employees, agents, successors and assigns (those under this Section 10.02(c)(ii), the "Lender Group").

(m)   Any claim or cause of action based upon, arising out of, or related to this Agreement, the Limited Guaranty, the Equity Commitment Letter or any other Transaction Document may only be brought against Persons that are expressly named as parties hereto or thereto, respectively. No former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, members, managers, agents, Affiliates, general or limited partners or assignees of the Parent, the Sellers, the IPG Entities, Buyer, the Guarantor or any former, current or future direct or indirect equity holder, controlling Person, stockholder, director, officer, employee, member, manager, general or limited partner, Affiliate, agent or assignee of any of the foregoing shall have any Liability or obligation for any of the representations, warranties, covenants, agreements, obligations or Liabilities of the Parent, the Sellers or Buyer under this Agreement or of or for any Action based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of any Party or other Person or otherwise.

(n)   The Parties acknowledge that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.01. Notices. All notices, requests, claims, demands and other communications required or permitted hereunder shall be in writing and shall be deemed sent, given and delivered (a) immediately if given by personal delivery, (b) one (1) day after deposit with an overnight delivery service, (c) three (3) days after deposit in the mail via registered or certified mail (return receipt requested) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice) and (d) upon confirmation of receipt if given by electronic mail, facsimile or other customary means of electronic communication as provided below:

112

if to Buyer, to:

c/o The Carlyle Group
1001 Pennsylvania Avenue NW
Suite 220 South
Washington, DC 20004
Attention: Brian Bernasek
　　　　　Vipul Amin
Email: brian.bernasek@carlyle.com
　　　　vipul.amin@carlyle.com
Facsimile No.: (202) 347-1818

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: William Sorabella
　　　　　Christopher Torrente
　　　　　Daniel Michaels
Email: william.sorabella@kirkland.com
　　　　christopher.torrente@kirkland.com
　　　　daniel.michaels@kirkland.com
Facsimile No.: (212) 446-6460

if to Parent or the Sellers, to:

Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, IL 60026
Attention: General Counsel
Email: mgreen@itw.com
Facsimile No.: (847) 657-4700

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, IL 60606
Attention: Mark D. Gerstein
                       Bradley C. Faris
Email: mark.gerstein@lw.com
            bradley.faris@lw.com
Facsimile No.: (312) 993-9767

or to such other address or facsimile number as any Party shall notify the other Parties (as provided above) from time to time. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02. <u>Amendments and Waivers.</u>

(p)   Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Parent and Buyer, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(q)   No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in <u>Section 9.06</u> or <u>Section 10.02</u>, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(r)   Notwithstanding anything to the contrary contained herein, <u>Sections 10.02</u>, <u>11.04 (d)</u> and <u>11.05</u> and this <u>Section 11.02(c)</u> (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of <u>Sections 10.02</u>, <u>11.04(c)</u>, <u>11.04(d)</u> and <u>11.05</u> and this <u>Section 11.02(c)</u>) may not be modified, waived or terminated in a manner that is adverse in any material respect to the Financing Sources without the prior written consent of the Financing Sources.

Section 11.03. <u>Expenses.</u> Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each Party shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

Section 11.04. <u>Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.</u>

(i)   This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the law of the State of Delaware.

(j)   Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such federal court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(k)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER AND ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH

WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.04(c).

(l)   Notwithstanding anything herein to the contrary, each Party agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in (A) a court of the State of New York sitting in the Borough of Manhattan in the City of New York or (B) the United States District Court for the Southern District of New York situated in the Borough of Manhattan in the City of New York and each Party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.01 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York shall govern any such Action and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 11.04(c).

Section 11.05. <u>Assignment; Successors and Assigns; No Third Party Beneficiaries.</u> Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other Parties, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void; provided, however, that (1) Buyer may assign its rights under this Agreement and the other Transaction Documents, in whole or in part, to one or more Buyer Designee and (2) Buyer may collaterally assign this Agreement and the other Transaction Documents, in whole or in part, to any Financing Source or any other party providing debt financing to Buyer or its Subsidiaries (in each case, unless to do so would restrict or delay the consummation of the transactions contemplated by this Agreement), but no such assignment shall relieve either party of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives. No provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the Parties and their respective successors and assigns; provided, however, that (a) the Financing Sources shall be express third party beneficiaries of and have the right to enforce Sections 10.02, 11.02(c), 11.04(c), and 11.04(d) and this Section 11.05, (b) the Indemnified Parties shall be express third party beneficiaries of and have the right to enforce Article IX, (c) the D&O Indemnitees shall be express third party beneficiaries of and have the right to enforce Section 5.17 from and after the Closing, (d) the ITW Indemnitors shall be express third party beneficiaries of and have the right to enforce Section 5.17(e) from and after the Closing, and (e) the Guarantor shall be an express third party beneficiary of and have the right to enforce Section 10.02(c) and Section 10.02(d).

Section 11.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF or other equivalent format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 11.07. Entire Agreement. This Agreement, including the Exhibits and Schedules attached thereto, the Transaction Documents, the Equity Commitment Letter and the Limited Guaranty constitute the entire agreement among the Parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 11.08. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.09. Specific Performance.

(c)   The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages. Except as otherwise set forth in this Section 11.09, including the limitations set forth herein, the Parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 10.01, Buyer, on the one hand, and Parent and the Sellers, on the other hand, shall, in the event of any breach or threatened breach by Parent and the Sellers, on the one hand, or Buyer, on the other hand, of any of their respective covenants or agreements set forth in this Agreement, be entitled to equitable relief, including an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of the other under this Agreement. The Parties hereto have specifically bargained for the right to specific performance of the obligations hereunder, in accordance with the terms and conditions of this Section 11.09, notwithstanding the potential for payment of the Termination Fee in the event of the termination of this Agreement in accordance with Section 10.02.

(d)   Notwithstanding anything herein to the contrary, it is acknowledged and agreed that Parent and the Sellers shall only be entitled to specific performance of Buyer's obligations to cause the Equity Financing to be funded and to consummate the transactions contemplated by this Agreement, including by demanding Buyer to enforce the obligations of the parties to the Equity Commitment Letter and Buyer's rights thereunder, in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Sections 8.01 and 8.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied, other those conditions have not been satisfied as a result of Buyer's breach of this Agreement, the Commitment Letters or the Debt Financing Documents), (ii) Buyer fails to complete the Closing on the date the Closing should have occurred in accordance with Section 2.03, (iii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iv) Parent and the Sellers have irrevocably confirmed in writing that the Closing will occur if specific performance is granted and the Debt Financing and Equity Financing are funded. For the avoidance of doubt, in no event shall Parent be entitled to enforce specifically the Buyer's right to cause the Equity Financing to be funded or to complete the transactions contemplated by this Agreement if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(e)   Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance when available pursuant to the terms of this Agreement to prevent or restrain breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of such Party under this Agreement in accordance with the terms of this Section 11.09. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction, all in accordance with the terms of this Section 11.09. Each Party further agrees that (i) by seeking the remedies provided for in this Section 11.09, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement, the Equity Commitment Letter or the Limited Guaranty in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.09 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.09 shall require any Party to institute any Action for (or limit any Party's right to institute any Action for) specific performance under this Section 11.09 prior or as a condition to exercising any termination right under Article X, nor shall the commencement of any Action pursuant to this Section 11.09 or anything set forth in this Section 11.09 restrict or limit any Party's right to terminate this Agreement in accordance with the terms of Article X or pursue any other remedies under this Agreement, the Equity Commitment Letter or the Limited Guaranty that may be available then or thereafter.

Section 11.10. <u>Disclosure Schedule.</u> The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of Buyer, (b) the disclosure by Parent or the Sellers of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by Parent or the Sellers that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement readily apparent on the face of such disclosure, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (d) except as provided in <u>clause (c)</u> above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement, and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Parent or the Sellers except as and to the extent provided in this Agreement.

Section 11.11. <u>Retention of Counsel.</u> Buyer, for itself and the IPG Entities, and for Buyer's and the IPG Entities' respective successors and assigns, irrevocably acknowledges and agrees that all communications between Parent and the Sellers, on the one hand, and legal counsel, on the other hand, including Latham & Watkins LLP, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of Parent, the Sellers and/or any of their respective Subsidiaries (including the IPG Entities) and their counsel and would not be subject to disclosure to Buyer in connection with any process relating to a dispute arising under or in connection with this Agreement or otherwise, shall continue after the Closing to be privileged communications between Parent, the Sellers and such counsel, and neither Buyer nor any Person, acting or purporting to act on behalf of or through Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the IPG Entities and not Parent or the Sellers. Buyer and the IPG

Entities agree that any attorney-client privilege, attorney work-product protection, and expectation of client confidence arising from or as a result of counsel's representation of an IPG Entity, Seller or Parent prior to the Closing, and all information and documents covered by such privilege or protection, shall belong to and be controlled by Parent and may be waived only by the Parent, and not an IPG Entity, and shall not pass to or be claimed or used by Buyer or any IPG Entity, except with respect to the assertion of such privilege or protection against a third party.

Section 11.12. <u>Seal.</u> The Parties acknowledge and agree that any representations or warranties that contemplate an indefinite survival period under <u>Section 9.01</u>, together with any claims for fraud under <u>Section 9.06(b)</u>, shall be subject to the 20-year statute of limitations applicable to sealed instruments under Delaware law (and, for the avoidance of doubt, the Parties expressly affirm their agreement that, with respect to any other claim that a Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in <u>Section 6.05(d)</u> and <u>Section 9.01</u> shall govern when any such claim may be brought and shall shorten, replace and supersede any statute of limitations that may otherwise be applicable to sealed instruments or otherwise).

[*Signature page follows.*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal by their respective authorized officers as of the day and year first above written.

PARENT:
ILLINOIS TOOL WORKS INC.

By: <u>/s/ Michael M. Larsen (Seal)</u>

Name: Michael M. Larsen

Title: Senior Vice President and Chief Financial Officer

SELLER:

ITW IPG INVESTMENTS LLC

By: <u>/s/ Michael M. Larsen (Seal)</u>
Name: Michael M. Larsen
Title: Authorized Signatory

ITW ALPHA S.A.R.L

By: <u>/s/ Michael M. Larsen (Seal)</u>
Name: Michael M. Larsen
Title: Authorized Signatory

ITW PARTICIPATIONS S.A.R.L

By: <u>/s/ Michael M. Larsen (Seal)</u>
Name: Michael M. Larsen
Title: Authorized Signatory

ITW LLC & CO. KG

By: <u>/s/ Michael M. Larsen (Seal)</u>
Name: Michael M. Larsen
Title: Authorized Signatory

ITW SIGNODE HOLDING GMBH

By: <u>/s/ Michael M. Larsen (Seal)</u>
Name: Michael M. Larsen
Title: Authorized Signatory

BUYER:

VAULT BERMUDA HOLDING CO. LTD

By: <u>/s/ Brian A. Bernasek (Seal)</u>
Name: Brian A. Bernasek
Title: Authorized Signatory